Exhibit 99.3

Tm BIOSCIENCE CORPORATION

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

To the shareholders and optionholders of Tm Bioscience Corporation

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders and optionholders of Tm Bioscience Corporation (the “Corporation” or “Tm”) will be held on February 23, 2007 at 10:00 a.m. (Toronto time) at the TSX Broadcast Centre, The Exchange Tower, 130 King St. West, Toronto, Ontario, for the following purposes:

1.
to consider and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is attached as Annex “C” to the accompanying management information circular (the “Circular”), approving a plan of arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Luminex Corporation (“Luminex”) and the Corporation, as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournment thereof.

The Arrangement is described in the accompanying Circular. The full text of the Corporation’s interim order (the “Interim Order”) and the Corporation’s notice of application for a final order approving the Arrangement are set forth as Annex “F” to the Circular.

Shareholders have been given the right to dissent in the manner set out in section 185 of the OBCA and the Interim Order in respect of the adoption of the special resolution set forth above. A summary of the procedure to be followed under section 185 of the OBCA by a dissenting shareholder of the Corporation and the provisions of that section are set out in Annex “D” to the Circular. If the Arrangement becomes effective, dissenting shareholders will be entitled to be paid the fair value of their shares in cash. Failure to comply strictly with the applicable dissent procedures may result in the loss or unavailability of any right to dissent.

This notice is accompanied by a form of proxy, a letter of transmittal, and the Circular.

The record date for receiving notice of, and voting securities at, the Meeting is January 22, 2007. If you were a registered common shareholder of the Corporation or a holder of options to purchase the Corporation’s common shares at the close of business on the record date, you are entitled to receive notice of and to vote at the Meeting.

Shareholders and holders of options to purchase common shares of the Corporation who are unable to attend the Meeting in person are requested to complete, date and sign and either deposit the applicable enclosed form of proxy with CIBC Mellon Trust Company by mail using the return envelope provided addressed to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721 Agincourt, Ontario, M1S 0A1 or by hand to 320 Bay Street, Toronto, Ontario M5H 4A6 no later than 5:00 p.m. (Eastern Time) on February 22, 2007 or, if the Meeting is adjourned, at least two business days before any adjourned Meeting is reconvened.

If you are a non-registered shareholder and have received this notice and accompanying Circular from your broker or another intermediary, please complete and return the voting instruction or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided to you.

If you have any questions please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada, Inc., toll-free in North America at 1-866-909-6468.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Gregory Hines
Gregory C. Hines President and Chief Executive Officer

DATED at Toronto, this January 23, 2007.

TABLE OF CONTENTS
MANAGEMENT INFORMATION CIRCULAR.	1
SOLICITATION OF PROXIES	1
APPOINTMENT AND REVOCATION OF PROXIES	1
VOTING OF PROXIES	2
NON-REGISTERED SHAREHOLDERS	2
WHERE YOU CAN FIND ADDITIONAL INFORMATION	3
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	4
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	5
CANADIAN/U.S. EXCHANGE RATES	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	6
SUMMARY	7
RISK FACTORS	13
Canadian and U.S. Federal Income Tax Consequences to Shareholders	13
Risks Related to the Business	13
Risks Relating to the Arrangement	13
Risks Relating to the Businesses of Luminex, Tm and the Combined Company	15
FORWARD-LOOKING STATEMENTS	15
INFORMATION ABOUT THE COMPANIES	16
THE ARRANGEMENT	18
General	18
Background	18
Recommendation of the Special Committee	20
Recommendation of the Board	20
Reasons for the Arrangement	20
Opinion of Tm’s Financial Advisor	21
Regulatory and Other Approvals Required for the Arrangement	22
Required Shareholder and Optionholder Approval	23
Dissenting Shareholder Rights	23
Expenses	23
Interests of Tm Directors and Executive Officers in the Arrangement	24
ARRANGEMENT MECHANICS	26
The Arrangement	26
Replacement Options	26
Tm Warrants	27
Tm Convertible Securities	27
Fractional Shares	27
Court Approval and Completion of the Arrangement	27
Procedures for Exchange by Shareholders	28
Stock Exchange Listing	28
Resale of Luminex Common Stock Received in the Arrangement	28
THE MERGER AGREEMENT	29
The Arrangement	29
Effective Time of the Arrangement	30
Representations and Warranties	30
Acquisition Proposals	31
Conduct of the Business of Tm Prior to Effective Date	32
Expenses	33
Employment Matters	33
Conditions to Completion of the Arrangement.	33
Termination	35
Effect of Termination	36
Termination Fees and Expense Reimbursement	36
Amendment and Waiver	36
TAXATION	36
Certain Canadian Federal Income Tax Considerations	36
Certain United States Federal Income Tax Considerations	41
COMPARISON OF SHAREHOLDERS’ RIGHTS	43
COMPARATIVE MARKET PRICES AND DIVIDENDS	54
COMPILATION REPORT	55
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	57
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET OF LUMINEX AND TM	58
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF LUMINEX AND TM	59
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	61
INDEPENDENT AUDITORS	71
LEGAL MATTERS	71
TRANSFER AGENTS AND REGISTRARS	71
CONSENT OF ERNST & YOUNG LLP	72
CONSENT OF ERNST & YOUNG LLP	73
CONSENT OF STIKEMAN ELLIOTT LLP	74
ANNEXES	75

i

Tm BIOSCIENCE CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Special Meeting of Shareholders to be held on February 23, 2007

SOLICITATION OF PROXIES

The information contained in this Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies of Tm Bioscience Corporation (the “Corporation” or “Tm”) for use at the special meeting (the “Meeting”) of holders of common shares (“Shares”) of the Corporation (“Shareholders”) and holders of options to purchase Shares (“Optionholders”) to be held on February 23, 2007 at 10:00 a.m. (Toronto time) at the TSX Broadcast Centre, The Exchange Tower, 130 King St. West, Toronto, Ontario, and at all adjournments of the Meeting, for the purposes set forth in the accompanying Notice of A Special Meeting of Shareholders (“Notice of Meeting”). The solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers and employees of the Corporation or their agents. The solicitation of proxies by this Circular is being made byor on behalf of the management of the Corporation. The total cost of the solicitation will be borne by the Corporation. The information contained herein is given as at January 23, 2007, except where otherwise noted.

Tm will pay the costs of soliciting proxies from Tm securityholders. In addition to sending this document and accompanying proxy form by mail, Tm directors, officers or employees may solicit proxies in person, by telephone or by electronic transmission. Tm does not reimburse its directors, officers or employees for soliciting proxies. Tm reimburses brokers and other intermediaries for their expenses in sending these materials to and obtaining voting instructions from their principals. Tm has retained Georgeson Shareholder Communications Canada, Inc. (“Georgeson”) to assist in the distribution and solicitation of proxies and has agreed to pay Georgeson fees of up to CAD $45,000.

The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay.

If you have received the wrong form of proxy, please contact CIBC Mellon Trust Company (“CIBC Mellon”) for the correct form at the following address and phone number:

CIBC Mellon Trust Company
        P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9
416-643-5500 or 1-800-387-0825 (toll-free in Canada and the United States)

If you have any questions or need assistance, please contact:

Georgeson Shareholder Communications Canada, Inc.
1-866-909-6468 (toll-free in Canada and the United States)

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A Shareholder or Optionholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person’s name in the blank space provided in the applicable form of proxyor by completing another proper form of proxy. Such other person need not be a Shareholder or Optionholder of the Corporation.

To be valid, proxies must be deposited with CIBC Mellon by mail using the return envelope provided or by mail addressed to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by hand to 320 Bay Street, Toronto, Ontario M5H 4A6 no later than 5:00 p.m. (Eastern Time) on February 22, 2007 or, if the Meeting is adjourned, at least two business days before any adjourned Meeting is reconvened. The appropriate form of proxy must be signed by the Shareholder, or Optionholder, as applicable, or by his or her attorney authorized in writing and must be dated with the date on which it is executed.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing, including another proxy bearing a later date, executed by the Shareholder or Optionholder, as applicable, or by his or her attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of and prior to the commencement of the Meeting, or any adjournment thereof. A proxy may also be revoked by the transmission, by telephonic or electronic means, of a revocation that is received at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or by the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, provided such revocation is signed by the Shareholder or Optionholder or his or her attorney by electronic signature if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the Shareholder or his or her attorney. A proxy given pursuant to this solicitation may also be revoked in any other manner permitted by law.

VOTING OF PROXIES

The persons named in the enclosed form of proxy will vote the Shares or Shares underlying options to purchase Shares (“Tm Options”) in respect of which they are appointed in accordance with the instructions of the Shareholder or Optionholder indicated on the applicable proxy. In the absence of such direction, all Shares and Tm Options represented by proxy will be voted FOR the approval of the special resolution, the full text of which is set forth in Annex “C” to this Circular, authorizing and approving the plan of arrangement (the “Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Luminex Corporation (“Luminex”) and Tm upon substantially the same terms as those contemplated in the Circular under the heading “Arrangement” (the “Arrangement Resolution”), each as more fully described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to, or variations of, matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

Proxies will be counted and tabulated by the Corporation’s registrar and transfer agent, CIBC Mellon, in such manner as to protect the confidentiality of a Shareholder’s or Optionholder’s selection as to voting unless the proxy is clearly marked to include a particular instruction to management, or unless it is necessary to have reference to the proxy in order to determine the validity thereof, or otherwise to permit management to discharge its legal responsibility to Shareholders and Optionholders.

NON-REGISTERED SHAREHOLDERS

Only registered holders of Shares (“Registered Shareholders”) and Tm Options, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. In many cases, however, Shares beneficially owned by a holder (a “Non-Registered Shareholder”) are registered either (a) in the name of an intermediary such as a bank, trust company, securities dealer, trustee or administrator of self-administered registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”) and similar plans (each an “Intermediary”) that represents the Non-Registered Shareholder in respect of their Shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting, this Circular and annexes thereto and the form of proxy (collectively, the “Meeting Materials”) to the Intermediaries for distribution to Non-Registered Shareholders. Intermediaries are required to forward Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries will customarily use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will receive a package from their Intermediary containing either: (a) a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the instructions on the voting instruction form; or, less typically, (b) a form of proxy which has already been stamped or signed by the Intermediary which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which otherwise has not been completed.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the instructions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and service companies. If you are a Non-Registered Shareholder and have not received such a package, please contact your Intermediary.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Tm Documents

Each of the Tm documents (the “Tm Documents”) listed below is specifically incorporated by reference in, and forms an integral part of this Circular. Any document of the type referred to below (excluding any confidential reports) filed by the Corporation with a securities commission or any similar authority in Canada or on the system for electronic document analysis and retrieval (“SEDAR”) after the date of this Circular and prior to the Meeting will be deemed to be incorporated by reference in this Circular:

1.	Tm annual information form dated March 31, 2006.

2.	Tm audited annual consolidated financial statements for the year ended December 31, 2005 with comparative figures for the year ended December 31, 2004.

3.	Tm audited annual consolidated financial statements for the year ended December 31, 2004 with comparative figures for the year ended December 31, 2003.

4.	Tm unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 with comparative figures for the nine months ended September 30, 2005.

5.	Tm management information circular dated April 17, 2006.

6.	Tm material change reports dated August 17, 2006, December 7, 2006 and December 21, 2006.

Luminex Documents

Each of the Luminex documents (the “Luminex Documents”) listed below is specifically incorporated by reference in, and forms an integral part of this Circular. Any document of the type referred to below filed on behalf of Luminex with a securities commission, any similar authority in Canada or on SEDAR after the date of this Circular and prior to the Meeting will be deemed to be incorporated by reference in this Circular. The Luminex Documents and other information concerning Luminex and its affiliates contained in this Circular have been provided by Luminex for inclusion or incorporation by reference in this Circular.

1.	Luminex annual report on Form 10-K for the year ended December 31, 2005.

2.	Luminex quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

3.	Luminex 2006 proxy statement on Form DEF 14A dated April 24, 2006 with respect to the annual meeting of Luminex stockholders held on May 25, 2006.

4.	Luminex current reports on Form 8-K dated as of February 14, 2005, March 17, 2005, April 5, 2005, May 25, 2005, June 15, 2005, February 15, 2006, April 11, 2006, May 25, 2006, and December 15, 2006.

5.
The description of Luminex common stock, par value $0.001 per share, contained in the Luminex Registration Statement on Form 8-A filed on March 27, 2000 and the description of the Luminex Stock Rights contained in the Luminex Registration Statement on Form 8-A filed on June 21, 2001, including all other amendments and reports filed for the purpose of updating such descriptions.

Under the merger agreement between the Corporation and Luminex dated December 14, 2006 (the “Merger Agreement”), each of the Corporation and Luminex has agreed that none of the information furnished by it for inclusion in this Circular will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary in order to make the information so furnished not misleading in light of the circumstances under which it was furnished.

The TM Documents and the Luminex Documents shall sometimes collectively be referred to herein as the “Documents”.

Internet Availability

The Documents listed above have been previously filed with Canadian securities authorities pursuant to applicable securities laws. The Documents are publicly available free of charge on the Internet and may be accessed as follows:

(a)	all of the Tm Documents and the Luminex Documents are available on Tm’s website at www.tmbioscience.com;
(b)	all of the Luminex Documents are available on Luminex website at www.luminexcorp.com;
(c)	for Tm Documents and Luminex Documents filed with the Canadian securities regulatory authorities, you also may go to www.sedar.com under Tm’s company profile; and
(d)	Luminex Documents can be found on www.sec.gov under Luminex’ company profile.

In addition to the Documents, additional information relating to the Corporation is available on SEDAR at www.sedar.com under Tm’s company profile, and additional information relating to Luminex is available at www.sec.gov under Luminex’ company profile.

Paper Copy Availability

If you (a) are unable to access the Documents on the Internet at the Internet addresses specified under “Internet Availability”, or (b) would like an identical paper version of any or all of the Documents for any reason whatsoever, please contact the Corporation by telephone at 416-593-4323 and the Documents will be provided to you without charge by pre-paid mail.

Tm will pay all mailing and shipping costs associated with such a request.

Currency of Information

Information contained herein is given as of January 23, 2007, except as otherwise noted. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Circular, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The shares of Luminex common stock to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and are being issued in reliance upon the exemption from registration requirements set forth in section 3(a)(10) thereof. Neither the United States Securities and Exchange Commission (the “SEC”) nor the securities regulatory authorities in any state have passed on the adequacy or accuracy of this Circular. Any representation to the contrary is a criminal offence.

Tm is a corporation existing under the laws of Ontario. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that disclosure requirements under Canadian securities laws are different from requirements under United States securities laws. The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

The enforcement by Shareholders and Optionholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tm is an Ontario corporation, that its officers and directors are not residents of the United States, that its auditors are not residents of the United States and that a substantial portion of its assets are located outside the United States. Residents of the United States may not be able to commence an action an Ontario corporation or its officers or directors, or enforce judgments of a United States court in a Canadian court for violations of United States securities laws.

Shareholders and Optionholders in the United States should be aware that the terms of the Arrangement may have tax consequences both in Canada and in the United States. Such consequences may not be described herein and Shareholders and Optionholders are urged to consult their own tax advisors. See sections entitled “Taxation — Certain Canadian Federal Income Tax Considerations” on page 36 and “Taxation — Certain United States Federal Income Tax Considerations” on page 41.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

All dollar figures or references to “$” in this Circular, unless otherwise specifically stated, are references to United States dollars.

The historical financial statements of, and the financial information concerning, Tm contained or incorporated by reference in this Circular are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The historical and pro forma financial statements of, and the financial information concerning, Luminex contained or incorporated by reference in this Circular are reported in United States dollars and have been prepared in accordance with U.S. GAAP.

CANADIAN/U.S. EXCHANGE RATES

The following table sets forth, for each period indicated, the high and low exchange rates for one United States dollar expressed in Canadian dollars, the average of such exchange rates during such period, and the exchange rate at the end of the period, in each case, based upon the Bank of Canada noon spot rate of exchange.

Month	High	Low	Average	End
November 2005	1.1961	1.1657	1.1811	1.1674
December 2005	1.1734	1.1507	1.1610	1.1659
January 2006	1.1726	1.1439	1.1573	1.1439
February 2006	1.1578	1.1380	1.1489	1.1380
March 2006	1.1724	1.1322	1.1574	1.1671
April 2006	1.1719	1.1203	1.1438	1.1203
May 2006	1.1233	1.0990	1.1095	1.1028
June 2006	1.1245	1.0990	1.1138	1.1150
July 2006	1.1416	1.1061	1.1292	1.1309
August 2006	1.1315	1.1066	1.1183	1.1066
September 2006	1.1273	1.1053	1.1161	1.1153
October 2006	1.1385	1.1153	1.1280	1.1227
November 2006	1.1474	1.1277	1.1362	1.1415
December 2006	1.1653	1.1417	1.1530	1.1653

On January 22, 2007, the Bank of Canada noon exchange rate for one United States dollar expressed in Canadian dollars was $1.1759.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The record date for receiving notice of, and voting securities at, the Meeting is January 22, 2007. As at the record date 49,672,723 Shares were issued and outstanding and Tm Options were issued and outstanding to purchase 3,908,870 Shares. To the knowledge of the directors and officers of the Corporation, Mackenzie Financial Corporation beneficially owns 9,058,300 or approximately 19% of the issued and outstanding Shares and Canadian Medical Discoveries Fund Inc. beneficially owns 5,828,264 or approximately 12% of the issued and outstanding Shares. Each Shareholder is entitled to one vote per Share on all matters to come before the Meeting and each Optionholder is entitled to one vote on the Arrangement Resolution for each Share that would be received upon a valid exercise of that holder’s Tm Option, regardless of whether such Tm Options are currently exercisable.

SUMMARY

The following is only a summary of material information contained in this Circular. To understand the Arrangement Resolution fully, you must review all the information in this Circular, along with the annexes and the information incorporated by reference. The Merger Agreement, a copy of which is attached as Annex “A” and the plan of arrangement, a copy of which is attached as Annex “B”, form a part of this Circular. You should refer to the plan of arrangement and the Merger Agreement for a complete statement of the terms and conditions of the Arrangement.

The Arrangement and the Future Performance of Luminex after the Completion of the Arrangement are Subject to a Number of Risks (page 13)

There are a number of risks related to the Arrangement, including the following:

•	Tm will incur significant transaction-related costs in connection with the Arrangement;
•	Tm may be unable to obtain the court approvals required to complete the Arrangement;
•
because the 0.060 Tm/Luminex share exchange ratio is fixed and the market price of Luminex common stock may fluctuate, Tm securityholders cannot be certain of the dollar value of the consideration that Tm securityholders will receive in the transaction;

•	the market prices of Luminex common stock and Shares may be affected by different factors;
•	Tm may lose employees due to uncertainties associated with the transaction;
•	the rights of Shareholders will change when they become holders of common stock of Luminex in connection with the transaction; and
•	Tm’s directors and executive officers have interests that may have influenced their decision to pursue and approve the Arrangement in addition to their interests as Shareholders and Optionholders.

Furthermore, there are a number of risks relating to the businesses of Luminex, Tm and the combined company, including the following:

•	the operations of Luminex and Tm may not be successfully integrated and may not achieve the benefits anticipated for the combined company;
•	the business of the combined company will be subject to risks currently affecting the businesses of Luminex and Tm as well as risks affecting the combined company.

For a more complete discussion of these and other risk factors please see “Risk Factors” beginning on page 13.

The Companies Involved in the Proposed Arrangement (page 16)

Tm Bioscience Corporation
439 University Avenue
Suite 2000
Toronto, Ontario
Canada
(416) 593-4323
www.tmbioscience.com

Tm is a diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases. The Corporation has developed and commercialized analyte specific reagents and a series of Tag-ItTM tests for a variety of genetic disorders based on Tm’s proprietary Tag-ItTM Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion. On April 12,2004, the Corporation listed its Shares on the Toronto Stock Exchange (the “TSX”) under the symbol TMC.

Luminex Corporation
12212 Technology Blvd.
Austin, TX 78727
U.S.A.
(512) 219-8020
www.luminexcorp.com

Luminex develops, manufactures and sells proprietary biological testing technologies with applications throughout the life sciences industry. Its xMAP» technology, an open architecture, multiplexing technology, allows simultaneous analysis of up to 100 bioassays on a small sample volume by reading biological tests on the surface of microscopic polystyrene beads called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. Luminex was incorporated under the laws of the State of Texas in May 1995 and was reincorporated in the State of Delaware in July 2000. The shares of Luminex common stock are traded on the Nasdaq Stock Market under the symbol “LMNX.”

Luminex is incorporated, continued or otherwise governed under the laws of a foreign jurisdiction or resides outside of Canada. Although Luminex has appointed Blake, Cassels & Graydon LLP, 45 O’Connor Street, 20th Floor, Ottawa, Ontario, K1P 1A4 as its agent for service of process in Ontario it may not be possible for investors to collect from Luminex judgments obtained in courts in Ontario predicated upon the civil liability provisions of securities legislation.

The Arrangement (page 18)

Tm and Luminex entered into the Merger Agreement pursuant to which, Luminex will acquire all of Tm’s outstanding Shares and Tm will become a wholly owned subsidiary of Luminex. The Merger Agreement and the plan of arrangement provide that each Share will be exchanged for 0.060 of a share of Luminex common stock and each Tm Option will be exchanged for an option to purchase 0.060 of a share of Luminex common stock (“Luminex Options”), with the exercise price to be adjusted by dividing the exercise price by the 0.060 exchange ratio and if the exercise price was denominated in Canadian dollars, by the currency exchange rate for United States dollars expressed in Canadian dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the effective date of the Arrangement (the “Effective Date”). In addition, each warrant to purchase a Share (a “Tm Warrant”) and each security issued by the Corporation other than Shares, Tm Options or Tm Warrants which may by its terms be converted, exercised and/or exchanged to acquire Shares (“Tm Convertible Securities”) shall be deemed exchanged for either a warrant to purchase Luminex common stock (a “Luminex Warrant”) or a convertible security of Luminex (“Luminex Convertible Securities”), as the case may be, on the same terms and conditions applicable to the Tm Warrant or Tm Convertible Security, to acquire 0.060 of a share of Luminex common stock for every Share the security holder would have been entitled to acquire pursuant to such Tm Warrant or Tm Convertible Security. If the exercise or conversion price of the Shares, as applicable, is expressed in Canadian dollars, such exercise or conversion price shall be multiplied by the currency exchange rate for United States dollars expressed in Canadian dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date.

The Merger Agreement and the plan of arrangement are attached as Annexes “A” and “B” to this Circular, respectively. We encourage you to read carefully the Merger Agreement and the Arrangement in their entirety because they are the legal documents that govern the transaction.

Shareholders Will Receive 0.060 of a Share of Luminex Common Stock for Each Share They Hold (page 18)

Each Shareholder shall receive for each Share 0.060 of a share of Luminex common stock.

The 0.060 exchange ratio is fixed and neither Luminex nor Tm has the right to terminate the Merger Agreement based solely on changes in either party’s stock price.

Tm Options, Tm Warrants and Tm Convertible Securities will be Exchanged or Deemed to be Exchanged for Luminex Options, Luminex Warrants and Luminex Convertible Securities (page 18)

Tm Options will be exchanged for Luminex Options. The number of shares of Luminex common stock issuable upon the exercise of these Luminex Options and their exercise prices, will be adjusted to take into account the 0.060 exchange ratio applicable to the transaction and the currency exchange rate based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date of the Arrangement.

In addition, all Tm Warrants and Tm Convertible Securities will be deemed to be exchanged for Luminex Warrants and Luminex Convertible Securities on the same terms and conditions providing for the right to receive upon exercise or conversion of the Tm Warrants or Tm Convertible Securities shares of Luminex common stock at exercise or conversion prices, as applicable, adjusted to take into account the 0.060 exchange ratio and the currency exchange rate based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date.

Pro Forma Economic Ownership of Luminex Common Stock (page 18)

Based upon the number of Shares and shares of Luminex common stock outstanding as of January 22, 2007, immediately following completion of the Arrangement, existing Shareholders will hold approximately 9% of the outstanding shares of Luminex common stock.

Recommendation of the Board (page 20)

Tm’s board of directors (the “Board”) and Special Committee (as later defined) concluded that the Arrangement is in the best interest of Tm and is fair to Shareholders and Optionholders. After careful consideration, the Board has unanimously approved the Merger Agreement and the Arrangement and unanimously recommends that Tm securityholders vote “FOR” approval of the Arrangement Resolution at the Meeting.

See - “Reasons for the Arrangement” on page 20.

Opinion of Tm’s Financial Advisor (page 21)

In connection with the Arrangement, the Board received a written opinion from Leerink Swann & Company, Inc. (“LSC”) as to the fairness, from a financial point of view and as of the date of such opinion, of the 0.060 exchange ratio provided for in the Arrangement. The full text of LSC’s written opinion dated December 14, 2006 is attached to this Circular as Annex “E”. Shareholders are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. LSC’s opinion was provided for the information of the Board in connection with its evaluation of the 0.060 exchange ratio from a financial point of view, does not address any other term, aspect or implication of the Arrangement and is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote, or take any other action, with respect to the Arrangement or any other matters.

Regulatory and Other Approvals Required for the Arrangement (page 22)

Under the Merger Agreement, Tm has agreed to use all reasonable efforts to obtain all Appropriate Regulatory Approvals as such term is defined in the Merger Agreement in order to complete the Arrangement. In addition, Tm has agreed to use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Tm or any subsidiary of Tm from other parties to loan agreements, leases or other contracts to consummate the transactions contemplated by the Arrangement.

It is a condition of closing that the Luminex common stock issuable directly pursuant to the Arrangement or issuable upon exercise of the converted Tm Options and Tm Warrants from time to time, shall have been approved for listing on the Nasdaq Stock Market, subject to notice of issuance.

Shareholder and Optionholder Approval Will Be Required to Complete the Arrangement (page 23)

Pursuant to the interim order issued by the Ontario Superior Court of Justice, in order to approve the Arrangement Resolution, at least two-thirds of the votes cast in person or by proxy on the Arrangement Resolution at the Meeting by Shareholders and Optionholders, voting together as a single class, and a simple majority of the votes cast in person or by proxy by holders of Shares must be in favour of the Arrangement Resolution, as long as a quorum is present at the Meeting. Each holder of Shares as of January 22, 2007 is entitled to one vote per Share held on all matters to come before the Meeting; and each Optionholder as of January 22, 2007 is entitled to one vote on the Arrangement Resolution for each Share that would be received upon a valid exercise of that holder’s Tm Options regardless of whether they are currently exercisable. Two persons entitled to vote must be present in person to constitute a quorum for the transaction of business at the Meeting, as set out in Tm’s by-laws. Approval of the Arrangement Resolution is a condition to the completion of the Arrangement.

The holders of Tm Warrants and Tm Convertible Securities are not eligible to vote at the Meeting.

On January 22, 2007, which is the record date for determining those Tm securityholders who are entitled to vote at the Meeting, directors and executive officers of Tm and their affiliates beneficially owned and had the right to vote 3,720,357 Tm securities, representing approximately 7% of the Shares and Shares underlying Tm Options outstanding on the record date. This includes 2,808,327 Shares underlying Tm Options beneficially owned by Tm directors and executive officers.

Under the OBCA, a Canadian court must approve the Arrangement set out in the plan of arrangement. Prior to the mailing of this Circular, Tm obtained an interim order (the “Interim Order”) from the Ontario Superior Court of Justice providing for the calling and holding of the Meeting and other procedural matters. If the Shareholders and Optionholders approve the Arrangement Resolution, Tm will return to the Ontario Superior Court of Justice for a final court order (the “Final Order”). The court will consider, among other things, the fairness and reasonableness of the Arrangement.

The directors and officers of the Corporation have each entered into a voting agreement with Luminex pursuant to which they have agreed, among other things, to support the Arrangement and Merger Agreement and vote their Shares and Tm Options in favour of the Arrangement Resolution. As of January 22, 2007, these directors and executive officers held 3,720,357 Shares (including Shares issuable on the exercise of Tm Options), representing approximately 7% of the issued Shares and Shares underlying the Tm Options on such date.

Shareholders Will Have Dissent Rights; Optionholders Will Not Have Dissent Rights (page 23)

Shareholders who properly exercise their dissent rights pursuant to the interim order issued by the Ontario Superior Court of Justice, which is attached to this document as Annex “F”, and Section 185 of the OBCA, which is attached to this document as Annex “D”, will be entitled to be paid the fair value of their Shares. The Interim Order and plan of arrangement require that a registered Shareholder who wishes to dissent must provide Tm a dissent notice prior to 5:00 p.m. (Eastern Time) on the second last business day preceding the Meeting. It is important that Shareholders strictly comply with this requirement and the other requirements of dissent procedure in order for their dissent right to be recognized.

Optionholders are not entitled to dissent rights in connection with the Arrangement.

Tm Executive Officers and Directors Have Interests in the Arrangement that May Be Different from, or in Addition to, the Interests of Tm Securityholders, Including Interests with Respect to Tm Options and Employment Agreements (page 24)

When Shareholders and Optionholders consider the recommendation of the Board that Shareholders and Optionholders vote in favour of the Arrangement Resolution, Shareholders and Optionholders should keep in mind that a number of Tm directors and executive officers have interests in the Arrangement that may present them with actual or potential conflicts of interests in connection with the Arrangement.

See “The Arrangement - Interests of Tm Directors and Executive Officers in the Arrangement” beginning on page 24.

A Number of Conditions Must Be Satisfied or Waived to Complete the Arrangement (page 33)

Luminex and Tm are obligated to complete the Arrangement only if several conditions are satisfied or waived. Some of these conditions include:

•
the Arrangement shall have been approved at the Meeting by not less than two-thirds of the votes cast by the Shareholders and Optionholders voting as a single class and a simple majority of votes cast by Shareholders who are represented at the Meeting;

•	the Arrangement shall have been approved at the Meeting in accordance with the Interim Order;

•
the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of Tm and Luminex, acting reasonably, and no steps shall have been taken to set aside or modify in a manner unacceptable to such parties on appeal or otherwise;

•
the shares of Luminex common stock issuable directly pursuant to the Arrangement or issuable upon exercise of the converted Tm Options and Tm Warrants from time to time, shall have been approved for listing on the Nasdaq Stock Market, subject to notice of issuance; and

•	the holders of not more than 5% of all issued and outstanding Shares shall have exercised their dissent rights in respect of the Arrangement.

See “The Merger Agreement - Conditions to Completion of the Arrangement” beginning on page 33 for additional conditions for the completion of the Arrangement.

Agreements Not to Solicit Competing Proposals (page 31)

The Corporation has agreed to not, directly or indirectly, through any officer, director, employee, representative or agent of the Corporation or its subsidiaries, engage in soliciting, initiating or knowingly encouraging or facilitating the initiation of any inquiries or proposals regarding any bonafide acquisition proposal other than the proposed Arrangement

(an “Other Acquisition Proposal”). Although there are prohibitions on participating in any discussions or negotiations regarding any Other Acquisition Proposal, approving or recommending any Other Acquisition Proposal or causing Tm to enter into any Other Acquisition Proposal, the Board retains the right, under certain conditions, to participate in any discussions or negotiations and provide information (subject to entering into a confidentiality agreement) to a third party if the Board determines that the third party’s proposal constitutes or is reasonably likely to result in a “Superior Proposal,” being a transaction more favourable to Shareholders than the proposed Arrangement. Under the Merger Agreement, Tm is expressly required to promptly notify Luminex of all such Other Acquisition Proposals and any inquiries that could lead to an Other Acquisition Proposal.

For a more detailed description of these matters, see “The Merger Agreement - Acquisition Proposals” beginning on page 31.

How the Merger Agreement May Be Terminated by Luminex and Tm (page 35)

The Merger Agreement may be terminated for a number of reasons, including:

•
by the Corporation or Luminex, as the case may be, if certain conditions set out in the Merger Agreement are not satisfied on or before the Effective Date or if any law or regulation prohibits the transactions contemplated by the Merger Agreement;

•     by mutual agreement of Tm and Luminex at any time prior to the Effective Date;

•	by either of the parties if the Effective Date does not occur prior to March 31, 2007, unless the parties mutually agree to extend that date; and

•	in the circumstances set forth below under “Termination Fees and Expenses May Be Payable in Some Circumstances”.

For a more detailed description of termination of the Merger Agreement, see “The Merger Agreement - Termination” beginning on page 35.

Termination Fees and Expenses May Be Payable in Some Circumstances (page 36)

Upon the termination of the Merger Agreement by either party in specified circumstances, including in the event that:

•    Tm terminates the Merger Agreement to enter into a Superior Proposal;

•	the Board fails to recommend or withdraws or changes its recommendation of the Arrangement or recommends an Other Acquisition Proposal;

•	through the fault of Tm, the Arrangement is not submitted for the approval of the Shareholders at the Meeting by March 20, 2007;

•	this Circular is not mailed to the Shareholders and Optionholders by the required mailing date set out in the Merger Agreement and the Meeting has not been held on or before March 20, 2007; or

•
if the Shareholders do not approve the Arrangement, a bona fide Other Acquisition Proposal has been made prior to the Meeting, and Tm enters into or completes an Other Acquisition Proposal within 12 months after the termination of the Merger Agreement,

Tm will be required to pay a “break fee” to Luminex in the amount of CAD$3,000,000.

If the Shareholders do not otherwise approve the Arrangement, the Corporation will reimburse Luminex for out-of-pocket costs and expenses not to exceed CAD$2,000,000, provided, however that any payments made by Tm on account of the reimbursement of Luminex’ expenses shall be credited against payment of the break fee.

For a more detailed description of the termination fees and expenses reimbursement, see “The Merger Agreement - Termination Fees and Expense Reimbursement” beginning on page 36.

Canadian Federal Tax Considerations for Shareholders (page 36)

Exchange of Shares. The exchange of Shares for shares of Luminex common stock will generally be a taxable event to a Canadian resident holder of Shares. A non-resident shareholder for whom Shares are not “taxable Canadian property” will generally not be subject to tax under the Income Tax Act (Canada) (the “ITA”) on the exchange of those shares.

For a discussion of the Canadian federal income tax consequences to holders of Shares and owning shares of Luminex common stock received in the Arrangement, see “Taxation - Certain Canadian Federal Income Tax Considerations” beginning on page 36.

For a discussion of the Canadian federal income tax consequences to Optionholders, see “Taxation” beginning on page 36.

United States Federal Tax Considerations for Shareholders (page 41)

Exchange of Shares. Tm and Luminex have agreed to treat the Arrangement as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Arrangement qualifies as a reorganization, in general, a U.S. Holder (as defined herein) will not recognize any gain or loss upon the receipt of the Luminex common stock in exchange for its Shares, except for gain or loss on cash received in lieu of fractional shares.

For a discussion of the United States federal income tax consequences to holders of Shares of the transaction and owning shares of Luminex common stock received in the Arrangement, see “Taxation - Certain United States Federal Income Tax Considerations” beginning on page 41.

Per Share Equivalent Share Prices (page 54)

The table below shows the closing prices of the Luminex common stock as quoted on the Nasdaq Stock Market and the closing prices of the Shares on the TSX as well as the pro forma equivalent per share value of Shares at the close of the regular trading session on December 14, 2006, the last trading day before the public announcement of the Arrangement, and January 22, 2007, the most recent day for which that information was available prior to the mailing of this Circular.

Date	Luminex Common Stock		Tm Common Share		Share Price Pro Forma Equivalent(1)
December 14, 2006	$13.25			$0.54		$0.80
	CAD$15.28	(2)	$	CAD$0.62	$	CAD$0.92	(2)
January 22, 2007	$13.19			$0.75		$0.79
	CAD$15.51	(2)	$	CAD$0.88	$	CAD$0.93	(2)

(1)	The pro forma equivalent per share value of Shares is calculated by multiplying the Luminex common stock closing price by the 0.060 exchange ratio.

(2)	Using the Bank of Canada noon rate on December 14, 2006 of CAD$1.1531 for one United States dollar.

(3)	Using the Bank of Canada noon rate on January 22, 2007 of CAD$1.1759 for one United States dollar.

RISK FACTORS

The following risk factors should be considered by Shareholders and Optionholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, the Tm Documents and the Luminex Documents, including, but not limited to, those risk factors set forth in Luminex’ Annual Report on Form 10-K for the year ended December 31, 2005 and in Luminex’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Canadian and U.S. Federal Income Tax Consequences to Shareholders

The Arrangement does not provide an opportunity for a tax deferral for Shareholders for Canadian federal tax purposes. Accordingly, the exchange of Shares for shares of Luminex common stock should be a taxable event for Canadian federal income tax purposes. However, Tm and Luminex have agreed to treat the Arrangement as a reorganization under the provisions of Section 368(a) of the Code for United States federal income tax purposes. Therefore, provided the Arrangement qualifies as a reorganization, in general, a U.S. Holder (as defined herein) will not recognize any gain or loss upon the exchange of Shares for shares of Luminex common stock, except for gain or loss on cash received in lieu of fractional Shares. For a more detailed discussion of these consequences, see “Taxation” beginning on page 36.

Risks Related to the Business

We may be unable to integrate the operations of Luminex and Tm successfully and may not achieve the cost savings and increased revenues anticipated for the combined company.

Achieving the anticipated benefits of the Arrangement will depend in part upon the ability of Luminex to integrate the two companies’ businesses in an efficient and effective manner. Luminex’ attempt to integrate two companies that have previously operated independently may result in significant challenges, and it may be unable to accomplish the integration smoothly or successfully. In particular, the necessity of coordinating geographically dispersed organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the businesses of the combined company.

The process of integrating operations after the Arrangement could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of the combined company. Any inability of management to integrate the operations of Luminex and Tm successfully could have a material adverse effect on the business and financial condition of the combined company. In addition, Luminex’ business partners may determine not to distribute the products of the integrated company.

See “The Arrangement - Reasons for the Arrangement” beginning on page 20.

Risks Relating to the Arrangement

There are significant transaction-related and restructuring costs in connection with the Arrangement.

The combined company will be obligated to pay transaction fees and other expenses related to the Arrangement, including filing fees, financial advisory, legal and accounting fees, soliciting fees, regulatory fees and mailing costs. Furthermore, it is expected that significant costs associated with combining the operations of the two companies will be incurred, and it will be difficult to predict the specific size of those charges before we begin the integration process. The combined company may incur additional unanticipated costs as a consequence of difficulties arising from our efforts to integrate the operations of the two companies. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, can offset incremental transaction-related and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved in the near future, or at all.

Because the 0.060 exchange ratio is fixed in accordance with the Arrangement and the market price of Luminex common stock may fluctuate, you cannot be certain of the dollar value of the consideration that Tm securityholders will receive in the Arrangement.

Upon completion of the Arrangement, each Share issued and outstanding immediately prior to the effective time of the Arrangement (other than those held by Shareholders who properly exercise their dissent rights and are entitled to be paid the fair value of their Shares and those held by Luminex and its affiliates) will be exchanged for 0.060 of a share of

Luminex common stock. Because the 0.060 exchange ratio is fixed, the value of the shares of Luminex common stock issued in the Arrangement will depend on the price of shares of Luminex common stock at the time they are issued.

The market prices of Luminex common stock and Shares when the Arrangement is completed may vary from and be less than their respective market prices on the date the Merger Agreement was executed, on the date of this Circular and on the date of the Meeting.

These variations may be the result of various factors, including:

•    changes in the business, operations or prospects of either company;

•    general market and economic conditions and the outlook for market and economic conditions; and

•    the timing of consummation of the Arrangement.

The Arrangement will not be completed until a period of time has passed after the Meeting. At the time of the Meeting, Tm securityholders will not know the exact value of the Luminex common stock that will be issued in connection with the Arrangement.

Tm securityholders are urged to obtain current market quotations for Luminex common stock and Shares.

The market prices of Luminex common stock and Shares may be affected by different factors.

Upon completion of the Arrangement, the holders of Shares will become holders of Luminex common stock, the value of which will depend on the value of Luminex common stock. Luminex’ businesses and common stock differ, in some respects, from Tm’s businesses and Shares, and Luminex’ results of operations, as well as the trading price of Luminex common stock, may be affected by factors different from those affecting Tm’s results of operations and the trading price of Shares. Therefore, events or circumstances that might not have caused the Shares to decline in value might result in a decline in value of Luminex common stock. Moreover, events or circumstances that might have caused an increase in the value of the Shares might not result in an increase in the value of Luminex common stock. For a discussion of the businesses of Luminex and the Corporation and of factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find Additional Information” beginning on page 3.

The combined company may not be able to retain employees due to uncertainties associated with the Arrangement.

The success of the combined company after the Arrangement will depend in part upon its ability to retain key employees of both companies. Competition for qualified personnel can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company. Accordingly, no assurance can be given that we will be able to retain key employees to the same extent that we have been able to do so in the past.

The rights of Shareholders will change when they become shareholders of Luminex.

In connection with the Arrangement, Tm securityholders will receive shares of Luminex common stock. There are numerous differences between the rights of a shareholder in Tm, a corporation incorporated under the laws of the Province of Ontario and governed by the OBCA, and the rights of a shareholder in Luminex, a Delaware corporation. For a detailed discussion of these differences, see “Comparison of Shareholder Rights” beginning on page 43.

A number of directors and executive officers of the Corporation have interests that may have influenced their decision to pursue and approve the Arrangement.

You should be aware of interests and benefits to be received by directors and executive officers of the Corporation when considering the recommendations of the Board described in this Circular. The directors and executive officers of the Corporation have interests in the Arrangement that are different from, or in addition to, the interests of Tm securityholders generally.

See “The Arrangement - Interests of Tm Directors and Executive Officers in the Arrangement” beginning on page 24.

The Arrangement is subject to the receipt of approval from Nasdaq Stock Market.

A condition to the completion of the Arrangement is that the issuance of shares of Luminex common stock to the Shareholders in connection with the Arrangement and the issuance of Luminex common stock issuable upon the exercise of Tm Options and Tm Warrants from time to time be approved for listing on the Nasdaq Stock Market, subject only to official notice of issuance and other customary conditions. Failure to obtain such approval, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of the combined company.

If the proposed Arrangement is not completed, the Corporation will have incurred substantial costs that may adversely affect its financial results and operations and the market price of its Shares.

Tm has incurred and will continue to incur substantial costs in connection with the proposed Arrangement. These costs are primarily associated with the fees of lawyers, accountants and the Corporation’s financial advisors. In addition, Tm has diverted significant management resources in an effort to complete the Arrangement and is subject to restrictions contained in the Merger Agreement on the conduct of its business. If the Arrangement is not completed, Tm will have incurred significant costs (including possible break-up fees), including the diversion of management resources, for which it will have received little or no benefit. In addition, if the Arrangement is not completed, the Corporation may experience negative reactions from the financial markets and its suppliers, customers and employees. Each of these factors may adversely affect the trading price of the Shares and its financial results and operations.

Risks Relating to the Businesses of Luminex, Tm and the Combined Company

The business of the combined company will be subject to risks currently affecting the businesses of Tm or Luminex as well as risks affecting the combined company.

After the completion of the Arrangement, the business of the combined company, as well as the price of Luminex common stock, will be subject to numerous risks currently affecting the businesses of Luminex and the Corporation including:

•	the genetic diagnostics market is high risk, where growth prospects and technology development remain uncertain;

•    ability to continue to rely on third party suppliers for key components and raw materials;

•	products are in the early stages of commercialization and may experience significant fluctuations in revenues, expenses and losses;

•    products may not achieve market acceptance and generate sufficient revenue;

•    products may infringe the intellectual property rights of others;

•	the industry is highly regulated and may be subject to regulatory sanctions and is subject to evolving legislative, judicial and ethical standards on use of technology and biotechnology; and

•    unanticipated developments relating to previously disclosed lawsuits or similar matters.

For a discussion of the business of Luminex and Tm, together with factors to consider in connection with those businesses, see “Where You Can Find Additional Information” beginning on page 3.

FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated herein by reference contain certain forward-looking statements with respect to the Corporation. These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “vision”, “may”, “will”, “should”, “plan”, “intend”, “potential”, “estimate”, “anticipate”, “believe”, “forecast”, “project”, “predict” and “expect” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Corporation’s future operating results, economic performance and product development efforts are or involve forward-looking statements. There are also certain risks related to the consummation of the Merger Agreement and the business and operations of the combined company including, but not limited to, the risk that the businesses of Luminex and the Corporation may not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the risk that the expected benefits of the combination may not be fully realized within the expected time frame; risks associated with realizing the increased earnings and enhanced growth opportunities currently anticipated for the combined company; the market price of the shares of the combined company; and other risks discussed in this Circular or in the documents incorporated by reference.

Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance and business prospects and opportunities. The Corporation considers the factors and assumptions on which these forward-looking statements are based to be reasonable as at the time they were prepared, but cautions readers that these assumptions may ultimately prove to be incorrect. Additional information relating to the factors and assumptions underlying the forward-looking statements can be found in the Corporation’s Management’s Discussion and Analysis of Operating Results for the nine months ending September 30, 2006. Forward-looking statements are not guarantees of future performance and by their nature necessarily involve risk and uncertainties that could cause the actual results to differ materially from those contemplated by such statements including, without limitation, the difficulty of predicting regulatory approvals, market acceptance and demand for new products, the availability of appropriate genetic content, the protection of intellectual property connected with genetic content, the impact of competitive products and any other similar or related risks and uncertainties. Additional risks and uncertainties relating to the Corporation can be found under the heading “Risk Factors” on page 13 of this Circular. If any of these or other risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking statements of management were to prove incorrect, actual results of the Corporation could vary materially from those that are expressed or implied by these forward-looking statements.

Forward-looking statements speak only as at the date they are given. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unless otherwise stated in this Circular, the information contained herein is as at January 23, 2007.

INFORMATION ABOUT THE COMPANIES

Tm Bioscience Corporation
439 University Avenue
Suite 2000
Toronto, Ontario
M5G 1Y8
(416)-593-4323
Internet Address: www.tmbioscience.com

The Corporation was incorporated under the OBCA on December 19, 1980 under the name GFY Resources Inc. Pursuant to articles of amendment dated January 20, 1981 and June 21, 1991, the Corporation’s name was changed first to Dasher Resources Ltd. and then to Consolidated Dasher Resources Inc. Pursuant to articles of amendment dated April 16, 1993, the Corporation’s name was further changed to Tm Technologies Corp. The business currently carried on by the Corporation commenced in 1993. Pursuant to articles of amendment dated July 11, 1997, the name of the Corporation was changed to Tm Bioscience Corporation. Pursuant to articles of amendment dated June 21, 2004, the Corporation consolidated its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares.

On December 15, 2005, the Corporation incorporated two new wholly-owned Canadian subsidiaries under the laws of Ontario, Tm Bioscience HG Inc. (“HG Inc.”) and Tm Bioscience PGX Inc. (“PGX Inc.”). The Corporation transferred certain intellectual property relating to its pharmacogenomics business to PGX Inc. and entered into certain management, research and development and license agreements with PGX Inc.

The Corporation is a DNA-based diagnostics company developing a suite of Products. The Corporation’s research and development efforts and product pipeline are focused in the fields of human genetic disorders, personalized medicine (pharmacogenomics or PGx) and infectious diseases. The Corporation’s underlying technology, the Tag-ItTM Universal Array (in either the “Tm 100” or “Tm 1000” versions), is a microarray platform “operating system” consisting of short pieces of synthetic DNA which were designed using tools and technologies the Corporation created during the period from 1993 to 2000. Tm 100 is capable of incorporating any set of 100 standard simplex DNA assays into a single genetic test, while the Tm 1000 is ten times more powerful and is capable of incorporating 1,000 standard DNA assay into a single genetic test. The Tag-ItTM Universal Array is a highly flexible platform for the development of rapid, accurate and economical genetic tests. The Corporation subsequently determined that its market strategy would be best met by focusing the manufacturing and selling of its products for one particular instrument which it believed would come to dominate the DNA testing laboratory market. The Corporation chose the Luminex xMAP system, designed and manufactured by Luminex as its strategic partner to distribute and commercialize the Tag-ItTM Universal Array.

Between 2003 and 2006, the Corporation developed and commercialized at least twelve products using the Tag-ItTM Universal Array platform. The Corporation successfully achieved regulatory approvals in the United States, Europe and Canada. The approvals included submissions of clinical, analytical and manufacturing data for tests developed on the Luminex xMAP instrument.

The Corporation focused the majority of its commercialization efforts in the United States and now has supply agreements with most national medical reference laboratories including Genzyme Genetics, Quest Diagnostics, Labcorp of America, Mayo Clinic and Specialty Laboratories.

More recently, the Corporation attained European approval for its Respiratory Viral Panel and is currently working with the United States government (NAMRU-2) to introduce this test for pandemic screening of Avian Flu in Asia.

The Corporation continues to develop early access program partners to accelerate market development and establish relationships that will assist in the initial product validation of its pre-commercial prototypes. Additionally, using a portfolio approach to its product pipeline, the Corporation is pursuing longer-term research and/or co-development projects with a number of partners.

The continual acquisition of proprietary biomarkers is essential to Tm’s strategy to develop new, innovative and high-value products and as such the Corporation has entered into licensing agreements with multiple technology and intellectual property holders, including Abbott Laboratories, EPIDAUROS Biotechnologie AG and Sirius Genomics Inc.

Luminex Corporation
12212 Technology Blvd
Austin, TX 78727
(512) 219-8020
Internet Address: www.luminexcorp.com

Luminex was incorporated under the laws of the State of Texas in May 1995 and began commercial production of its Luminex 100 System in 1999 and was reincorporated in the State of Delaware in July 2000. The shares of common stock of Luminex are traded on the Nasdaq Stock Market under the symbol “LMNX.”

As of January 22, 2007 there were approximately 32,476,521 shares of Luminex common stock issued and outstanding of which approximately 4,258,705 were held by St. Denis J. Villere and Co., LLC, or 13.1% of the total number of issued and outstanding shares of Luminex common stock. As of January 10, 2007 there were 3,163,366 options to purchase shares of Luminex common stock outstanding of which 1,180,200, or 37%, were held by officers and 637,900, or 20% were held by non-executive directors. The remaining options to purchase shares of Luminex common stock were held by employees and consultants.

Luminex develops, manufactures and sells proprietary biological testing technologies with applications throughout the life sciences industry. The xMAP» technology, an open architecture, multiplexing technology, allows simultaneous analysis of up to 100 bioassays on a small sample volume, typically a single drop of fluid by reading biological tests on the surface of microscopic polystyrene beads called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. The xMAP technology is currently being used within various segments of the life sciences industry which includes the fields of drug discovery and development, clinical diagnostics, genetic analysis, bio-defense, protein analysis and biomedical research.

With the technology, discrete bioassays are performed on the surface of color-coded microspheres. These microspheres are read in a compact analyzer that utilizes lasers and high-speed digital signal processing to simultaneously identify the bioassay and measure the results. The key features of xMAP technology include the following:

Multi-analyte/multi-format - xMAP technology has been designed to simultaneously perform up to 100 distinct bioassays in a single tube or well of a microtiter plate using only a small amount of sample. Moreover, unlike most existing technologies that are dedicated to only one type of bioassay, xMAP can perform multiple types of assays including enzymatic, genetic and immunologic tests on the same instrumentation platform.

Flexibility/scalability - xMAP technology allows flexibility in customizing test panels. Panels can be modified to include new bioassays in the same tube by adding additional microsphere sets. It is also scalable, meaning that there is no change in the manufacturing process and only minimal changes to the required labor to produce a small or large number of microsphere-based tests.

Throughput - The Luminex technology is currently able to perform up to 100 tests in a single tube permitting up to 9,600 unattended tests to be detected in less than an hour with only a small amount of sample. Rapid sample analysis permits efficient use for high-throughput applications.

Ease of use - Most xMAP bioassays are simple to perform. A test sample is added to a solution containing microspheres that have been coated with reagents. The solution is then processed through our xMAP technology system which incorporates proprietary software to automate data acquisition and analysis in real-time.

Cost effective - Luminex designed its xMAP technology to be cost effective for customers compared to competitive techniques such as microarrays or enzyme-linked immunosorbent assay (ELISA). In addition, microsphere-based bioassays are inexpensive compared to other technologies such as biochips.

THE ARRANGEMENT

The following discussion contains material information pertaining to the Arrangement, including the Merger Agreement and the Arrangement. This discussion is subject, and qualified in its entirety by reference, to the Merger Agreement and plan of arrangement, which are attached to this document as Annex “A” and Annex “B”, respectively. We urge you to read and review the Merger Agreement and Arrangement in their entirety as well as the discussion in this Circular.

General

This section provides material information about the proposed acquisition by Luminex of Tm and the circumstances surrounding the Arrangement. The Merger Agreement and the plan of arrangement provide that Luminex will acquire all of the outstanding Shares (other than those held by Shareholders who properly exercise their dissent rights and are entitled to be paid the fair value of their Shares and those held by Luminex and its affiliates), subject to, among other things, (i) the approval of the Arrangement Resolution by Tm securityholders, and (ii) the approval of the plan of arrangement by the Ontario Superior Court of Justice.

As a result of the Arrangement, the Corporation will become a wholly-owned subsidiary of Luminex. Pursuant to the Arrangement, Shareholders (other than those who properly exercise their dissent rights and are entitled to be paid the fair value of their Shares, and Luminex and its affiliates) will receive for each Share held, 0.060 of a share of Luminex common stock.

All outstanding Tm Options will be exchanged for Luminex Options to purchase a number of shares of Luminex common stock equal to the product of the 0.060 exchange ratio multiplied by the number of Shares subject to the Tm Option, rounded down to the next whole number of shares of Luminex common stock. The applicable exercise price will be adjusted by dividing the applicable exercise price by the 0.060 exchange ratio (rounded up to the next whole cent) expressed in United States dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. In addition, all Tm Warrants and Tm Convertible Securities will be deemed to be exchanged for Luminex Warrants or Luminex Convertible Securities on the same terms and conditions providing for the right to receive upon exercise or conversion of the Luminex Warrants or Luminex Convertible Securities that number of shares of Luminex common stock as is equal to the number of Shares that the security holder would have been entitled to receive upon exercise or conversion, as applicable, adjusted by the 0.060 exchange ratio. The exercise or conversion price, as applicable, will be adjusted by dividing such exercise or conversion price by the 0.060 exchange ratio (rounded up to the nearest whole cent), expressed in United States dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date.

The Shareholders who properly exercise their dissent rights will be entitled to be paid in cash the fair value of their Shares. Holders of Tm Options, Tm Warrants and Tm Convertible Securities are not entitled to dissent rights.

Immediately following the completion of the Arrangement, based on the number of Shares outstanding and the number of shares of Luminex common stock outstanding as of January 22, 2007, existing Shareholders will hold approximately 9% of the outstanding shares of Luminex common stock.

Background

The provisions of the Merger Agreement are the result of arm’s-length negotiations conducted between representatives of the Corporation and Luminex and their respective advisors. The following is a summary of the events leading up to the negotiation of the Merger Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Merger Agreement.

At meetings held in August and September 2006, the Board determined that it was desirable for the Corporation to commence a process to evaluate and consider various possible strategic and financing initiatives. Toward this end, after interviewing several investment banking firms, the Board requested that LSC assist the Corporation in its exploration of such possible strategic and financing initiatives, and the Corporation engaged LSC to act as its financial advisor in connection with a potential sale transaction.

On September 1, 2006, representatives of the Corporation and Luminex met in Toronto, Ontario to explore possible interest in a strategic transaction.

On September 7, 2006 the Board met to discuss possible strategic initiatives intended to enhance shareholder value, including a potential merger transaction with a strategic partner. The Corporation’s senior management and financial advisor attended these meetings and participated in the Board’s discussions.

On September 12 and 13, 2006, representatives of the Corporation and Luminex again met in Austin, Texas to further explore the possibility of a strategic transaction. On September 15, 2006, and prior to the extensive negotiations between the parties, the Corporation received a non-binding preliminary indication of interest from Luminex, which proposal was subject to a number of conditions, including, among others, the satisfactory completion of due diligence by Luminex and the finalization of a satisfactory definitive agreement.

At its September 19, 2006 meeting, the Board established an ad hoc independent special committee of the Board (the “Special Committee”) as part of the strategic alternatives review process. At this meeting, the Board authorized the Corporation’s financial advisor to informally contact selected third parties, including Luminex, to solicit expressions of interest in a possible transaction with the Corporation. Over the next several days, these selected third parties were contacted and several parties, one of which was Luminex, expressed interest in further evaluating a strategic transaction with Tm.

At its September 26, 2006 meeting, the Special Committee discussed with the Corporation’s senior management, outside legal counsel and financial advisor possible transactions that the Corporation could pursue. The Corporation’s financial advisor informed the Special Committee that several parties, including Luminex, had expressed interest in evaluating a strategic transaction with Tm. Following the meeting, in accordance with the Special Committee’s directives, the Corporation’s financial advisor held further discussions with interested parties.

The Special Committee met again on September 29, 2006 with the Corporation’s senior management, financial advisor and outside legal counsel to discuss the written and verbal indications of interest that had been received as well as the status of discussions with other interested parties. The Special Committee instructed the Corporation’s financial advisor to contact a broader group of potential strategic partners.

During the process, 23 potential strategic partners, including Luminex and other parties that had previously been informally approached, were contacted, six of which, including Luminex, verbally expressed interest in receiving due diligence materials. During the week of October 2, 2006, these materials were made available to those parties. Four parties, including Luminex, received presentations from the management of the Corporation.

On October 30, 2006, final bid procedures were sent to the parties that had undertaken an investigation into a potential strategic transaction with the Corporation. Final bids were due no later than November 3, 2006. None of these parties provided a final bid within the timeframe mandated by the bid procedures.

On November 7, 2006, Tm retained Westwind Partners Inc. in an effort to further broaden and assist it in the exploration of financing and other strategic alternatives.

On November 10, 2006, Luminex delivered a non-binding indication of interest to Tm for a proposed merger transaction. This non-binding indication of interest was subject to further negotiation between the parties and was expressly made subject to a number of material conditions, including, among others, the satisfactory completion by Luminex of business, accounting and legal due diligence and the finalization of a satisfactory definitive agreement. Later that day, the Board met to discuss the Luminex proposal. After discussion of the terms of the proposal, the Board authorized Tm management to respond to the Luminex proposal and to hold discussions with Luminex.

On November 13, 2006, before the opening of trading on the TSX, Tm announced that its Board had initiated a process to explore strategic alternatives to enhance shareholder value, including, but not limited to, the sale or merger of the Corporation with another entity offering strategic opportunities.

On November 17, 2006, Tm and Luminex executed a revised non-binding indication of interest, which contained exclusivity and other customary provisions. This revised indication of interest was also subject to further negotiation between the parties and a number of material conditions, including, among others, the satisfactory completion by Luminex of business, accounting and legal due diligence and the finalization of a satisfactory definitive agreement.

Between November 17, 2006 and December 14, 2006, legal counsel for Tm and Luminex exchanged drafts of the Merger Agreement consistent with the terms of the non-binding indication of interest, as well as ancillary documents for the transaction.

On December 5, 2006, representatives of the Special Committee, Tm’s senior management and legal counsel met with certain members of Luminex’ senior management and legal counsel in Toronto to discuss the proposed transaction and further negotiate various provisions of the proposed Merger Agreement. The parties reviewed in detail many of the outstanding issues, and although a tentative agreement was reached by the parties on a number of open issues, a number of key issues remained outstanding, including the definitive exchange ratio and certain other financial matters in respect of the transaction.

On December 6, 2006, the Board met to review the status of the transaction with senior management and the Corporation’s outside legal counsel and financial advisor and to discuss the outcome of the previous day’s meeting among the parties.

On December 11, 2006, the Special Committee met to discuss the Merger Agreement and related documentation with the Corporation’s senior management and outside legal counsel. The Corporation’s financial advisor also attended this meeting. The Special Committee gave direction to the Corporation’s legal counsel with respect to its negotiation of the Merger Agreement.

On December 14, 2006, the Special Committee met with the Corporation’s senior management and legal and financial advisors. The Corporation’s financial advisor reviewed with the Special Committee its preliminary financial analysis of the exchange ratio to be provided for in the Arrangement. Upon receipt of a further detailed overview of the Merger Agreement by legal counsel to Tm, the Special Committee decided to unanimously recommend entering into the Merger Agreement and the Arrangement to the Board. Following the Special Committee meeting on December 14,2006, the Board met with the Corporation’s senior management and legal and financial advisors. LSC reviewed with the Board its financial analysis of the exchange ratio and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated December 14, 2006, to the effect that, as of that date and based on and subject to the assumptions made therein, matters considered and limitations on the review undertaken, the 0.060 exchange ratio provided for in the Arrangement was fair, from a financial point of view, to holders of Shares. The Board unanimously voted to approve entering into the Merger Agreement.

Following the Board meeting on December 14,2006, the Merger Agreement was executed by Tm and Luminex and a press release was issued to announce the proposed Arrangement.

Recommendation of the Special Committee

The Board established the Special Committee to consider the Arrangement. The Special Committee unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of the Corporation. Accordingly, the Special Committee unanimously recommended that the Board approve the Merger Agreement and the Arrangement.

Recommendation of the Board

The Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of the Corporation. Accordingly, the Board has approved the Arrangement and unanimously recommends that Shareholders and Optionholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

The Board concluded that the Arrangement is in the best interest of the Corporation and is fair to the Shareholders and unanimously approved the entering of the Merger Agreement and related documentation. In evaluating the Arrangement, the Board consulted with the Corporation’s management as well as its legal and financial advisors and, in reaching its decision to approve the Arrangement, considered a number of factors, including the following:

•	the Arrangement was the most favourable strategic alternative available to Tm at the time the Merger Agreement was entered into;

•
the consideration to be received by Shareholders for each Share pursuant to the Arrangement represented a significant premium to the trading price of Shares prior to the announcement of the strategic alternatives process and the Merger Agreement, including a 44% premium to the five trading-day average trading price of the Shares on TSX as of December 14,2006, the last trading date prior to the announcement of the Merger Agreement, and a 40% premium to the closing trading price of the Shares on December 14, 2006;

•    the Corporation has never generated a profit and was at risk of becoming insolvent;

•
the combined company will have increased scale to conduct research and development, sell internationally and realize operating and capital raising efficiencies, while reducing its exposure to any one product;

•
the opinion of LSC, dated December 14, 2006, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the 0.060 exchange ratio provided for in the Arrangement;

•	the terms and conditions of the Merger Agreement do not preclude the Board from considering and pursuing a superior proposal, provided the Corporation complies with the terms of the Merger Agreement;

•
the terms and conditions of the Merger Agreement, including the consideration to be received by Tm securityholders, Tm’s and Luminex’ representations, warranties and covenants, and the conditions to their respective obligations, were the product of extensive negotiations with Luminex and its advisors;

•	the likelihood that the Arrangement would be completed, given the conditions and regulatory approvals necessary to complete the transaction;

•	the plan of arrangement must be approved by the court, which will consider, among other things, the fairness of the Arrangement to all Shareholders; and

•    the availability of dissent rights.

The Special Committee and the Board also considered a number of potentially negative factors relating to the Arrangement, including:

•
the risks to Tm if the Arrangement is not completed or is delayed, including the costs to Tm in pursuing the Arrangement and the diversion of management’s attention away from the conduct of Tm’s business in the ordinary course;

•    the possibility that the anticipated benefits sought to be achieved in the Arrangement may not be realized;

•	the potential impact that the announcement of the Arrangement may have on the Corporation’s employees and customers;

•	the 0.060 exchange ratio is fixed and therefore the value of the Arrangement to Shareholders fluctuates depending on the share price of Luminex common stock;

•	the conditions to Luminex’ obligation to complete the Arrangement and the right of Luminex to terminate the Merger Agreement under certain circumstances;

•
the fact that the Arrangement will be a taxable Arrangement and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration in the Arrangement; and

•
the limitations contained in the Merger Agreement on Tm’s ability to solicit additional interest from third parties, as well as the fact that if the Merger Agreement is terminated under certain circumstances, Tm must pay a CAD$3,000,000 termination fee.

In reaching their determinations, the Special Committee and the Board also considered and evaluated, among other things:

•	information concerning the business, operations, assets, financial condition, operating results and prospects of Tm and Luminex;

•    current industry, economic and market conditions and trends; and

•    historical market prices and trading information with respect to the Shares and Luminex common stock.

Opinion of Tm’s Financial Advisor

LSC was retained by the Tm to act as its financial advisor in connection with the proposed Arrangement. Tm selected LSC based on its experience and reputation. As part of its investment banking business, LSC is frequently engaged in the financial analysis of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

In connection with its engagement, Tm requested that LSC evaluate the fairness, from a financial point of view, to holders of Shares of the 0.060 exchange ratio provided for in the Arrangement. On December 14, 2006, at a meeting of the Board held to evaluate the proposed Arrangement, LSC delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated December 14, 2006, to the effect that, as of that date and based on and subject to the assumptions made, matters considered and limitations on the review undertaken, the 0.060 exchange ratio provided for in the Arrangement was fair, from a financial point of view, to holders of Shares.

The 0.060 exchange ratio was determined through negotiations between the managements of Tm and Luminex. Although LSC assisted Tm’s management in those negotiations, it was not asked to, and did not, recommend to the Corporation that any specific consideration constituted the appropriate consideration for the Arrangement. As described above, LSC’s opinion was only one of many factors considered by the Board in evaluating the Merger Agreement and should not be viewed as determinative of the views of the Board or Tm’s management with respect to the Arrangement or the 0.060 exchange ratio provided for in the Arrangement.

The full text of LSC’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to this Circular as Annex “E” and is incorporated herein by reference. Shareholders are encouraged to read this opinion in its entirety. LSC’s opinion was provided for the Board in connection with its evaluation of the 0.060 exchange ratio from a financial point of view and does not address any other term, aspect or implication of the Arrangement and is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote, or take any other action, with respect to the Arrangement or any other matters. LSC’s opinion does not address the relative merits of the Arrangement or other business strategies that the Board had considered or may consider, and does not address the decision of the Board to proceed with the Arrangement or any other matters. The summary of the opinion of LSC included in this Circular is qualified in its entirety by reference to the full text of the opinion attached as Annex “E”.

Under the terms of LSC’s engagement, LSC will be entitled to receive a customary fee for its financial advisory services in connection with the Arrangement, a portion of which was payable upon the delivery of its opinion and a significant portion of which is contingent upon the consummation of the Arrangement. Tm also has agreed to reimburse LSC for its reasonable out-of-pocket expenses, including reasonable legal fees, in connection with, and to indemnify LSC for certain liabilities that may arise out of, its engagement. In the ordinary course of business, LSC may trade in the securities of Tm and Luminex for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in the securities of Tm and Luminex.

Regulatory and Other Approvals Required for the Arrangement

Under the Merger Agreement, Tm has agreed to use all reasonable efforts to obtain all Appropriate Regulatory Approvals as such term is defined in the Merger Agreement in order to complete the Arrangement. In addition, Tm has agreed to use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Tm or any subsidiary of Tm from other parties to loan agreements, leases or other contracts to consummate the transactions contemplated by the Arrangement.

It is a condition of closing that the Luminex common stock issuable directly pursuant to the Arrangement or issuable upon exercise of the Luminex Options, Luminex Warrants and Luminex Convertible Securities from time to time, shall have been approved for listing on the Nasdaq Stock Market, subject to notice of issuance.

Each of the shareholding and optionholding directors and the officers of Tm have entered into a voting agreement with Luminex pursuant to which they have agreed to, on and subject to the terms thereof, vote (or cause to be voted), in person or by proxy, their Shares (including the Shares issuable on the exercise of Tm Options) (i) in favour of the approval and adoption of the Arrangement; (ii) against any action or agreement that is in opposition to, or competitive or inconsistent with, the Arrangement or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Corporation contained in the Merger Agreement; and (iii) against any acquisition proposal and against any other action, agreement or transaction that is prohibited by the Merger Agreement or that would otherwise adversely affect the Arrangement or the other transactions contemplated by the Merger Agreement.

In addition, such directors and officers of Tm are not permitted under the terms of such voting agreement to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of their Shares or to enter into any agreement, arrangement or undertaking with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of any of their Shares.

A director or officer, may terminate its respective voting agreement by written notice to Luminex if the terms of the Merger Agreement are amended or waived without the written consent of such director or officer, but only if such amendment or waiver creates any additional condition to the consummation of the Arrangement, decreases the value of the consideration to be received by such officers and directors in the Arrangement, changes the form of the consideration to be received or otherwise adversely affects such officer or director in any material respect.

Required Shareholder and Optionholder Approval

At the Meeting, the Shareholders and Optionholders will be asked to vote to approve the Arrangement Resolution. The text of the Arrangement Resolution is set forth in Annex “C” to this Circular, and must be approved, with or without variation, by at least two-thirds of the votes cast in respect of the Arrangement Resolution plus a simple majority of the votes cast in person or by proxy by holders of Shares must be in favour of the resolution, as long as a quorum is present at the Meeting.

Notwithstanding the foregoing, the Board may, without further notice to or approval by the Shareholders, abandon the Arrangement if, for whatever reason, the Board determines it appropriate to do so.

Dissenting Shareholder Rights

Registered Shareholders have dissent rights with respect to the Arrangement Resolution. It is suggested that Shareholders review a complete copy of their dissent rights attached hereto in Annex “D”, and those Shareholders who wish to exercise their dissent rights are advised to seek legal advice, as failure to comply strictly with the provisions of the OBCA, as modified by the Arrangement and the Interim Order, may result in the loss or unavailability of their dissent rights.

A registered Shareholder may dissent under the plan of Arrangement and be paid fair value for its Shares if such Shareholder objects to the Arrangement Resolution and the Arrangement becomes effective. The Arrangement and the Interim Order provide for dissent rights that are substantially similar to those provided for under section 185 of the OBCA. A dissenting Shareholder who complies with the dissent procedure set out in section 185 of the OBCA, as modified by the Arrangement and the Interim Order, is entitled to be paid the fair market value of the Shares held by such Shareholder in respect of which he or she dissents.

A Shareholder may only exercise his or her dissent rights in respect of Shares which are registered in such Shareholder’s name. Accordingly, a Non-Registered Shareholder will not be entitled to exercise his or her dissent rights directly (unless the Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise his or her dissent rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of the Shares and either:

•
instruct the Intermediary to exercise their dissent rights on the Non-Registered Shareholder’s behalf (which, if the Shares are registered in the name of CDS Clearing and Depository Services Inc. or other clearing agency, would require that the shares first be re-registered in the name of the Intermediary); or

•	instruct the Intermediary to re-register the shares in the name of the Non-Registered Shareholder in which case the Non-Registered Shareholder would have to exercise its dissent rights directly.

A registered Shareholder who wishes to invoke its dissent rights pursuant to section 185 of the OBCA, must send a written objection to the Arrangement Resolution (a “Notice of Dissent”) to the Corporation prior to 5:00 p.m. (Eastern Time) on the second last business day preceding the Meeting. The sending of a Notice of Dissent does not deprive a registered Shareholder of his or her right to vote on the Arrangement Resolution. In addition, a vote either in person or by proxy against the Arrangement Resolution does not constitute a Notice of Dissent. A vote in favour of the Arrangement Resolution will deprive the registered Shareholder of further rights under section 185 of the OBCA.

As noted above, Shareholders should review the complete provisions of section 185 of the OBCA, the text of which is set forth as Annex “D” to this Circular, as modified by the Arrangement and the Interim Order.

Expenses

Tm estimates that it will incur fees and related expenses in the amount of approximately CAD $1,930,500 if the Arrangement is completed including, without limitation, financial advisory, legal and accounting fees, severance payments, filing fees, proxy solicitation fees and the costs of preparing, printing and mailing this Circular.

Interests of Tm Directors and Executive Officers in the Arrangement

You should be aware that members of the management and Board have interests in the Arrangement that may be different from, or in addition to, the interests of Shareholders generally. These interests include the following:

Employment Agreements

Effective as of September 5, 2006 the executive officers entered into new or amended employment agreements with the Corporation. Under the terms of such new or amended employment agreements, upon termination without cause or upon termination by the employee for good reason (as defined therein, including a change in the responsibilities, status or reporting relationship of the executive officer with the Corporation such that the responsibilities, status or reporting relationship are not substantially equivalent to those assigned to the executive officer immediately before the change) such executive officer will be entitled to receive his salary for twenty-four months, including benefits, in addition to any bonus which has accrued and is outstanding. None of the employment agreements contain any change of control provisions.

Shareholdings

The non-executive directors of Tm beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 782,200 Shares, representing less than 2% of the Shares outstanding as of January 22, 2007. The executive officers of Tm beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 129,830 Shares, representing less than 1% of the Shares outstanding as of January 22, 2007. All of the Shares held by the non-executive directors and executive officers of Tm will be treated in the same fashion under the Arrangement as Shares held by any other Shareholder. See “Arrangement Mechanics - The Arrangement” beginning on page 26.

Replacement Options

Pursuant to the Merger Agreement, each outstanding Tm Option that has not been exercised prior to the effective time will, at the effective time, be exchanged for a replacement option to purchase shares of Luminex common stock equal to the number of Shares that would be deliverable upon exercise of the Tm Option multiplied by the 0.060 exchange ratio rounded down to the next whole number of shares of Luminex common stock. The exercise price will be adjusted by dividing the exercise price of the Tm Option by 0.060, rounded up to the nearest whole cent and then multiplying the result by the noon buying rate on the last trading day immediately preceding the Effective Date for Canadian dollars to United States dollars as reported by the Bank of Canada. The term to expiration, conditions to and manner of exercising and all other terms and conditions of the replacement Luminex Options will otherwise be unchanged from those of the Tm Options in exchange for which they are issued. As of January 22, 2007, Tm had outstanding options to purchase 3,938,972 Shares in the aggregate.

The non-executive directors of Tm beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, options to purchase 247,027 Shares, representing approximately 6% of the Tm Options outstanding as of January 22, 2007 and less than 1% of the Shares outstanding as of January 22, 2007. This includes 2,808,327 Shares underlying Tm Options beneficially owned by Tm directors and executive officers. All of the Tm Options held by the non-executive directors of Tm will be treated in the same manner under the Arrangement as Tm Options held by every other holder of Tm Options.

The executive officers of Tm beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, options to purchase 2,561,300 Shares representing approximately 65% of the Tm Options outstanding as of January 22, 2007 and less than 5% of the Shares outstanding as of January 22, 2007. This includes 2,808,327 Shares underlying Tm Options beneficially owned by Tm directors and executive officers. All of the Tm Options held by the executive officers of Tm will be treated in the same manner under the Arrangement as Tm Options held by any other holder of Tm Options. See “Arrangement Mechanics - Replacement Options” beginning on page 26.

The remaining Tm Options are held by employees of the Corporation and certain members of Tm’s scientific advisory board.

Indemnification and Insurance

The Merger Agreement requires Luminex to honour all rights to indemnification or exculpation existing in favour of officers and directors of Tm or any of its subsidiaries as provided in Tm’s articles of incorporation, by-laws, any indemnification agreement and applicable laws, in each case, in effect on December 14, 2006 or under applicable law and Luminex agrees that such rights will survive the Arrangement and continue in full force and effect until the earlier of the expiration of the applicable statute of limitations and the period of six years from the Effective Date. Upon the consummation of the Arrangement, Luminex agrees to assume all such liability with respect to any matters arising prior to the effective time.

The Merger Agreement also provides that for a period of five years after the effective time, Luminex will maintain directors’ and officers’ liability insurance coverage equivalent, subject to certain conditions, to that in effect under existing directors’ and officers’ liability insurance maintained by Tm. Subject to certain conditions, the insurance coverage to be maintained may not be less advantageous than that currently maintained by Tm and cannot contain gaps or lapses in coverage relating to matters occurring prior to the effective time.

ARRANGEMENT MECHANICS

This section describes the material provisions of the plan of arrangement. The following description of the plan of arrangement is subject to, and qualified in its entirety by reference to, the plan of arrangement, the form of which is attached as Annex “B” to this document and forms a part of this Circular. We urge you to read the entire form of Arrangement carefully.

The Arrangement

Pursuant to the terms of the Arrangement, commencing at the effective time of the Arrangement, the following events will occur and be deemed to occur in the following order:

(1)
each outstanding Share (other than those held by Shareholders who properly exercise their dissent rights and are entitled to be paid the fair value of their Shares and those held by Luminex and its affiliates) will be exchanged by the holder thereof for 0.060 fully paid and non-assessable shares of Luminex common stock;

(2)
each Tm Option will be exchanged for a replacement Luminex Option to purchase on the same terms and conditions as were applicable to the Tm Option a number of shares of Luminex common stock equal to the product of 0.060 multiplied by the number of Shares subject to the Tm Option. The exercise price of each Luminex Option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per Share subject to such Tm Option and (B) the 0.060 exchange ratio, expressed in United States dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date;

(3)
each Tm Warrant will be deemed to be exchanged for a Luminex Warrant to purchase on the same terms and conditions as were applicable to the Tm Warrant a number of shares of Luminex common stock equal to the product of 0.060 multiplied by the number of Shares subject to the Tm Warrant. The exercise price of each Luminex Warrant will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per Share subject to such Tm Warrant and (B) the 0.060 exchange ratio, expressed in United States dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date; and

(4)
each Tm Convertible Security will be deemed to be exchanged for a Luminex Convertible Security to purchase on the same terms and conditions as were applicable to the Tm Convertible Security a number of shares of Luminex common stock equal to the product of 0.060 multiplied by the number of Shares subject to the Tm Convertible Security. The conversion price of each share of Luminex common stock will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the conversion price per Share subject to such Tm Convertible Security and (B) the 0.060 exchange ratio, expressed in United States dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date.

Assuming no exercise of Tm Options, Tm Warrants or Tm Convertible Securities after January 22, 2007, immediately following the effective time of the Arrangement, the Corporation’s outstanding share capital will consist of 49,672,723 Shares, all of which will be held by Luminex and its affiliates. Based upon the number of shares of Luminex common stock outstanding as of January 22, 2007 and those to be issued pursuant to the Arrangement, existing holders of Shares will ultimately hold approximately 9% of the outstanding shares of Luminex common stock.

Replacement Options

On January 22, 2007, there were Tm Options to purchase Shares outstanding which, when vested, would be exercisable to acquire a total of 3,908,870 Shares at prices between CAD$0.78 and CAD$3.15 with various expiration dates to October 17, 2011. No additional Tm Options will be granted.

At the effective time of the Arrangement, each Tm Option will be exchanged for a Luminex Option to purchase a number of shares of Luminex common stock equal to 0.060 multiplied by the number of Shares subject to such Tm Option. Such replacement Luminex Option will provide for an exercise price per share of Luminex common stock in an amount (rounded up to the nearest whole cent) equal to the exercise price per share of such Tm Option immediately prior to the effective time of the Arrangement divided by 0.060, expressed in United States dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. Following the completion of the Arrangement, the replacement Luminex Options will have exercise prices between approximately CAD$13.00 and CAD$52.50.

Except as set out in the preceding paragraphs, or as described under “The Arrangement - Interests of Tm Directors and Executive Officers in the Arrangement”, the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each replacement Luminex Option will be unchanged from those of the relevant Tm Option.

Tm Warrants

On January 22, 2007, there were Tm Warrants outstanding which were exercisable to acquire a total of 7,631,948 Shares at prices between CAD$0.71 and CAD$2.61 with various expiration dates to November 27, 2011.

At the effective time of the Arrangement, each Tm Warrant will be deemed to be exchanged for a Luminex Warrant on the same terms and conditions as were applicable to the Tm Warrant to purchase a number of shares of Luminex common stock equal to 0.060 multiplied by the number of Shares subject to such Tm Warrant. The exercise price per share of Luminex common stock will be an amount (rounded up to the nearest whole cent) equal to the exercise price per Share of such Tm Warrant immediately prior to the effective time of the Arrangement divided by 0.060, expressed in United States dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. Following the completion of the Arrangement, the replacement Luminex Warrants will have exercise prices between approximately CAD$11.83 and CAD$43.50.

The term to expiry, conditions to and manner of exercising and all other terms and conditions of each Luminex Warrant will be unchanged from those of the relevant Tm Warrant, and any document or agreement previously evidencing a Tm Warrant will thereafter evidence such Luminex Warrant.

Tm Convertible Securities

At the effective time of the Arrangement, each Tm Convertible Security will be deemed to be exchanged for a Luminex Convertible Security on the same terms and conditions as were applicable to the Tm Convertible Security to acquire a number of shares of Luminex common stock equal to 0.060 multiplied by the number of Shares subject to such Tm Convertible Security. The conversion price per share of Luminex common stock will be an amount (rounded up to the nearest whole cent) equal to the conversion price per Share of such Tm Convertible Security immediately prior to the effective time of the Arrangement divided by 0.060, expressed in United States dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date.

Fractional Shares

No certificates representing fractional shares of Luminex common stock shall be issued upon the surrender for exchange of Shares and no dividend, stock split or other change in the capital structure of Luminex shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Luminex. In lieu of any such fractional securities, each person otherwise entitled to a fractional interest in a share of Luminex common stock will receive a cash payment in United States dollars equal to the product of such fractional interest and the Luminex trading price.

Court Approval and Completion of the Arrangement

An arrangement under the OBCA requires court approval. Prior to the mailing of this Circular, Tm obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto in Annex “F”.

Subject to the approval of the Arrangement by the Shareholders and Optionholders at the Meeting, the hearing in respect of the final order is scheduled to take place on February 27, 2007 at 10:00 a.m. (Eastern Time) in the court at 330 University Avenue, Toronto, Ontario. Any Shareholder who wishes to present evidence or argument at that hearing must file and deliver a notice of appearance, and all materials on which it relies, in accordance with the rules of the court and the provisions of the Interim Order. The court will consider, among other things, the fairness and reasonableness of the Arrangement.

Assuming the Final Order is granted and the other conditions to closing contained in the Merger Agreement are satisfied or waived, it is anticipated that the following will occur: the steps set forth in the Arrangement will be completed; articles of arrangement for Tm will be filed with the Director under the OBCA to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Merger Agreement will be executed and delivered.

Subject to the foregoing, it is expected that the effective time of the Arrangement will occur as soon as practicable after the Final Order has been obtained.

Procedures for Exchange by Shareholders

Enclosed with this Circular is a letter of transmittal which is being delivered to Shareholders. The letter of transmittal, when properly completed and signed and returned together with a certificate or certificates for Shares and all other required documents, will enable each holder of Shares to obtain a certificate for that number of shares of Luminex common stock to which the holder is entitled pursuant to the Arrangement.

Any use of the mail to transmit a certificate for Shares and a related letter of transmittal is at the risk of the holder thereof. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

A Shareholder will receive shares of Luminex common stock by arranging for a properly completed and signed letter of transmittal, together with certificates representing its Shares and all other required documents, to be received by the depositary, CIBC Mellon, at the address set out on the last page of the letter of transmittal by February 28, 2007 at the place of deposit of the letter of transmittal. Shareholders will be entitled to receive Luminex common stock upon receipt by the depositary of a properly completed and signed letter of transmittal, together with certificates representing their Shares and all other required documents after February 28, 2007, however, such Shareholders may not receive their shares of Luminex common stock in as timely a manner following the completion of the Arrangement.

Certificates representing the appropriate number of shares of Luminex common stock issuable to a former holder of Shares who has complied with the procedures set out above will, as soon as practicable after the Effective Date (i) be forwarded to the holder at the address specified in the letter of transmittal, by insured first class mail, or (ii) be made available for pick up by the holder as requested by the holder in the letter of transmittal at the office of CIBC Mellon specified by the holder in the letter of transmittal.

Where a certificate for Shares has been destroyed, lost or mislaid, the holder of that certificate for Shares should contact CIBC Mellon, at 1-800-387-0825 (toll-free in Canada and the United States), regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by Tm in connection with issuance of the replacement certificate.

Stock Exchange Listing

Luminex Common Stock

Shares of Luminex common stock are traded on the Nasdaq Stock Market. Applications will be made, as required, by Luminex to the Nasdaq Stock Market to list the shares of Luminex common stock issued pursuant to the Arrangement or issuable from time to time upon exercise of the Luminex Options, Luminex Warrants and Luminex Convertible Securities replacing Tm Options, Tm Warrants and Tm Convertible Securities.

Resale of Luminex Common Stock Received in the Arrangement

United States

The securities to be issued by Luminex pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and such issue will be effected in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside, subject to certain notice requirements. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order, if granted, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Luminex securities issued in connection with the Arrangement.

The restrictions on resale imposed by the U.S. Securities Act will depend on whether the Shareholder is an “affiliate” of Luminex or Tm before the completion of the Arrangement and whether the Shareholder is an “affiliate” of Luminex after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. The resale rules applicable to Shareholders are summarized below.

Shareholders who are not affiliates of Tm or Luminex before the Arrangement and who will not be affiliates of Luminex after the Arrangement may resell the Luminex common stock issued to them upon closing of the Arrangement in the United States without restriction under the U.S. Securities Act.

Shareholders who are affiliates of Tm or Luminex before the Arrangement but will not be affiliates of Luminex after the Arrangement, and who hold their Luminex common stock for one year after the Effective Date, may resell their Luminex common stock without regard to the volume and manner of sale limitations set forth in Rule 144 of the U.S. Securities Act, subject to the availability of certain public information about Luminex. Shareholders who are affiliates of Luminex before the Effective Date who hold their Luminex common stock for a period of two years after the Effective Date may resell such shares freely, provided that such persons have not been an affiliate of Luminex during the three-month period preceding the resale.

Shareholders who are affiliates of Tm or Luminex before the Arrangement and who will be affiliates of Luminex after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Luminex common stock issued under the Arrangement. These affiliates may not resell their Luminex common stock unless such shares are registered under the U.S. Securities Act, or an exemption from registration is available, such as the exemption contained in Rule 145(d) promulgated under the U.S. Securities Act. In general, under Rule 145(d), these affiliates will be entitled to resell in the United States, during any three-month period, that number of shares of Luminex common stock that does not exceed the greater of one percent of the then outstanding securities of such class and the average weekly trading volume of such securities on Nasdaq during the four weeks preceding the date of sale, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about Luminex.

Additional restrictions apply to a Shareholder who will be an affiliate of Luminex other than by virtue of his or her status as an officer or director of Luminex.

Canada

Luminex has advised Tm that under securities legislation of each jurisdiction of Canada, Luminex common stock issuable under the Arrangement and upon exercise of the Luminex Options replacing Tm Options may be resold without restriction by persons other than a “control person”, provided that no unusual effort is made to prepare the market or create a demand for the security that is the subject of the trade, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling securityholder is an insider or officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

Upon completion of the Arrangement, Luminex will be a reporting issuer in certain Canadian jurisdictions and subject to continuous disclosure obligations under the securities legislation of such jurisdictions. Under National Instrument 71-102, Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, Luminex will be permitted to satisfy its Canadian statutory and financial reporting obligations, including obligations relating to insider reporting, by complying with applicable United States securities laws so long as certain conditions are satisfied, including the filing by Luminex with the relevant Canadian securities regulatory authorities of copies of its reports and other materials filed with the SEC.

THE MERGER AGREEMENT

This section describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms thereof. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex “A” to this Circular and is incorporated by reference into this Circular. We urge you to read the entire Merger Agreement carefully.

The Arrangement

Under the terms of the Merger Agreement, Luminex will acquire all of the Corporation’s outstanding common shares and the Corporation will become a direct, wholly owned subsidiary of Luminex. The Arrangement will be carried out pursuant to the plan of arrangement, which is attached as Annex “B” to this Circular. The Merger Agreement and plan of arrangement provide that (i) each Share will be exchanged for 0.060 of a share of Luminex common stock, (ii) each Tm Option will be exchanged for a Luminex Option to purchase 0.060 of a share of Luminex common stock, (iii) each Tm

Warrant will be deemed to be exchanged for a Luminex Warrant to purchase 0.060 of a share of Luminex common stock, and (iv) each Tm Convertible Security will deemed to be exchanged for a Luminex Convertible Security providing for the right to receive upon conversion that number of shares of Luminex common stock as is equal to the number of Shares that the securityholder would have been entitled to receive upon conversion, multiplied by the 0.060 exchange ratio.

Effective Time of the Arrangement

The Arrangement will be effective at 12:01 a.m. (Eastern Time) on the date shown on the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the articles of arrangement have been filed.

Representations and Warranties

The Merger Agreement contains a number of customary representations and warranties of the Corporation relating to, among other things:

•    proper organization, subsistence and qualification of it and its subsidiaries;
•    capital structure;
•    the corporate authorization and enforceability of the Merger Agreement;
•    Board approval;
•    receipt by the Board of an opinion from Tm’s financial advisor;
•    governmental approvals;
•    no violations of organizational documents and material contracts;
•    absence of any material adverse effect and certain other changes or events since December 31, 2005;
•    accuracy of financial statements;
•    maintenance of the books, records and accounts;
•    litigation and other claims, actions, proceedings or investigations;
•    environmental matters;
•    tax matters;
•    pensions, employee benefits and other employment matters;
•    securities filings and internal accounting controls;
•    compliance with laws;
•    regulatory matters;
•    restrictions on business activities;
•    suppliers, customers, receivables, and inventory;
•    intellectual property;
•    insurance;
•    title to real property;
•    brokers, finders and investment bankers fees;
•    registration rights;
•    contracts, documents and other instruments to which the Corporation is a party;
•    absence of illegal or improper payments;
•    absence of undisclosed liabilities;
•    interests of officers and directors; and
•    full disclosure.

The Merger Agreement also contains a number of representations and warranties of Luminex relating to, among other things:

•    proper organization;
•    capital structure;
•    the corporate authorization and enforceability of the Merger Agreement;
•    board approval;
•    no violations of organizational documents or material contracts;
•    absence of any material adverse effect and certain other changes or events since December 31, 2005;
•    accuracy of financial statements;
•    securities filings;
•    issuance of shares of Luminex common stock;
•    licenses and compliance with laws;
•    litigation and other claims, actions, proceedings or other investigations;
•    intellectual property;
•    maintenance of books and records;
•    licenses, permits, certificates, orders or other authorizations from government entities;
•    restrictions on business activities; and
•    brokers, finders and investment bankers fees.

Many of the representations and warranties of the Corporation and Luminex are qualified by a material adverse effect standard. A material adverse effect, with respect to either Luminex or the Corporation, as applicable, means an effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its subsidiaries, taken as a whole.

The representations and warranties of the Corporation and Luminex set forth in the Merger Agreement are qualified by information in confidential disclosure letters that we exchanged in connection with signing the Merger Agreement. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure letters. However, we do not believe that the disclosure letters contain information that securities laws require us to publicly disclose other than information that has already been so disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of Luminex and the Corporation.

Acquisition Proposals

The Merger Agreement contains a covenant with respect to acquisition proposals that prohibits the Corporation from, directly or indirectly, soliciting, initiating or knowingly encouraging or facilitating the initiation of any inquiry or the making by any third party of any bona fide proposal or offer with respect to a merger, amalgamation, arrangement, take-over bid, asset sale or similar transaction involving 25% of the book value (on a consolidated basis) of the total assets of the Corporation or the sale of 25% or more of the common shares of the Corporation then outstanding or any similar transaction (which we refer to in this Circular as an “Other Acquisition Proposal”). The covenant also prohibits (i) the Corporation from participating in any negotiations or discussions with any third party relating to an Other Acquisition Proposal; and (ii) the Corporation’s Board withdrawing or modifying in a manner adverse to Luminex its approval of the Arrangement. However, if the Board determines in good faith after consultation with outside legal counsel that to do so is not inconsistent with its fiduciary duties, it may, prior to the approval of the Arrangement by Shareholders and Optionholders, consider and participate in negotiations or discussions, enter into a confidentiality agreement with, and provide information to, any third party which has made an unsolicited bona fide written acquisition proposal to acquire 100% of the book value (on a consolidated basis) of the total assets of the Corporation or 100% of the common shares of the Corporation, if it determines in good faith after consultation with its financial advisor and outside counsel that such acquisition proposal, if accepted, is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal, and is reasonably likely to result in a transaction more favourable to the Corporation’s shareholders from a financial point of view than the Arrangement and have a per-share value greater than that provided for in the Arrangement. The Corporation shall not be able to consider, negotiate, accept, approve or recommend any acquisition proposal after the date of the approval of the Arrangement by the Shareholders and Optionholders.

In this Circular we refer to an acquisition proposal meeting such qualifications as a superior proposal.

Notwithstanding the foregoing, the Merger Agreement provides that the Corporation may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a superior proposal if, and only if it provides Luminex with a copy of the superior proposal document, and five business days elapse from the date Luminex has received both that copy and notice that the Corporation intends to take such action with respect to the superior proposal. During that five business day period, Luminex will have the right to offer to amend the terms of the Merger Agreement, and if the Board following a good faith review of such an offer, determines, in its discretion in the exercise of its fiduciary duties, that the superior proposal no longer constitutes a superior proposal, the parties will enter into an amended agreement reflecting the proposed amendment. In any event, as described below, if the Corporation terminates the Merger Agreement in order to accept a superior proposal, it must pay CAD$3,000,000 to Luminex. See “Merger Agreement - Termination Fees and Expense Reimbursement” beginning on page 36.

The Corporation has agreed to cease any existing discussions or negotiations with any parties with respect to an acquisition proposal. In addition, the Corporation has agreed to notify Luminex promptly of any unsolicited acquisition proposal or any inquiry that could lead to an acquisition proposal that it receives.

Conduct of the Business of Tm Prior to Effective Date

In the Merger Agreement, Tm has agreed, as to itself and its subsidiaries, that, prior to the completion of the Arrangement, except as contemplated by the Merger Agreement or plan of arrangement, or consented to in writing by Luminex, it will:

•	carry on its businesses in the ordinary and regular course and use its reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill;

•
not commence to undertake a substantial expansion of its business facilities or an expansion that is out of the ordinary and regular course of business consistent with prior practice in light of current market and economic conditions;

        •    not split, combine or reclassify its outstanding shares of capital stock;

•    not declare, set aside or pay any dividend other than from its direct or indirect, wholly owned subsidiaries;

•    not amend its organizational documents;

•	not repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

•
not issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants or rights of any kind to acquire, any shares of its capital stock or of any subsidiary (other than the issuance of Shares pursuant to fully vested Tm Options, Tm Warrants and deferred stock units);

•    not accelerate the vesting of any unvested options or otherwise amend, vary or modify an option plan;

•    not reorganize, amalgamate or merge with any other person, nor acquire or agree to acquire any business;

•	not transfer, lease, sell, pledge, dispose of or encumber any assets other than the sale of assets in the ordinary and regular course of business consistent with past practice;

•	not guarantee the payment of indebtedness or incur indebtedness for money borrowed or issue or sell any debt securities;

•    not incur or commit to aggregate capital expenditures in excess of $50,000;

•	not establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify any of its benefit plans;

•    not increase the compensation of any employee, except as required by the terms of any existing agreement;

•
not settle or compromise any claims or litigation (except to the extent reserved against in the financial statements) or modify, amend or terminate any material contracts, waive, exercise any option or relinquish any contractual rights or enter into interest rate, currency or commodity savings, hedges or other similar financial instruments;

•	not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the Arrangement;

•	not make any changes to existing accounting or material business practices, except as required by applicable law or required by GAAP, or make any material tax election inconsistent with past practice;

•
carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on it with respect to the transaction and the Arrangement;

•
use its reasonable commercial efforts to cause its current insurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless replacement policies are in full force and effect;

•
promptly advise Luminex of any event that would render any of its representations or warranties untrue or inaccurate in any material respect; of any material adverse change in respect such party, and of any material breach by such party of any covenant or agreement contained in the Merger Agreement;

•	not take any step or effect any transaction that would adversely affect the carry-forward of losses and credits under the ITA;

•	not enter into any agreement, contract, license commitment or arrangement, except in the ordinary course of business or as required by applicable laws, that would have a material adverse effect;

•	not take any action or omit to take any action that it reasonably expects would cause any of its representations and warranties in the Merger Agreement to become untrue in any material respect; and

•    not authorize or enter into an agreement to do any of the actions described above.

Expenses

In general, each party will be responsible for all out-of-pocket expenses incurred by it in connection with the Arrangement. In some circumstances in connection with the termination of the Merger Agreement, the Corporation will be responsible for the out-of-pocket costs and expenses incurred by Luminex in connection with the Merger Agreement and the Arrangement up to a maximum of CAD$2,000,000 to be credited against any payments required to be made by the Corporation to Luminex relating to the termination fee. See “-- Termination Fees and Expense Reimbursement” beginning on page 36.

Employment Matters

On the Effective Date and for a period not less than one (1) year after the Effective Date, the employees of the Corporation and its subsidiaries will be provided employee benefits, plans and programs that are generally no less favourable in the aggregate than those employee benefits, plans and programs available to such employees as provided by the Corporation.

Conditions to Completion of the Arrangement

The obligation of each of Luminex and the Corporation to complete the Arrangement is subject to the satisfaction or waiver of conditions as described in this section.

Conditions to Each Party’s Obligation to Complete the Arrangement. The respective obligations of Luminex and the Corporation to complete the Arrangement are subject to the satisfaction or waiver, at or prior to the Effective Date, of the following conditions:

•
Approval of Shareholders. The Arrangement must be approved by not less than two-thirds (2/3) of the votes cast in person or represented by proxy by the Shareholders and Optionholders, voting as a single class, such approval to be in accordance with any conditions imposed by the Interim Order.

•
Interim and Final Orders. The Interim Order and the Final Order must be obtained in form and on terms satisfactory to each of Luminex and the Corporation, acting reasonably, and no steps shall have been taken to set aside or modify in a manner unacceptable to Luminex or the Corporation, on appeal or otherwise.

•
No Injunctions or Restraints. No order or decree may be in effect that would preclude the completion of the Arrangement and no proceeding by a governmental authority may be in progress or threatened for that purpose.

•
Stock Exchange Listing. The issuance of shares of Luminex common stock to Shareholders (including those issuable upon exercise of Luminex Options, Luminex Warrants and Luminex Convertible Securities) must be approved by the Nasdaq Stock Market, subject only to customary conditions.

•	Regulatory Consents. All material governmental consents or approvals required to complete the Arrangement must be obtained.

Additional Conditions to the Obligation of Luminex. The obligation of Luminex to effect the Arrangement is further subject to the satisfaction by the Corporation or waiver by Luminex, at or prior to the effective time of the Arrangement, of the following conditions:

•
Representations and Warranties. The Corporation’s representations and warranties in the Merger Agreement that are qualified as to materiality or material adverse effect must be true and correct in all respects as of the Effective Date as though made at and as of such date (except to the extent any such representation and warranty is made as of a specified date, which shall be true and correct as of such date) and the Corporation’s representations and warranties in the Merger Agreement that are not qualified as to materiality or material adverse effect must be true and correct in all material respects as of the Effective Date as though made at and as of such date (except to the extent any such representation and warranty is made as of a specified date, which shall be true and correct as of such date).

•	Performance of Obligations. The Corporation must have performed in all material respects all covenants required to be performed by it under the Merger Agreement on or before the Effective Date.

•
Dissent Rights. Shareholders representing more than 5% of the outstanding Shares must not have exercised (and not withdrawn such exercise as of the Effective Date) rights of dissent in connection with the Arrangement.

•
All Corporate Action. The Board shall have adopted all necessary resolutions and the Corporation and its subsidiaries shall have taken all necessary corporate action to permit the consummation of the Arrangement.

•
Material Adverse Change. Between the date of the Merger Agreement and the Effective Date, there must not have been any change, effect, event or occurrence with respect to Tm’s condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), businesses, operations or results of operations or those of any of its subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of the Tm and its subsidiaries taken as a whole, other than any change, effect, event or occurrence (i) relating to the Canadian or United States’ economy or securities markets in general, (ii) affecting the Canadian or United States biotechnology industry in general, (iii) resulting directly from the announcement of the execution of the Merger Agreement or the transactions contemplated by it, (iv) changes in Canadian GAAP or United States GAAP or (v) a decline in the price, or a change in the trading volume of Tm common shares (it being understood, however, that any change, effect, event or occurrence causing or contributing to such decline or change may, except as provided in any of (i), (ii), (iii) or (iv), be taken into account in determining whether a material adverse change has occurred); provided however, that in the case of (i) and (ii), Tm is not affected in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which it operates.

•    Meeting. The Meeting shall have been held on or before March 20, 2007.

•	Resignation of Directors. Luminex must receive the resignation of the directors of the Corporation and the directors and officers of the Corporation’s subsidiaries as specified by Luminex.

•
Deferred Share Unit Plan. All eligible participants in Tm’s Deferred Share Unit Plan (“DSUP”) shall have elected in writing to receive, and shall have received from Tm, either (A) a lump sum cash payment equal to the number of deferred share units credited to his or her account as of the Effective Date, or (B) Shares equal to the whole number of deferred share units credited to his or her account as of the Effective Date, and Tm shall have cancelled the DSUP.

Additional Conditions to the Obligation of the Corporation. The obligation of the Corporation to effect the Arrangement is further subject to the satisfaction by Luminex or waiver by the Corporation, at or prior to the Effective Date, of the following conditions:

•
Representations and Warranties. Luminex’ representations and warranties in the Merger Agreement that are qualified as to materiality or material adverse effect must be true and correct in all respects as of the Effective Date as though made at and as of such date (except to the extent any such representation and warranty is made as of a specified date, which shall be true and correct as of such date) and Luminex’ representations and warranties in the Merger Agreement that are not qualified as to materiality or material adverse effect must be true and correct in all material respects as of the Effective Date as though made at and as of such date (except to the extent any such representation and warranty is made as of a specified date, which shall be true and correct as of such date).

•	Performance of Obligations. Luminex must have performed in all material respects all covenants required to be performed by it under the Merger Agreement on or before the Effective Date.

•
All Corporate Action. Luminex’ board of directors shall have adopted all necessary resolutions and Luminex shall have taken all necessary corporate action to permit the consummation of the Arrangement.

•
Material Adverse Change. Between the date of the Merger Agreement and the Effective Date, there must not have been any change, effect, event or occurrence with respect to Luminex’ condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), businesses, operations or results of operations or those of any of its subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of Luminex and its subsidiaries taken as a whole, other than any change, effect, event or occurrence (i) relating to the Canadian or United States economy or securities markets in general, (ii) affecting the Canadian or United States biotechnology industry in general, (iii) resulting directly from the announcement of the execution of the Merger Agreement or the transactions contemplated hereby, (iv) changes in Canadian GAAP or United States GAAP or (v) a decline in the price, or a change in the trading volume, of the Luminex common shares on the Nasdaq Stock Market (it being understood, however, that any change, effect, event or occurrence causing or contributing to such decline or change may, except as provided in any of (i), (ii), (iii) or (iv) of this definition, be taken into account in determining whether a Material Adverse Charge has occurred); provided however, that in the case of (i) and (ii), Luminex is not affected in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which it operates.

Termination

The Merger Agreement will terminate if the Effective Date does not occur on or prior to March 31,2007, or such later date as the parties may mutually agree. In addition, the Merger Agreement may be terminated and the Arrangement may be abandoned at any time before the Effective Date:

•	by the mutual agreement of Tm and Luminex (without further action on the part of the Shareholders if terminated after the Meeting);

•	by the Corporation or Luminex if the Shareholders’ approval shall not have been obtained by reason of the failure to obtain the required vote at the Meeting;

•    by Luminex, if through the fault of the Corporation, the Meeting is not held prior to March 20, 2007;

•	by either Luminex or the Corporation, if any order or decree permanently restraining, enjoining or otherwise prohibiting completion of the Arrangement becomes final and non-appealable;

•
by the Corporation, in order to enter into a definitive written agreement concerning a transaction that constitutes a superior proposal, subject to the payment of a termination fee (see “Termination Fees and Expense Reimbursement” beginning on page 36);

•	by Luminex, if the Board withdraws or adversely changes its approval or recommendation of the Merger Agreement or the Arrangement or if the Board recommends a competing acquisition proposal; and

•	by Luminex if this Circular is not mailed to the Shareholders and Optionholders by the required mailing date set out in the Merger Agreement and the Meeting is not held by March 20, 2007.

Effect of Termination

In the event of termination of the Merger Agreement in accordance with the foregoing provisions, the obligations of Luminex and the Corporation will terminate, except for the provisions relating to expenses and Tm’s obligation to pay a termination fee under the circumstances described in the Merger Agreement, as described below. There will be no liability on the part of either Luminex or the Corporation upon termination except those liabilities or damages arising from a material breach of the Merger Agreement.

Termination Fees and Expense Reimbursement

In the Merger Agreement, the Corporation has agreed to pay Luminex a termination fee under the following circumstances:

If:
(1) the Corporation terminates the Merger Agreement in order to enter into a Superior Proposal;

(2) Luminex terminates the Merger Agreement because

(a)	the Board has failed to recommend or has withdrawn or adversely modified its approval or recommendation of the Merger Agreement or the Arrangement; or

(b)    the Board has recommended an Other Acquisition Proposal; or

(c)	through the fault of the Corporation, the Arrangement is not submitted for the approval of Shareholders and Optionholders at the Meeting before March 20, 2007; or

(d)	the Circular is not mailed to the Shareholders and Optionholders by the required mailing date set out in the Merger Agreement and the Meeting is not held by March 20, 2007; or

(3)	Either the Corporation or Luminex terminates the Merger Agreement because the Shareholder approval was not obtained at the Meeting, and:

(a)	an Other Acquisition Proposal with respect to the Corporation had been made prior to the Meeting and not withdrawn more than five days before the Meeting; and

(b)
before the date which is twelve months after the termination of the Merger Agreement, the Corporation shall enter into an agreement with respect to an Other Acquisition Proposal or shall consummate an Other Acquisition Proposal, then, the Corporation will be obligated to pay Luminex a cash fee of CAD$3,000,000. Such payment shall be due:

•    in the case of a termination specified in clause (1), at or prior to the termination of the Merger Agreement;

•	in the case of a termination specified in clause (2), within five business days after written notice of termination by Luminex; or

•	in the case of a termination specified in clause (3), at or prior to the earlier of the entering into of the agreement and the consummation of the Other Acquisition Proposal referred to therein.

Amendment and Waiver

Subject to applicable law, at any time prior to the Effective Date, Luminex and the Corporation may amend the Merger Agreement or waive compliance with any conditions in the Merger Agreement by written instrument.

TAXATION

Certain Canadian Federal Income Tax Considerations

In the opinion of Stikeman Elliott LLP, Canadian counsel for Tm, the following describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Shareholders who, for purposes of the ITA and at all relevant times (a) hold Shares, and will hold any shares of Luminex common stock received under the Arrangement, as capital property, and (b) deal at arm’s length and are not and will not be affiliated with Tm or Luminex. This summary also applies to Optionholders who are current or former employees of Tm (or any subsidiary), deal at arm’s length with such corporations, and received their Tm Options in respect of, in the course of, or by virtue of, such employment.

This summary does not apply to a Shareholder that is: (a) a Shareholder with respect to whom Luminex is or will be a “foreign affiliate” within the meaning of the ITA; (b) a Shareholder an interest in which is a “tax shelter investment” within the meaning of the ITA; or (c) a “financial institution” as that term is defined in section 142.2 of the ITA for purposes of the “mark-to-market” rules. In addition, this summary does not address all issues relevant to Shareholders who acquired their Shares on the exercise of an employee stock option. Such Shareholders should consult their own advisors.

Shares, and shares of Luminex common stock received under the Arrangement, will generally be considered to be capital property to a Shareholder unless held in the course of carrying on a business, or acquired or held in the course of an adventure in the nature of trade. Shareholders who are resident in Canada for the purposes of the ITA and whose Shares might not otherwise qualify as capital property may be able to make an irrevocable election in accordance with subsection 39(4) of the ITA to have their Shares and every “Canadian security” (as defined in the ITA) owned by them in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary is based on the ITA, the regulations thereunder and counsel’s understanding of published administrative practices and policies of the Canada Revenue Agency (the “CRA”), all in effect as of the date of this Circular. This summary takes into account all specific proposals to amend the ITA or the regulations thereunder publicly announced by or on behalf of the Department of Finance (Canada) prior to the date of this Circular. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

THIS SUMMARYISOFAGENERAL NATURE ONLYANDISNOT INTENDED TOBE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER OR OPTIONHOLDER. SHAREHOLDERS AND OPTIONHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT IN THEIR PARTICULAR CIRCUMSTANCES.

For the purposes of the ITA, all amounts must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time such amounts arise.

Shareholders Resident in Canada

The following portion of the summary is applicable to a holder of Shares who, at all relevant times, is or is deemed to be resident in Canada for purposes of the ITA (a “Resident Holder”).

Exchange of Shares for Shares of Luminex Common Stock

A Resident Holder who exchanges Shares for shares of Luminex common stock pursuant to the Arrangement will be considered to have disposed of the Shares for proceeds of disposition equal to the aggregate of the fair market value, at the effective time of the exchange, of (i) the shares of Luminex common stock acquired by the Resident Holder on the exchange, and (ii) any cash received on the exchange in lieu of a fractional share. As a result, the Resident Holder will, in general, realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) (i) the adjusted cost base to the Resident Holder of the Shares immediately before the effective time of the exchange, and (ii) any reasonable costs of disposition. See “Taxation of Capital Gain or Capital Loss” below. The cost to the Resident Holder of the shares of Luminex common stock acquired on the exchange will be equal to the fair market value of the shares of Luminex common stock at the effective time of the exchange. For the purposes of determining the Resident Holder’s adjusted cost base of shares of Luminex common stock, such cost will be averaged with the adjusted cost base to the Resident Holder of other shares of Luminex common stock held at the effective time of the exchange as capital property.

In the case of a Resident Holder who is an individual, dividends received by the Resident Holder on shares of Luminex common stock will be included in computing the Resident Holder’s income and will not be subject to the gross-up and dividend tax credit rules in the ITA. In the case of a Resident Holder that is a corporation, dividends received by the Resident Holder on shares of Luminex common stock will be included in computing the Resident Holder’s income and generally will not be deductible in computing the Resident Holder’s taxable income. A Resident Holder that is a

“Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2⁄3% on certain investment income, which includes dividends received on the shares of Luminex common stock.

United States non-resident withholding tax on dividends received on shares of Luminex common stock generally will be eligible for foreign tax credit or deduction treatment where applicable under the ITA, subject to certain limitations.

Taxation of Capital Gain or Capital Loss

One-half of any capital gain (the “taxable capital gain”) realized by a Resident Holder will be included in the Resident Holder’s income for the year of disposition. One-half of any capital loss realized (the “allowable capital loss”) may be deducted by the Resident Holder against taxable capital gains realized by the Resident Holder in the year of disposition. Any excess of allowable capital losses over taxable capital gains for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the ITA.

Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the ITA. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2⁄3% on certain investment income, which includes taxable capital gains.

Foreign Property Information Reporting

In general, a “specified Canadian entity”, as defined in the ITA, for a taxation year or fiscal period whose total cost amount of “specified foreign property”, as defined in the ITA, at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Shares of Luminex common stock will be specified foreign property to a Resident Holder. Accordingly, Resident Holders should consult their own advisors regarding compliance with these rules.

Foreign Investment Entity Legislation

On November 22, 2006, Bill C-33 to amend the Tax Act, including proposals relating to foreign investment entities (“FIEs”), received First Reading in the House of Commons. The proposed legislation (referred to as the “FIE Legislation”) is generally applicable for taxation years of taxpayers commencing after 2006. The FIE Legislation is exceedingly complex and its application is unclear in certain circumstances.

The meanings of the terms and phrases in quotation marks below as used in the FIE Legislation may depart significantly from their ordinary meanings. Further, there are circumstances in which the FIE Legislation may not be applicable that are not described below.

Application of FIE Legislation

The FIE Legislation will apply for a taxation year of a holder of a share of Luminex common stock if:
(a) the holder holds the share at the end of a taxation year of Luminex ending in the holder’s taxation year;
(b) at that time, Luminex is a FIE; and
(c) at that time, the share is not an “exempt interest”.

Where the FIE Legislation applies for a taxation year of a holder of a share of Luminex common stock, such holder will have an income inclusion for that year determined by applying a prescribed interest rate to the holder’s “designated cost” of the shares thereof at the end of each month ending in the holder’s taxation year and at which time the shares are held, unless the holder makes a valid election to use either the “mark-to-market” method or the “accrual” method. The holder must include in income the amount so determined regardless of whether the holder receives any cash distribution from Luminex.

Definition of a FIE

A determination as to whether Luminex is a FIE must be made at the end of each taxation year of Luminex. Generally, Luminex will be deemed to be a FIE at that time unless either (a) the “carrying value” of its “investment property” is not greater than one-half of the “carrying value” of all of its property, or (b) throughout the taxation year its principal undertaking was the carrying on of a business that is not an “investment business”. The FIE Legislation contains specific consolidation rules as well as other rules for the purposes of applying these tests. No assurance can be given whether Luminex will or will not be a FIE at the end of any taxation year of Luminex ending after 2006.

Exempt Interest

If Luminex is a FIE at the end of its taxation year, a share of Luminex common stock should nevertheless constitute an “exempt interest” in respect of a holder at that time (and therefore be excluded from the application of the FIE Legislation) if the holder does not have a “tax avoidance motive” at that time in respect of the share and if at all times when the holder held the share during the holder’s taxation year that includes the taxation year end of Luminex:

(a)
Luminex is governed by, exists and was formed or continued under, the laws of the United States (or a state thereof) and is resident therein for purposes of the Canada-United States Income Tax Convention;

(b)
there are at least 150 persons each of which holds shares of Luminex common stock that have a total fair market value of at least CAD$500, or alternatively shares of Luminex common stock are listed on a prescribed stock exchange and have at that time a “readily obtainable fair market value”;

(c)
the total fair market value of the shares of Luminex common stock of the holder or any “entity” or individual with whom the holder does not deal at arm’s length does not exceed 10% of the total fair market value of all such shares held by any entity or individual; and

(d)
it is reasonable to conclude that the shares of Luminex common stock can normally be acquired by and sold by members of the public in the open market, or can be acquired from and sold to Luminex by members of the public.

The FIE Legislation generally provides that a taxpayer has a “tax avoidance motive” in respect of a property only if it is reasonable to conclude that the main reasons for the holder acquiring, holding or having such property include:

(a)
to derive a benefit the value of which can reasonably be attributed principally, directly or indirectly, to income derived from “investment property”, to profits or gains from the disposition of “investment property”, or to an increase in the value of “investment property”; and

(b) to defer or reduce the amount of tax payable on such income, profits or gains.

Because a determination of the application of the FIE Legislation depends on numerous factual criteria and can change from time to time, no determination of general application can be provided. Thus, Resident Holders are urged to consult their own tax advisors.

Dissenting Resident Shareholders

A Resident Holder who exercises dissent rights (a “Resident Dissenter”) is entitled, if the Arrangement becomes effective, to receive from Luminex the fair value of Shares held by the Resident Dissenter. The Resident Dissenter will be considered to have disposed of his or her Shares for proceeds of disposition equal to the amount received by the Resident Dissenter less the amount of any interest awarded by the court. As a result, the Resident Dissenter will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) (i) the adjusted cost base to the Resident Dissenter of such Shares immediately before the disposition, and (ii) any reasonable costs of disposition. See “Taxation of Capital Gain or Capital Loss” above. Any interest awarded to a Resident Dissenter by the Court will be included in the Resident Dissenter’s income for the purposes of the ITA.

Eligibility for Investment

Shares of Luminex common stock will be qualified investments under the ITA for RRSPs, RRIFs, RESPs and deferred profit sharing plans provided such shares are listed on the Nasdaq Stock Market (or are listed on another prescribed stock exchange).

Optionholders Resident in Canada

The following portion of the summary is applicable to a holder of Tm Options who, at all relevant times, is or is deemed to be resident in Canada for purposes of the ITA, is a current or former employee of Tm (or any subsidiary), deals at arm’s length with such corporations, and received Tm Options in respect of, in the course of, or by virtue of, such employment (a “Resident Optionholder”) pursuant to the Tm stock option plan.

Exercise of Tm Options to Acquire Shares

Resident Optionholders who exercise their Tm Options prior to the effective time of the Arrangement will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to the Resident Optionholder’s decision whether to exercise his or her Tm Options prior to such time. Resident Optionholders who are considering the exercise of their Tm Options should consult their own tax advisors to determine the tax consequences to them of the exercise.

Exchange of Tm Options for Luminex Options

The terms of the Arrangement provide that Tm Options will be exchanged for Luminex Options. A Resident Optionholder who exchanges a Tm Option for a Luminex Option will not be considered to have disposed of the Tm Option, and the Luminex Option will be deemed to be the same as, and a continuation of, the Tm Option, provided that the only consideration received by the Resident Optionholder on the exchange is a Luminex Option, and (i) the difference between the total value of the shares of Luminex common stock the Resident Optionholder is entitled to acquire under the Luminex Option immediately after the exchange and the total amount payable by the Resident Optionholder under the Luminex Option to acquire the shares of Luminex common stock, is not greater than (ii) the difference between the total value of the Shares the Resident Optionholder was entitled to acquire under the Tm Option immediately before the exchange and the amount payable by the Resident Optionholder under the Tm Option to acquire the Shares. As the only consideration a Resident Optionholder will receive on the exchange of a Tm Option will be a Luminex Option, and as Tm has advised counsel that the amounts referred to in (i) and (ii) above will be equal to each other, no disposition should result from the exchange of a Tm Option for a Luminex Option, and the Luminex Option should be deemed to be the same as, and a continuation of, the Tm Option. The determination of value by Tm is not binding on the CRA.

Foreign Property Information Reporting

The Luminex Options will be “specified foreign property” for purposes of the foreign property information reporting rules described above under the heading “Shareholders Resident in Canada - Foreign Property Information Reporting”. Resident Optionholders should consult their own advisors regarding compliance with these rules.

Foreign Investment Entity Legislation

The FIE Legislation may apply for a taxation year of a holder of a Luminex Option, generally in the circumstances described above under the heading “Shareholders Resident in Canada - Foreign Investment Entity Legislation”. If Luminex is a FIE at the end of its taxation year, a Luminex Option should nevertheless constitute an “exempt interest” in respect of a Resident Optionholder at that time (and therefore be excluded from the application of the FIE Legislation) if the Resident Optionholder deals at arm’s length with Luminex at the time the Luminex Option was acquired by the Resident Optionholder, and if the Resident Optionholder acquired the Luminex Option solely because the Resident Optionholder was an employee of Tm. Resident Optionholders should consult their own advisors regarding the application of the FIE Legislation in their particular circumstances.

Shareholders Not Resident in Canada

The following portion of the summary is applicable to a Shareholder who, for purposes of the ITA and any applicable income tax convention (i) has not been and will not be resident (or deemed resident) in Canada at any time while such Shareholder has held Shares and (ii) does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

Special rules, which are not addressed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Shares for Shares of Luminex Common Stock

A Non-Resident Holder to whom Shares are not “taxable Canadian property” will not be subject to tax under the ITA on the exchange of Shares for shares of Luminex common stock pursuant to the Arrangement. Generally, Shares will not be “taxable Canadian property” to a Non-Resident Holder at a particular time provided that (i) the Shares are listed on a prescribed stock exchange (which currently includes the TSX), and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such persons has not owned 25% or more of the issued shares of any class or series of the capital stock of Tm at any time during the 60-month period that ends at the particular time. Even if the Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may nonetheless be exempt from tax under an applicable income tax convention.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises dissent rights (a “Non-Resident Dissenter”) is entitled, if the Arrangement becomes effective, to receive from Luminex the fair value of Shares held by such Non-Resident Dissenter. Upon the receipt of a payment by Tm, a Non-Resident Dissenter will be considered to have disposed of his or her Shares for proceeds of disposition equal to the amount received from Tm (other than in respect of interest awarded by the court). A Non-Resident Dissenter for whom Shares are not “taxable Canadian property”, as described above under “Exchange of Shares for Shares of Luminex Common Stock”, will not be subject to tax under the ITA on the disposition of such Shares.

Any interest paid to a Non-Resident Dissenter will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention.

Optionholders Not Resident in Canada

The following portion of the summary is applicable to a holder of Tm Options who, for purposes of the ITA and any applicable income tax convention (i) has not been and will not be resident (or deemed resident) in Canada at any time while such holder has held Tm Options, (ii) did not acquire the Tm Options in respect of employment duties performed in Canada, and (iii) does not use or hold, and is not deemed to use or hold, Tm Options in connection with carrying on a business in Canada (a “Non-Resident Optionholder”).

Exchange of Tm Options for Luminex Options

A Non-Resident Optionholder to whom the Tm Options are not “taxable Canadian property” within the meaning of the ITA will not be required to report any income or gain for Canadian federal income tax purposes as a result of the exchange of Tm Options for Luminex Options. Generally, Tm Options will not be “taxable Canadian property” to a Non-Resident Optionholder at a particular time provided that (i) the Shares are listed on a prescribed stock exchange (which currently includes the TSX), and (ii) the Non-Resident Optionholder, persons with whom the Non-Resident Optionholder does not deal at arm’s length, or the Non-Resident Optionholder together with all such persons has not owned 25% or more of the issued shares of any class or series of the capital stock of Tm at any time during the 60-month period that ends at the particular time. Even if the Tm Options are taxable Canadian property of a Non-Resident Optionholder, the Non-Resident Optionholder nonetheless may be exempt from tax under an applicable income tax convention.

Certain United States Federal Income Tax Considerations

Notice Pursuant to IRS Circular 230: Anything contained in this Circular concerning any United States federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular. Each U.S. Holder should seek United States federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

For the purposes of the summary in this section, a “U.S. Holder” is: (1) an individual who is a United States citizen or resident alien for United States federal income tax purposes; (2) a corporation, or entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) an estate that is subject to United States federal income tax on its worldwide income; or (4) a trust if (A) a United States court is able to exercise supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Share that is not a U.S. Holder.

General

The following summary describes the United States federal income tax considerations generally applicable to U.S. Holders (as defined above) of the Shares who exchange their Shares for shares of Luminex common stock under the Arrangement. This summary is based upon the Code, proposed, temporary and final United States Treasury regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this document and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This summary applies only to holders of the Shares that hold their Shares, and will hold any shares of Luminex common stock that they receive under the

Arrangement, as capital assets within the meaning of Section 1221 of the Code and assumes that Tm is not, and has not been a passive foreign investment company (“PFIC”) for United States federal income tax purposes. The determination of whether Tm was, or will be, a PFIC for a taxable year depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations. Accordingly, no assurances can be given to this effect.

This summary does not discuss all aspects of United States federal income taxation that may be relevant to a particular holder of the Shares in light of such holder’s particular circumstances or to holders of the Shares subject to special treatment under United States federal income tax laws, including, for example, banks, insurance companies, trusts and financial institutions; tax-exempt organizations; mutual funds; persons that have a functional currency other than the United States dollar; traders in securities who elect to apply a mark-to-market method of accounting; dealers in securities or foreign currency; holders of the Shares who received their shares in compensatory transactions; holders of the Shares who hold their shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investments; holders who own or have owned, 10% or more of the Shares, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code; and non-U.S. Holders. Furthermore, this summary does not discuss any aspects of foreign, state or local taxation applicable to U.S. Holder.

If a partnership, or other entity treated as a pass-through for United States federal income tax purposes, holds the Shares, the United States federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold the Shares should consult their tax advisors regarding United States federal income tax consequences to them of the Arrangement.

HOLDERS OF SHARES ARE ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENT.

Exchange of the Shares for the Shares of Luminex Common Stock

For United States federal income tax purposes, Tm and Luminex have agreed to treat the Arrangement as a reorganization under the provisions of Section 368(a) of the Code. Assuming that the Arrangement qualifies as a reorganization, in general, the U.S. Holder of the Shares should not be required to recognize gain and, a U.S. Holder should not be permitted to recognize a loss, on the exchange of the Shares for the shares of Luminex common stock, except for gain or loss on cash received in lieu of fractional shares. The aggregate adjusted tax basis of the shares of Luminex common stock received under the Arrangement should be equal to the aggregate adjusted tax basis of the Shares surrendered for the shares of Luminex common stock and the holding period of the shares of Luminex common stock received under the plan of arrangement should include the period during which the U.S. Holder held the Shares.

No legal opinion from United States legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the United States federal income tax consequences of the Arrangement to U.S. Holders. Accordingly, there can be no assurance that the Arrangement will qualify as a reorganization under the provisions of Section 368(a) of the Code or that the IRS will not challenge the status of the Arrangement as a reorganization. The requirements that must be satisfied in order for the Arrangement to qualify as a reorganization are complex, and each U.S. Holder should consult its own tax advisor regarding these requirements.

In the event that the Arrangement does not qualify as a reorganization, in general, a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of (i) the fair market value of the shares of Luminex common stock received by such U.S. Holder in the Arrangement and (ii) any cash received in lieu of fractional shares and (2) the tax basis of such U.S. Holder in the Shares exchanged in the Arrangement. Such gain or loss will generally be a capital gain or loss. Under current law, in the case of a non-corporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain realized prior to January 1, 2011 will generally be 15% if such U.S. Holder’s holding period for such Shares exceeds one year. If the holding period for the Shares does not exceed one year, normal marginal United States federal income tax rates apply. The deductibility of capital losses is subject to limitations. The U.S. Holder’s basis in the shares of Luminex common stock received should be adjusted to reflect the gain and/or loss, as the case may be, realized and the U.S. Holder’s holding period in the shares of Luminex common stock received should begin on the day after the Arrangement.

Information Reporting; Backup Withholding Tax

The exchange of Shares for shares of Luminex common stock, pursuant to the Arrangement, may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (1) fails to furnish such U.S.

Holder’s correct United States taxpayer identification number (generally on Form W-9), (2) furnishes an incorrect United States taxpayer identification number; (3) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (4) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct United States taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the United States backup withholding rules will be allowed as a credit against a U.S. Holder’s United States federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Dividends on Shares of Luminex Common Stock

A U.S. Holder of shares of Luminex common stock generally will be required to include in gross income as ordinary dividend income distributions paid on shares of Luminex common stock to the extent such distributions are made out of Luminex’ current or accumulated earnings and profits, as determined under United States federal income tax principles. Under current law “qualified dividend income” received by a non-corporate U.S. Holder prior to January 1, 2011 will be taxed at a maximum rate of 15% if certain conditions are satisfied. Distributions on shares of Luminex common stock to a U.S. Holder in excess of such earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis for such shares and, to the extent in excess of such adjusted basis, as capital gain. Dividends on shares of Luminex common stock received by corporate U.S. Holders generally should qualify for the dividends received deduction applicable to United States corporations.

Sale or Exchange of Shares of Luminex Common Stock

A U.S. Holder generally will recognize gain or loss on the sale or exchange of shares of Luminex common stock equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in its shares of Luminex common stock. Such gain or loss will generally be a capital gain or loss. Under current law, in the case of a non-corporate U.S. Holder, and as noted above, the maximum marginal United States federal income tax rate applicable to such gain realized prior to January 1, 2011 will generally be 15% if the U.S. Holder’s holding period for the shares of Luminex common stock exceeds one year. If the holding period for the shares of Luminex common stock does not exceed one year, normal marginal United States federal income tax rates apply. The deductibility of capital losses is subject to limitations.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the Arrangement, Shareholders will receive shares of Luminex common stock in exchange for their Shares and holders of Tm Options, Tm Warrants and Tm Convertible Securities will receive Shares of Luminex common stock upon the proper exercise of their securities. Luminex is incorporated under the Delaware General Corporation Law (“DGCL”) and, accordingly, is governed by Delaware law and the Luminex certificate of incorporation and by-laws. Tm is incorporated under the OBCA and, accordingly, is governed by Ontario law and the Tm articles of incorporation and by-laws.

Although the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of shareholders of a corporation incorporated under the OBCA, there are several differences.

The following is a summary of the material differences in the rights of holders of Shares and Luminex common stock. These differences arise from the differences between the DGCL and the OBCA and between the Tm articles of incorporation and by-laws and Luminex’ certificate of incorporation and by-laws. This summary is not intended to be complete and is qualified in its entirety by reference to the DGCL, the OBCA and the governing corporate instruments of Tm and Luminex. The summary of the OBCA below assumes the proclamation by the Lieutenant Governor of certain sections of Bill 152.

Authorized Capital Stock

Tm

The authorized share capital of the Corporation is comprised of an unlimited number of common shares and an unlimited number of preference shares. As of January 22, 2007, there were 49,672,723 common shares and no preference shares issued and outstanding.

Luminex

The authorized share capital of Luminex is comprised of 200,000,000 common shares and 500,000 shares of preferred stock. As of January 22, 2007, there were 32,476,521 common shares and no shares of preferred stock issued and outstanding.

Dividends

Tm

Directors may from time to time declare dividends payable to shareholders according to their respective rights and interest in the Corporation. Tm’s policy is to retain future earnings to finance the growth and development of the business.

Luminex

Subject to the preferential rights, if any, of the preferred stock, the holders of shares of common stock shall be entitled to receive, when and if declared by the board of directors, out of the assets of Luminex which are by law available therefore, dividends payable either in cash, in property or in shares of common stock or other securities of Luminex.

Sources of Dividends

Tm

Under the OBCA, dividends may be paid by issuing fully paid shares of the corporation or options or rights to acquire fully paid shares of the corporation or in money or property. Dividends cannot be paid if there are reasonable grounds for believing that, the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or the realizable value of the corporation’s assets would thereby be less than the aggregate of, its liabilities, and its stated capital of all classes.

Luminex

Dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or preceding fiscal year, except where capital is diminished to an amount less than the aggregate amount of capital represented by issued an outstanding stock having a preference on the distribution of assets.

Size of the Board of Directors

Tm

Tm’s articles provide that the number of directors of Tm shall consist of a minimum of 3 and a maximum of 10. The OBCA provides that any amendment to the articles of incorporation to increase or decrease the minimum or maximum number of directors requires the approval of the Corporation’s shareholders by special resolution.

Luminex

The DGCL provides that a corporation’s board must consist of one or more members and that the number of directors shall be fixed by, or in the manner provided in, the corporation’s by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation.

Luminex’ by-laws provide that the number of directors shall be no less than five and no greater than fifteen.

Classification of the Board of Directors

Tm

The board is not divided into classes

Luminex

The DGCL provides that the directors of a corporation may be divided into one, two or three classes and with staggered terms.

The directors, other than those who may be elected by the holders of the preferred stock or any series thereof, shall be classified, with respect to the time for which they severally hold office, into three classes. At each annual meeting of the stockholders of Luminex, the date of which shall be fixed by or pursuant to the by-laws of Luminex, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Citizenship and Residency of Directors

Tm

Under the OBCA, twenty-five percent of the directors of a corporation shall be resident Canadians, but where a corporation has less than four directors at least one director shall be a resident Canadian.

Luminex

The DGCL does not have director residency requirements comparable to the OBCA but permits a corporation to prescribe qualifications for directors under its certificate of incorporation or by-laws.

Removal of Directors

Tm

Under the OBCA, the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. Where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Luminex

The DGCL provides that each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal. Luminex’ director may be removed for cause by the affirmative vote of a majority of the share then entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

Tm

A vacancy among the directors may be filled at a meeting of the shareholders at which the director is removed. A quorum of directors may fill a vacancy among the directors, except a vacancy resulting from, an increase in the number of directors or in the maximum number of directors, as the case may be; or a failure to elect the number of directors required to be elected at any meeting of shareholders. If there is not a quorum of directors, or if there has been a failure to elect the required number of directors, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. Where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors and a vacancy occurs among those directors, the remaining directors elected by that class or series may fill the vacancy except a vacancy resulting from an increase in the number of directors for that class or series or from a failure to elect the number of directors for that class or series; or if there are no such remaining directors, any holder of shares of that class or series may call a meeting of the holders thereof for the purpose of filling the vacancy.

Luminex

Subject to the rights of holders of the preferred stock or any series thereof, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, or by a sole remaining director. Any director elected in accordance with the preceding sentence of this paragraph shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified.

Quorum of Directors

Tm

Under the Corporation’s by-laws, two-fifths of the number of directors constitutes a quorum for the transaction of business at any meeting of the directors.

Luminex

At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation.

Required Vote for Certain Transactions

Tm

Under the OBCA, certain extraordinary corporate actions, such as amalgamations, continuances and sales, leases, exchanges of all or substantially all the property of the corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if required by a court) arrangements, are required to be approved by special resolution. A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by shareholders who voted in respect of a resolution or signed by all the shareholders entitled to vote on the resolution.

Luminex

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation.

Call of a Special Meeting of Shareholders

Tm

Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders.

Luminex

Under the DGCL, a special meeting of stockholders may be called only by a corporation’s board of directors or such person or persons as may be authorized in the certificate of incorporation or by-laws.

Under Luminex’ by-laws, a special meeting may be called by the board of directors, the chairman of the board or the President of Luminex.

Quorum of Shareholders

Tm

Two persons present in person and each being entitled to vote at a meeting of the shareholders constitute a quorum for the transaction of business at any meeting of the shareholders under the by-laws of the Corporation.

Luminex

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation.

Notice of Meeting of Shareholders

Tm

Notice of the time and place of a meeting of shareholders shall be sent, in the case of an offering corporation, not less than twenty-one days and, in the case of any other corporation, not less than ten days, but, in either case, not more than fifty days, before the meeting.

Luminex

All notices of meetings of stockholders shall be in writing and shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, date, and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Place of Meetings of Shareholders

Tm

Under the by-laws of the Corporation, the annual meeting of the shareholders shall be held at the registered office of the Corporation or such other place at such time in each year as the directors may determine.

Luminex

The DGCL provides that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting stating, among other things, the place (if any), date and hour of the meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Record Date for Notice of Meetings of Shareholders

Tm

A record date fixed by the directors shall not precede by more than fifty days or by less than twenty-one days the date on which the meeting is to be held. Where no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be, (i) at the close of business on the day immediately preceding the day on which the notice is given, or (ii) if no notice is given, the day on which the meeting is held; and the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

Luminex

The DGCL provides that, for the purposes of determining the stockholders entitled to notice of and to vote at any stockholder meeting, the board of a corporation may fix a record date that does not precede the date upon which the resolution fixing the record date is adopted by the board and that is not more than 60 nor less than 10 days before the date of the meeting. The DGCL further provides that if no record date is fixed, the record date shall be the close of business on the day next preceding the date on which notice of the meeting is given.

Proxies

Tm

Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, as the shareholder’s nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. The proxy must be signed, in writing or by electronic signature, by the shareholder or an attorney who is authorized by a document that is signed in writing or by electronic signature; or if the shareholder is a body corporate, by an officer or attorney of the body corporate duly authorized.

Luminex

The DGCL provides that each stockholder entitled to vote at a stockholder meeting or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for the stockholder by proxy, but no proxy may be voted or acted upon after three years from its date unless the proxy provides for a longer period.

Amendment of Articles of Incorporation or Certificate of Incorporation

Tm

Under the OBCA, any amendment to a corporation’s articles of incorporation generally requires approval by special resolution. A corporation’s articles of incorporation may provide for a super majority to amend the articles of incorporation. The quorum for this purpose is one-third outstanding shares entitled to vote at the meeting.

Luminex

The DGCL provides that a corporation may amend its certificate of incorporation if its board has adopted a resolution setting forth the amendment proposed and declared its advisability, following which its stockholders adopt the amendment by the affirmative votes of a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment as a class. However, Article VII of Luminex’ certificate of incorporation requires a 75% vote for certain amendments.

Amendment of By-laws

Tm

Under the OBCA, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation and they must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal.

Luminex

The DGCL provides that the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, such power upon the board. Luminex’ certificate of incorporation confers such power.

Dissent or Dissenters’ Appraisal Rights

Tm

The OBCA provides that shareholders of a corporation entitled to vote on certain matters are entitled to exercise dissent rights and demand payment of the fair value of their shares. For this purpose, there is no distinction between listed and unlisted shares. Dissent rights exist when there is a vote upon matters such as:
•    any amalgamation with another corporation (other than with certain affiliated corporations);
•    an amendment to the corporation’s articles of incorporation to add, change or remove any provisions restricting the issue, transfer or ownership of shares;
•    an amendment to the corporation’s articles of incorporation to add, change or remove any restriction upon the business or businesses the corporation may carry on;
•    a continuance under the laws of another jurisdiction;
•    a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;
•    a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation.

However, a shareholder is not entitled to dissent if an amendment to the articles of incorporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Under the OBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

Luminex

The DGCL provides that a holder of shares of any class or series has the right, in certain circumstances, in connection with a merger or consolidation to demand payment in cash for the stockholder’s shares equal to the fair value of the holder’s shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or the dissenting shareholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•    shares of stock of the surviving corporation;
•    shares of stock of another corporation that are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;
•    cash in lieu of fractional shares of the stock described in the two preceding bullets; or
•    any combination of the above.

In addition, appraisal rights are not available to the holders of shares of the surviving corporation if the merger did not require a vote of the stockholders of the surviving corporation.

Oppression Remedy

Tm

Section 248 of the OBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon application of a complainant (as defined below) that:
•    any act or omission of the corporation or any of its affiliates effects or threatens to effect a result;
•    the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or
•    the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner;

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

A complainant includes a present or former shareholder, a present or former officer or director of the corporation or any of its affiliates, or any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect “reasonable expectations” of shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim costs of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint.

Luminex

The DGCL does not provide a similar remedy.

Shareholder Derivative Actions

Tm

Under the OBCA, a complainant may apply to the court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. However, no action may be brought and no intervention in an action may be made unless the complainant has given fourteen days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court and the court is satisfied that, the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; the complainant is acting in good faith; and it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

The court may at any time make any order it thinks fit including an order authorizing the complainant or any other person to control the conduct of the action; an order giving directions for the conduct of the action; an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary; and an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action.

Luminex

Under Delaware law, holders of Luminex common stock may bring derivative actions on behalf of, and for the benefit of, Luminex. The plaintiff in a derivative action on behalf of Luminex either must be or have been a stockholder of Luminex at the time the transaction of which the stockholder complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law. A stockholder may not sue derivatively on behalf of Luminex unless the stockholder first makes demand on Luminex that it bring suit and such demand is refused, unless it is shown that such a request would be futile.

Advance Notice Provisions for Shareholder Nominations and Proposals

Tm

Under the OBCA, a registered holder of shares entitled to vote at a meeting of shareholders may submit to the corporation notice of a proposal and discuss at the meeting any matter in respect of which the registered holder or beneficial owner would have been entitled to submit a proposal.

Where a corporation receives notice of a proposal and the corporation solicits proxies, it shall set out the proposal in the management information circular required by section 112 or attach the proposal thereto.

If so requested by the person who submits notice of a proposal, the corporation shall include in the management information circular or attach thereto a statement of not more than two hundred words in support of the proposal along with the name and address of the shareholder.

A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five percent of the shares or five percent of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented, but this subsection does not preclude nominations being made at a meeting of shareholders.

A corporation is not required to set out the proposal in the management information circular where, the proposal is not submitted to the corporation at least sixty days before the anniversary date of the last annual meeting, if the matter is proposed to be raised at an annual meeting, or at least sixty days before a meeting other than the annual meeting, if the matter is proposed to be raised at a meeting other than the annual meeting; it clearly appears that the proposal is submitted primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the corporation or any of its directors, officers or security holders, or for a purpose that is not related in any significant way to the business or affairs of the corporation; the corporation included a proposal in a management information circular relating to a meeting of shareholders held within two years preceding the receipt of the request, and the person failed to present the proposal, in person or by proxy, at the meeting; or substantially the same proposal was submitted to shareholders in a management information circular or a dissident’s information circular relating to a meeting of shareholders held within two years preceding the receipt of the person’s request and the proposal was defeated.

Where a corporation refuses to include a proposal in a management information circular, the corporation shall, within ten days after receiving the proposal, send notice to the person submitting the proposal of its intention to omit the proposal from the management information circular and send to the person a statement of the reasons for the refusal. However, upon the application of a shareholder aggrieved by a corporation’s refusal, the court may restrain the holding of the meeting to which the proposal is sought to be presented and make any further order it thinks fit.

Finally, the corporation or any person aggrieved by a proposal may apply to the court for an order permitting the corporation to omit the proposal from the management information circular, and the court may make such order as it thinks fit.

Luminex

Proposals for nominations of persons for election to the Board of Directors of Luminex and proposals of business to be transacted by the stockholders may be made at an annual meeting of stockholders (i) pursuant to Luminex’ notice with respect to such meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of Luminex who was a stockholder of record at the time of giving of the notice, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in the by-laws.

For nominations of persons for election as directors of Luminex or for other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of Luminex and such business must be a proper matter for stockholder action under the Delaware General Corporation Law. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of Luminex not less than 30 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is more than 30 days prior to or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 20th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the U.S. Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A)    The name and address of such stockholder, as they appear on Luminex’ books, and of such beneficial owner; and
(B)    The class and number of shares of capital stock of Luminex that are owned beneficially and of record by such stockholder and such beneficial owner.

Shareholder Action by Written Consent

Tm

A resolution in writing signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required by the OBCA to be dealt with at a meeting of shareholders, and signed by all the shareholders or their attorney authorized in writing entitled to vote at that meeting, satisfies all the requirements of the OBCA relating to that meeting of shareholders.

Luminex

The DGCL generally provides that unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Indemnification of Directors and Officers

Tm

A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigation action or proceeding of which the individual is involved because of that association with the corporation or other entity, he or she acted honestly and in good faith with a view to the best interests of the corporation; or as the case may be to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request, and, he or she had reasonable grounds for believing that his or her conduct was lawful. A corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above but the money must be repaid if the conditions are not met.

Luminex

The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (as well as any individual serving with another corporation in such capacity at the corporation’s request) against (i) all expenses (including attorneys’ fees) actually and reasonably incurred in defence or settlement of suits brought against them if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and (ii) except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them, if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. A corporation may not indemnify any such person against expenses to the extent that such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action is heard determines such person is fairly and reasonably entitled to indemnity. A corporation shall indemnify such person for expenses actually and reasonably incurred to the extent such person is successful on the merits or otherwise in defence of the action or matter at issue. In addition, the DGCL allows for the advancement of expenses incurred by an officer or director prior to the final disposition of an action, provided that, in the case of a current director or officer, such person undertakes to repay any such amount advanced if it is later determined that such person is not entitled to indemnification with regard to the action for which the expenses were advanced.

Director Liability

Tm

Under the OBCA, in exercising their powers and discharging their duties, directors and officers must act honestly and in good faith, with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the corporation’s articles, by-laws, resolutions or contracts can relieve a director or officer from the duty to act in accordance with the OBCA or relieve a director from breach thereof. However, a director will not be liable for breaching his or her duty to act in accordance with the OBCA if the director relied in good faith on:
•    financial statements represented to him by an officer or in a written report of the auditor to present fairly the financial position of the corporation in accordance with generally accepted accounting principles;
•    a report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by such person.
•    an interim or other financial report of the Corporation represented to him or her by an officer of the corporation to present fairly the financial position of the corporation in accordance with GAAP.
•    a report or advice of an officer or employee of the corporation where it is reasonable in the circumstances to rely on the report or advice.

Luminex

The articles of the corporation provide that except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of Luminex shall be personally liable to Luminex or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of Luminex for or with respect to any acts or omissions of such director occurring prior to such amendment.

Limitations on Director Liability

Tm

The OBCA does not permit any limitation of a director’s liability other than in connection with the adoption of a unanimous shareholder agreement that restricts certain powers of the directors.

Luminex

Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of Luminex shall be personally liable to Luminex or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of Luminex for or with respect to any acts or omissions of such director occurring prior to such amendment.

Anti-Take-Over Provisions and Interested Shareholders

Tm

Rules or policies of certain Canadian securities regulatory authorities including Rule 61-501 of the Ontario Securities Commission (“OSC”) contain requirements in connection with “related party transactions.” A related party transaction means, generally any transaction by which an issuer, directly or indirectly consummates one or more specified transactions with a related party including purchasing or disposing of an asset, issuing securities and assuming liabilities. A “related party” is defined in OSC Rule 61-501 and includes directors and senior officers of the issuer and holders of voting securities carrying, whether alone or in concert, more than 10% of the voting rights attaching to all issued and outstanding voting securities of the issuer or of a sufficient number of any securities of the issuer to materially affect voting control of the issuer.

OSC Rule 61-501 requires more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non-cash becomes consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy material. OSC Rule 61-501 also requires that, subject to certain exceptions, an issuer will not engage in a related party transaction unless the approval of disinterested shareholders for the transaction has been obtained.

Luminex

Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the time that the person became and interested stockholder unless:

•    prior to that time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•    upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock of the corporation, as defined in Section 203; or
•    at or subsequent to that time, the business combination is approved by both the corporation’s board of directors and, at an annual or special meeting, by holder of at least 66 2⁄3% of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder.

For these purposes, “business combination” includes mergers, asset sales and other similar transactions with an “interested stockholder”. An interested stockholder is a person who (1) owns 15% or more of the corporation’s voting stock, or (ii) is an affiliate or associate of the corporation and owned 15% or more of the corporation’s voting stock within the past three years, together with such persons affiliates and associates.

Shareholder Rights Plan

Tm

Tm does not have a shareholder rights plan.

Luminex

On June 20, 2001, the Luminex Board of Directors declared a dividend of one right for each outstanding share of Luminex common stock to stockholders of record at the close of business on July 2, 2001. Each right entitles the registered holder to purchase from Luminex a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, at a purchase price of $100 per fractional share, subject to adjustment. The rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 20% or more of common stock. The rights expire on June 20, 2011.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The following table sets forth the high and low sale prices of shares of Luminex common stock and Shares (in United States dollars) as reported on the Nasdaq Stock Market and the TSX. Neither company paid any cash dividends during the periods indicated.

	Luminex Common Stock		Tm Common Shares(1)
	High	Low	High	Low
Fourth Quarter 2004	9.92	6.62	2.08	0.88
First Quarter 2005	9.08	7.05	2.04	1.38
Second Quarter 2005	10.07	7.15	1.70	1.11
Third Quarter 2005	11.05	8.85	1.91	1.56
Fourth Quarter 2005	12.14	8.95	2.13	1.36
First Quarter 2006	15.48	11.55	1.69	1.19
Second Quarter 2006	18.03	12.83	1.32	0.86
July 2006	18.16	14.41	1.15	0.93
August 2006	19.75	15.56	0.98	0.48
September 2006	20.19	17.49	0.85	0.56
October 2006	20.75	15.45	0.72	0.57
November 2006	16.25	11.82	0.87	0.54
December 2006	13.92	12.16	0.76	0.49
January 2007 as at January 22, 2007	13.82	12.08	0.81	0.70

(1)    Share prices have been converted to United Sates dollars using the Bank of Canada noon rate on January 22, 2007 of CAD $1.1759 for each United States dollar.

The market price of shares of Luminex common stock and Shares will fluctuate between the date of this Circular and the completion of the transaction. No assurance can be given concerning the market price of shares of Luminex common stock before or after the completion of the transaction. Shareholders are advised to obtain current market quotations for shares of Luminex common stock and Shares.

The timing and amount of future dividends of the combined company will depend upon earnings, cash requirements, the financial condition of the combined company and its subsidiaries and other factors deemed relevant by the board of directors of the combined company.

COMPILATION REPORT ON PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

To the Boards of Directors

Luminex Corporation and Tm Bioscience Corporation

We have read the accompanying unaudited pro forma condensed combined balance sheet of Luminex Corporation (“Luminex”) at September 30, 2006 and unaudited pro forma condensed combined statements of operations for the nine month period ended September 30, 2006 and for the year ended December 31, 2005, and have performed the following procedures:

1.
Compared the figures in the columns captioned “Luminex at September 30, 2006” and columns captioned “Luminex Nine Months ended September 30, 2006” to the 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) (unaudited condensed consolidated financial statements of Luminex at September 30, 2006 and for the nine months then ended), and the column captioned “Luminex for Year ended December 31, 2005” to the 10-K filed with the SEC (audited consolidated financial statements of Luminex for the year ended December 31, 2005), and found them to be in agreement.

2.
Compared the figures in the column captioned “Tm at September 30, 2006” to the column captioned “Adjusted” in the table captioned “Tm Bioscience Corporation Condensed Consolidated Balance Sheet September 30, 2006” in Note 5 of the notes to unaudited pro forma condensed combined financial statements, and found them to be in agreement.

3.       In respect of the table in Note 5 we:

a.
Compared the figures in the column captioned “Canadian GAAP” to the balance sheet from the Third Quarter Report filed with the system for electronic document analysis and retrieval (“SEDAR”) (unaudited consolidated financial statements of Tm Bioscience Corporation (“Tm”) at September 30, 2006), and found them to be in agreement. Amounts included in the Third Quarter Report filed with SEDAR were converted from Canadian dollars to United States dollars.

b.	Recalculated the amounts in the column captioned “Adjusted” and found them to be arithmetically correct.

4.
Compared the figures in the column captioned “Tm for Year ended December 31, 2005” to the column captioned “Adjusted” in the table captioned “Tm Bioscience Corporation Condensed Consolidated Statement of Operations Year Ended December 31, 2005” in Note 6 of the notes to unaudited pro forma condensed combined financial statements, and found them to be in agreement.

5.	In respect of the table in Note 6 captioned “Tm Bioscience Corporation Condensed Consolidated Statement of Operations Year ended December 31, 2005” we:

a.
Compared the figures in the column captioned “Canadian GAAP” in the statement of operations to the 2005 Annual Report filed with SEDAR (audited consolidated financial statements of Tm at December 31, 2005), and found them to be in agreement. Amounts included in the 2005 Annual Report filed with SEDAR were converted from Canadian dollars to United States dollars.

b.	Recalculated the amounts in the column captioned “Adjusted” and found them to be arithmetically correct.

6.
Compared the figures in column captioned “Tm for Nine Months Ended September 30, 2006” to the column captioned “Adjusted” in the table captioned “Tm Bioscience Corporation Condensed Consolidated Statement of Operations Nine Months ended September 30, 2006” in Note 6 of the notes to unaudited pro forma condensed combined financial statements, and found them to be in agreement.

7.	In respect of the table in Note 6 captioned “Tm Bioscience Corporation Condensed Consolidated Statement of Operations Nine Months ended September 30, 2006” we:

   a.      Compared the figures in the column captioned “Canadian GAAP” in the statement of operations to the Third Quarter Report filed with SEDAR (unaudited consolidated financial statements of Tm at

        September 30, 2006), and found them to be in agreement. Amounts included in the Third Quarter Report filed with SEDAR were converted from Canadian dollars to United States dollars.

b.     Recalculated the amounts in the column captioned “Adjusted” and found them to be arithmetically correct.

8.	Made inquiries of certain officials of Luminex and Tm who have responsibility for financial and accounting matters about:

a.     the basis for determination of the pro forma adjustments; and

b.	whether the pro forma condensed combined financial statements comply as to form in all material respect with Canadian securities legislation.

The officials:

a.     described to us the basis for determination of the pro forma adjustments; and

b.	stated that the pro forma condensed combined financial statements comply as to form in all material respects with Canadian securities legislation.

9.	Read the notes to pro forma condensed combined financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

10.
Recalculated the application of the pro forma adjustments to (i) the aggregate of the amounts captioned “Luminex at September 30, 2006” and “Tm at September 30, 2006” contained in the pro forma condensed combined balance sheet at September 30, 2006, (ii) the aggregate of the amounts captioned “Luminex for Nine Months ended September 30, 2006” and “Tm for Nine Months ended September 30, 2006” contained in the pro forma condensed combined statement of operations for the nine months ended September 30, 2006 and (iii) the aggregate of the amounts captioned “Luminex for Year ended December 31, 2005” and “Tm for Year ended December 31, 2005” contained in the condensed combined statement of operations for the year ended December 31, 2005, and found the amounts in the columns captioned “Pro Forma Combined” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statements.

Austin, Texas	Ernst & Young
January 23, 2007	(Signed) Ernst & Young

Comments to United States Readers on Differences between Canadian and United States Reporting Standards

The above compilation report is provided solely to comply with the applicable requirements of Canadian securities laws. The Canadian auditing standards specify the procedures that should be performed which are outlined in the report. These procedures would not be sufficient to allow for an expression of opinion under the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). The procedures that would be performed to allow for an expression of an opinion under the standards of the PCAOB would be more extensive and greater in scope than that required by the Canadian auditing standards. Accordingly, no such opinion is expressed on the pro forma information under the standards of the PCAOB.

Austin, Texas	Ernst & Young
January 23, 2007	(Signed) Ernst & Young

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined balance sheet as of September 30, 2006 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 and the nine months ended September 30, 2006 are based on the historical financial statements of Luminex and Tm after giving effect to the Arrangement and the assumptions and adjustments described in the accompanying notes to unaudited pro forma condensed combined financial statements.

The pro forma information is preliminary, is being furnished solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. It does not reflect cost savings, operating synergies or revenue enhancements expected to result from the Arrangement or the costs to achieve these cost savings, operating synergies and revenue enhancements.

Pro forma adjustments reflect the estimated total consideration necessary to complete the Arrangement and the related transactions, which is estimated to be approximately 3.0 million shares of Luminex common stock, based on the estimated number of Shares outstanding on December 14, 2006. Pro forma adjustments also reflect the reclassification of certain of Tm’s debts to current liabilities, the write offs of other related deferred costs and elimination of related receivables, payables, revenue and expense between the two companies. These pro forma adjustments and the allocation of the consideration are preliminary and are based on Luminex management’s estimates.

The allocation of the purchase price will be completed after Luminex has finalized the valuation of Tm’s assets and liabilities. A determination of these fair values cannot be made prior to the completion of the Arrangement. The final valuation will be based on the actual net tangible and intangible assets of Tm that exist as of the closing date of the Arrangement. Amounts recorded in connection with the final purchase price allocation may differ significantly from the information contained in these unaudited pro forma condensed combined financial statements. In addition, the Luminex share price and the actual number of Luminex shares issued will not be known until the closing date and may differ materially based on changes in share price and Tm stock activity through the closing date.

The unaudited pro forma condensed combined balance sheet is presented as if the Arrangement had been completed on September 30, 2006, the last day of Luminex’ third quarter and combines the historical unaudited consolidated balance sheet of Luminex and Tm at September 30, 2006.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2006 are presented as if the Arrangement had been completed on January 1, 2005, the first day of Luminex’ fiscal 2005. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 combines the historical results of Luminex and Tm for the year ended December 31, 2005. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2006 combines the historical unaudited results of Luminex and Tm for the nine months ended September 30, 2006. Tm’s historical consolidated financial statements were prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Luminex consolidated financial statements were prepared in accordance with U.S. GAAP. As described in Notes 5 and 6 to these unaudited pro forma condensed combined financial statements, Tm’s historical consolidated financial statements have been reconciled to U.S. GAAP to conform to Luminex’ presentation under U.S. GAAP.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of Luminex and Tm incorporated by reference in this Circular.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the Arrangement been completed as of the dates presented and should not be considered as indicative of the future expected consolidated results of operations of financial condition of the combined company.

LUMINEX CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
at September 30, 2006
U.S. GAAP (U.S. dollars, in thousands)

	Luminex at	Tm at	Pro Forma		Pro Forma
	September 30, 2006	September 30, 2006	Adjustments		Combined
ASSETS
Current assets:
Cash and cash equivalents	$24,886	$4,223	$-		$29,109
Short-term investments	11,181	31	-		11,212
Accounts receivable, net	8,296	2,460	(492)	(2)	10,264
Inventories, net	4,461	3,215	(1,210)	(2)	6,466
Prepaids and other	1,196	260	(12)	(2)	1,444
Total current assets	50,020	10,189	(1,714)		58,495
Property and equipment, net	3,418	4,446	(733)	(2)	7,131
Intangible assets, net	792	2,300	-		3,092
Long-term investments	7,641	-	-		7,641
Goodwill	-	-	57,214	(2)	57,214
Deferred financing costs	-	774	(774)	(3)	-
Other	1,104	-	-		1,104
Total assets	$62,975	$17,709	$53,993		$134,677

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$4,665	$7,040	$6,543	(2)	$18,248
Deferred revenue	2,305	140	(75)	(2)	2,369
Current portion of long-term debt	-	9,124	3,920	(3)	13,044
Other	-	42	-		42
Total current liabilities	6,970	16,345	10,388		33,703
Long-term debt	-	6,739	(3,545)	(3)	3,194
Deferred revenue and other	4,264	716	(14)	(2)	4,967
Total liabilities	11,234	23,801	6,829		41,864
Stockholders’ equity:
Common stock	32	60,033	(60,030)	(1)(2)	35
Additional paid-in capital	137,318	7,557	35,109	(1)(2)	179,984
Accumulated other comprehensive income	44	-	-		44
Accumulated deficit	(85,653)	(73,682)	72,085	(1)(2)(3)	(87,250)
Total stockholders’ equity	51,741	(6,092)	47,164		92,813
Total liabilities & stockholders’ equity	$62,975	$17,709	$53,993		$134,677

See the accompanying notes which are an integral part of these proforma condensed combined financial statements.

LUMINEX CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005
U.S. GAAP (U.S. dollars, in thousands)

	Luminex for	Tm for
	Year Ended	Year Ended	Pro Forma		Pro Forma
	December 31, 2005	December 31, 2005	Adjustments		Combined
Revenue	$42,313	$6,584	$(3,010)	(1)(2)	$45,887
Cost of revenue	19,992	3,678	(1,510)	(3)(4)(5)(6)	22,160
Gross profit	22,321	2,907	(1,500)		23,728
Operating expenses:
Research and development	5,600	3,156	-		8,756
Selling, general and administrative	20,217	9,162	(67)	(6)	29,312
Total operating expenses	25,817	12,319	(67)		38,069
Loss from operations	(3,496)	(9,412)	(1,433)		(14,341)
Interest expense from long-term debt	-	(2,493)	-		(2,493)
Other income (expense), net	1,174	(296)	-		878
Settlement of litigation	(322)	-	-		(322)
Income taxes	(22)	(70)	-		(92)
Net loss	$(2,666)	$(12,271)	$(1,433)		$(16,370)
Net loss per share, basic and diluted	$(0.09)	$(0.30)			$(0.48)
Shares used in per share calculation, basic and diluted	30,990	40,645			33,970

See the accompanying notes which are an integral part of these proforma condensed combined financial statements.

LUMINEX CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2006
U.S. GAAP (U.S. dollars, in thousands)

	Luminex for	Tm for
	Nine Months Ended	Nine Months Ended	Pro Forma		Pro Forma
	September 30, 2006	September 30, 2006	Adjustments		Combined
Revenue	$38,779	$7,726	$(2,813)	(1)(2)	$43,692
Cost of revenue	15,077	4,708	(1,456)	(3)(4)(5)(6)(7)(8)	18,329
Gross profit	23,702	3,018	(1,357)		25,363
Operating expenses:
Research and development. . . .	6,335	6,491	(21)	(6)(7)	12,805
Selling, general and administrative	17,956	11,013	(309)	(6)(7)(8)	28,660
Total operating expenses	24,291	17,504	(330)		41,465
Loss from operations	(589)	(14,486)	(1,027)		(16,102)
Interest expense from long-term debt	-	(2,287)	-		(2,287)
Other income, net	1,511	42	-		1,553
Income taxes	(14)	(24)	-		(38)
Net income (loss)	$908	$(16,755)	$(1,027)		$(16,874)
Net income (loss) per share:
Basic	$0.03	$(0.35)			$(0.49)
Diluted	$0.03	$(0.35)			$(0.49)
Shares used per share calculation:
Basic	31,358	47,715			34,338
Diluted	32,682	47,715			34,338

See the accompanying notes which are an integral part of these proforma condensed combined financial statements.

LUMINEX CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

The unaudited pro forma condensed combined balance sheet as of September 30, 2006 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 are based on the historical financial statements of Luminex and Tm after giving effect to the Arrangement and the assumptions and adjustments described in the accompanying notes to unaudited pro forma condensed combined financial statements.

The pro forma information is preliminary, is being furnished solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. It does not reflect cost savings, operation synergies or revenue enhancements expected to result from the Arrangement or the costs to achieve these cost savings, operating synergies and revenue enhancements.

The allocation of the purchase price will be completed after Luminex has finalized the valuation of Tm’s assets and liabilities. A determination of these fair values cannot be made prior to the completion of the Arrangement. The final valuation will be based on the actual net tangible and intangible assets of Tm that exist as of the closing date of the Arrangement. Amounts recorded in connection with the final purchase price allocation may differ significantly from the information contained in these unaudited pro forma condensed combined financial statements. In addition, the Luminex share price and the actual number of Luminex shares issued will not be known until the closing date and may differ materially based on changes in share price and Tm stock activity through the closing date.

The unaudited pro forma condensed combined balance sheet is presented as if the Arrangement had been completed on September 30, 2006, the last day of Luminex’ third quarter and combines the historical unaudited consolidated balance sheet of Luminex and Tm at September 30, 2006.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2006 are presented as if the Arrangement had been completed on January 1, 2005, the first day of Luminex’ fiscal 2005. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 combines the historical results of Luminex and Tm for the year ended December 31, 2005. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2006 combines the historical unaudited results of Luminex and Tm for the nine months ended September 30, 2006. Tm’s historical consolidated financial statements were prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Luminex consolidated financial statements were prepared in accordance with U.S. GAAP. As described in Notes 5 and 6 to these unaudited pro forma condensed combined financial statements, Tm’s historical consolidated financial statements have been reconciled to U.S. GAAP to conform to Luminex’ presentation under U.S. GAAP. Unless stated otherwise, all dollar amounts are presented in U.S. dollars.

2.     THE ARRANGEMENT

On December 14, 2006, Luminex and Tm entered into the Merger Agreement pursuant to which Luminex agreed to acquire all of the outstanding Shares (other than those held by Shareholders who properly exercise their dissent rights and are entitled to be paid the fair value of their Shares), subject to, among other things, (i) the approval of the Arrangement Resolution by Tm securityholders, and (ii) the approval of the plan of arrangement by the Ontario Superior Court of Justice. Pursuant to the Arrangement, Shareholders will receive for each share held, 0.060 of a share of Luminex common stock.

All outstanding Tm Options and Tm Warrants will be exchanged for Luminex Options and Luminex Warrants, as applicable, to purchase a number of shares of Luminex common stock equal to the product of the 0.060 exchange ratio multiplied by the number of Shares subject to the Tm Option or Tm Warrant, rounded down to the next whole number of shares of Luminex common stock.

The acquisition will be accounted for under the purchase method of accounting.

The following table summarized the components of the estimated total consideration determined for accounting purposes of these pro forma condensed combined financial statements (in thousands):

Value
3.0 million shares of Luminex common stock to be issued for Shares(1)	$39,490
Estimated fair value of stock options and warrants to be exchanged(2)	3,823
Unvested portion of the fair value of stock options to be exchanged(2)	(644)
Estimated direct transaction costs(3)	7,000
Estimated total purchase price	$49,669

(1)
The stock portion is the product of 0.060, the approximately 49.7 million Shares estimated to be outstanding as of December 14, 2006 and a per share value of Luminex common stock of $13.25. The Luminex share value used is the closing price of the Luminex common stock on December 14, 2006, the last trading day prior to the announcement of the Arrangement. The Luminex share price and the actual number of Luminex shares issued will not be known until the closing date and may differ materially based on changes in share price and Tm stock activity through the closing date.

(2)
This is based on the estimated 3.9 million Shares subject to outstanding Tm Options and 7.6 million Shares subject to outstanding Tm Warrants as of December 14, 2006. Luminex expects to issue stock options for approximately 236,000 shares of common stock and warrants for approximately 458,000 shares of common stock in exchange for Tm’s comparable outstanding stock awards using the exchange ratio of 0.060. The estimated fair value of Luminex’ replacement options and warrants is calculated using a Black-Scholes model. In accordance with FAS123R, the portion of the estimated fair value of unvested Tm Options related to future service ($644,000) is deducted from the purchase price consideration and will be recognized as compensation expense over those awards’ remaining vesting period. These fair values could materially change based on Tm Option and Tm Warrant activities through the closing date and changes in the price of both Luminex’ and Tm’s common stock. Accordingly, the fair value allocation and the stock-based compensation charges reflected in these pro forma condensed combined financial statements could differ materially from amounts ultimately recorded as of the closing date and the associated amortization of stock-based compensation.

(3)
Estimated direct transaction costs of approximately $7.0 million consist of investment banking fees, legal and accounting fees and other external costs directly related to the Arrangement and related transactions.

Luminex has not yet determined the fair value of the tangible and identifiable assets to be acquired and liabilities to be assumed in the Arrangement; therefore, the estimated consideration has been allocated to the current book value of the assets and liabilities as adjusted for receivables, payables and other related balances between the two companies in the accompanying unaudited pro forma condensed combined financial statements. Luminex management continues to review characteristics and useful lives of Tm’s tangible and intangible assets to be acquired, which could result in significantly different depreciation and amortization expense and could affect the allocation between recorded goodwill and other tangible and intangible assets. The excess of the purchase price over the book value, as adjusted, of net tangible and identifiable intangible assets to be acquired and liabilities to be assumed has been allocated to goodwill.

The preliminary allocation of the purchase consideration, which is subject to change based on a final valuation of the assets acquired and liabilities assumed as of the closing date, will be finalized upon the completion of the Arrangement. The final valuation may be significantly different from the preliminary allocation presented below (in thousands):

Book value of Tm net assets acquired as of September 30, 2006, excluding items listed below	(8,577)
Accounts receivable, net	2,448
Inventories, net	2,005
Prepaids and other	248
Property and equipment, net	3,713
Accounts payable and accrued liabilities	(6,595)
Deferred revenue, current	(85)
Deferred revenue, long-term	(702)
Goodwill	57,214
Estimated total purchase price	$49,669

Accounts receivable, net - This amount represents the book value of Tm’s accounts receivable, net as of September 30, 2006 reduced by $12 for the balance of Tm’s receivable from Luminex at that date.

Inventories, net - This amount represents the book value of Tm’s inventories, net as of September 30, 2006 reduced by $1,210 to remove the margin included for inventory purchased from Luminex held at that date.

Prepaids and other - This amount represents the book value of Tm’s prepaid and other assets as of September 30, 2006 reduced by $12 for the balance of a prepayment received from Luminex at that date.

Property and equipment, net - This amount represents the book value of Tm’s property and equipment, net as of September 30, 2006 reduced by $733 to remove the margin included with assets purchased from Luminex held at that date.

Accounts payable and accrued liabilities - This amount represents the book value of Tm’s accounts payable and accrued liabilities as of September 30, 2006 reduced by $445 for the balance of Tm’s payable to Luminex at that date.

Deferred revenue, current - This amount represents the book value of Tm’s current deferred revenue as of September 30, 2006 reduced by $55 for the balance of Tm’s current deferred revenue from Luminex at that date.

Deferred revenue, long-term - This amount represents the book value of Tm’s long-term deferred revenue as of September 30, 2006 reduced by $14 for the balance of Tm’s long-term deferred revenue from Luminex at that date.

Goodwill - Goodwill represents the excess of the estimated purchase price over the book value, as adjusted, of net tangible and identifiable intangible assets to be acquired and liabilities to be assumed. Goodwill is not amortized but rather is tested for impairment at least annually. In the event that Luminex determines that the value of goodwill has become impaired, Luminex will incur a charge for the amount of impairment during the quarter in which such determination is made.

Pre-acquisition contingencies - Luminex has currently not identified any pre-acquisition contingencies. If Luminex identifies a material pre-acquisition contingency during the purchase price allocation period, which is generally up to one year after the closing of the Arrangement, Luminex will attempt to determine its fair value and include it in the purchase price allocation. If, as of the end of the purchase price allocation period, Luminex is unable to determine its fair value, Luminex will apply FASB Statement No. 5, Accounting for Contingencies, and the amount, if any, determined by applying Statement 5 to such item will be included in the purchase price allocation.

3.     PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined balance sheet gives effect to the Arrangement described in Note 2, as if it had occurred on September 30, 2006. The unaudited pro forma condensed combined statements of operations give effect to the Arrangement as if it had occurred on January 1, 2005, the first day of Luminex’ fiscal year ended December 31, 2005. The unaudited pro forma condensed combined statements of operations do not include any non-recurring charges that will arise as a result of the Arrangement described in Note 2.

Explanations of the adjustments to the unaudited pro forma condensed combined balance sheet as of September 30, 2006 are as follows (in thousands):

(1)    To eliminate Tm’s shareholders’ equity.

Line Item	Increase (Decrease)
Common stock	(60,033)
Additional paid-in capital	(7,557)
Accumulated deficit	73,682

(2)    To record the purchase consideration. Fair market value has not yet been established for Tm’s net assets, so all are recorded at book value less related balances between the two entities with the residual purchase price allocated to goodwill.

Increase
Line Item	(Decrease)
Accounts receivable, net	(492)
Inventories, net	(1,210)
Prepaids and other	(12)
Property and equipment, net	(733)
Goodwill	57,214
Accounts payable and accrued liabilities, to remove related balances and accrue for the estimated direct acquisition costs not already recorded	6,543
Deferred revenue, current	(75)
Deferred revenue, long-term	(14)
Common stock, par value for the 3.0 million Luminex common shares	3
Additional paid-in capital, for the 3.0 million Luminex common shares	39,487
Additional paid-in capital, for the estimated fair value of the replacement Luminex stock options and warrants - vested portion	3,179
Accumulated deficit, for adjustments of Luminex net assets related to Tm	(448)

(3)    To reclassify Tm debt to current debt at full value and write-off deferred financing costs as the acquisition is an event of default on a portion of Tm’s debt. It is the intent of Luminex to retire the majority of the outstanding debt in accordance with the terms and conditions of the underlying instruments, however, under Canadian pro forma rules, this cannot be reflected in the adjustments.

Line Item	Increase (Decrease)
Deferred financing costs	(774)
Current portion of long-term debt	3,920
Long-term debt	(3,545)
Accumulated deficit	(1,149)

Explanations of the adjustment to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 are as follows (in thousands):

(1)    To eliminate Luminex’ product and royalty revenue received from Tm.

Increase
Line Item	(Decrease)
Revenue	(2,915)

(2)     To eliminate Tm’s revenue received from Luminex.

Increase
Line Item	(Decrease)
Revenue	(95)

(3)	To eliminate Tm’s cost of revenue due to purchase of products from Luminex.

Increase
Line Item	(Decrease)
Cost of revenue	(1,070)

(4)	To eliminate Tm’s expense from payment of royalties to Luminex.

Increase
Line Item	(Decrease)
Cost of revenue	(330)

(5)	To eliminate Luminex’ expense from payment of royalties to Tm.

Increase
Line Item	(Decrease)
Cost of revenue	(43)

(6)	To eliminate excess depreciation expense for Tm due to margin on purchase of instruments from Luminex which are held as Tm assets.

Increase
Line Item	(Decrease)
Cost of revenue	(67)
Selling, general and administrative	(67)

Explanations of the adjustments to the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2006 are as follows (in thousands):

(1)    To eliminate Luminex’ product and royalty revenue received from Tm.

Increase
Line Item	(Decrease)
Revenue	(2,737)

(2)	To eliminate Tm’s revenue received from Luminex.

Increase
Line Item	(Decrease)
Revenue	(76)

(3)	To eliminate Tm’s cost of revenue due to purchase of products from Luminex.

Increase
Line Item	(Decrease)
Cost of revenue	(866)

(4)	To eliminate Tm’s expense from payment of royalties to Luminex.

Increase
Line Item	(Decrease)
Cost of revenue	(506)

(5)	To eliminate Luminex’ expense from payment of royalties to Tm.

Increase
Line Item	(Decrease)
Cost of revenue	(35)

(6)	To eliminate Tm’s stock-based compensation expense.

Increase
Line Item	(Decrease)
Cost of revenue	(6)
Research and development	(27)
Selling, general and administrative	(316)

(7)	To record the stock-based compensation expense for Luminex’ replacement stock options and warrants.

Increase
Line Item	(Decrease)
Cost of revenue	1
Research and development	6
Selling, general and administrative	74

(8)	To eliminate excess depreciation expense for Tm due to margin on purchase of instruments from Luminex which are held as Tm assets.

Increase
Line Item	(Decrease)
Cost of revenue	(44)
Selling, general and administrative	(67)

4.    UNAUDITED PRO FORMA LOSS PER SHARE

The following table sets forth the computation of shares used in deriving the unaudited pro forma basic and diluted net loss per share (in thousands):

	Weighted Average Shares
	Nine Months Ended	Year Ended
	September 30, 2006	December 31, 2005
Historical Luminex basic, as reported	31,358	30,990
Incremental estimated shares issued in the
Arrangement	2,980	2,980
Pro forma combined basic	34,338	33,970
Historical Luminex diluted, as reported	32,682
Anti-dilutive effect of options due to net loss	(1,324)
Incremental estimated shares issued in the Arrangement	2,980
Pro forma combined diluted	34,338	33,970

Restricted stock awards (RSAs), stock options and warrants to acquire 1.6 million and 1.7 million shares for the nine months ended September 30, 2006 and year ended December 31, 2005, respectively, were excluded from the computations of diluted EPS because the effect of including the RSAs, stock options and warrants would have been anti-dilutive.

5.    BALANCE SHEET INFORMATION RELATING TO TM
Tm BIOSCIENCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars, in thousands)

	September 30, 2006
	Canadian	U.S. GAAP
	GAAP	Adjustments		Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$4,223	$-		$4,223
Short-term investments	31	-		31
Accounts receivable, net	2,460	-		2,460
Inventories, net	3,215	-		3,215
Prepaids and other	260	-		260
Total current assets	10,189	-		10,189
Property and equipment, net	4,446	-		4,446
Intangible assets, net	5,504	(3,205)	(1)	2,300
Deferred financing costs	713	61	(2)	774
Other	923	(923)	(3)(4)	-
Total assets	$21,775	$(4,066)		$17,709
LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$7,040	$-		$7,040
Deferred revenue	140	-		140
Current portion of long-term debt	8,055	1,069	(2)(5)	9,124
Other	42	-		42
Total current liabilities	15,276	1,069		16,345
Long-term debt	7,030	(290)	(2)(3)	6,739
Deferred revenue and other	716	-		716
Total liabilities	23,022	779		23,801
Stockholders’ equity:
Common stock	60,044	(11)	(7)	60,033
Additional paid-in capital	9,886	(2,329)	(2)(4)(5)(6)(7)	7,557
Accumulated deficit	(71,177)	(2,505)	(1)(2)(6)(7)	(73,682)
Total stockholders’ equity	(1,247)	(4,845)		(6,092)
Total liabilities & stockholders’ equity	$21,775	$(4,066)		$17,709

          Notes
         (1)    To write off the unamortized portion of purchased in-process research and development that was capitalized as an intangible under Canadian GAAP but is expensed under U.S. GAAP.

Increase
Line Item	(Decrease)
Intangible assets (net)	(3,205)
Accumulated deficit	(3,205)

(2)
To record the convertible debenture at fair value using the election made by Tm under FAS 155 and subsequent entries relating to interest accretion, foreign exchange and the change in fair value of convertible debenture. Under Canadian GAAP, the debenture is measured at cost and a portion of the debenture relating to the conversion feature was recorded in shareholders equity.

Increase
Line Item	(Decrease)
Deferred financing costs	61
Current portion of long-term debt	1,031
Long-term debt	(248)
Additional paid-in capital	(649)
Accumulated deficit	(73)

Also to allocate proceeds between debt and warrants issued with the convertible debenture on a relative fair value basis. A residual method was used under Canadian GAAP.

Increase
Line Item	(Decrease)
Long-term debt	(6)
Additional paid-in capital	6

(3)
To allocate the proceeds from Technology Partnerships Canada (“TPC”, a Canadian Government program) between debt and warrants issued on a relative fair value basis. A residual value method was used for Canadian GAAP.

Increase
Line Item	(Decrease)
Other	(36)
Long-term debt	(36)

(4)	To reclassify contingently returnable warrants in relation to the TPC program against additional paid-in capital in accordance with EITF 85-1.

Increase
Line Item	(Decrease)
Other	(887)
Additional paid-in capital	(887)

(5)	To allocate proceeds from a 2006 debenture on a relative fair value basis between warrants and debt. A residual value method was used for Canadian GAAP.

Increase
Line Item	(Decrease)
Current portion of long-term debt	38
Additional paid-in capital	(38)

(6)
To allocate proceeds from a 2004 debenture (which was repaid in 2005) on a relative fair value basis between warrants and debt. A residual value method was used for Canadian GAAP. Also to adjust for interest accretion relating to the debenture.

Increase
Line Item	(Decrease)
Additional paid-in capital	(256)
Accumulated deficit	256

(7)      Under Canadian GAAP, the Company prospectively accounted for stock based compensation at fair value starting January 1, 2003. On January 1, 2006, Tm adopted FAS 123(R) using a modified prospective transition method for U.S. GAAP resulting in additional stock-based compensation expense in 2006 (i.e. compensation expense related to stock options issued pre-2003 which vested in 2006). In addition, prior to the adoption of fair value measurement for non-employee stock based compensation under Canadian GAAP, Tm issued options to non-employee consultants which have been recognized at fair value under U.S. GAAP in accordance with EITF 96-18.

Increase
Line Item	(Decrease)
Capital stock	(11)
Additional paid-in capital	(505)
Accumulated deficit	516

6.    STATEMENTS OF OPERATIONS INFORMATION RELATING TO TM

Tm BIOSCIENCE CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars, in thousands)

	Year Ended December 31, 2005
	Canadian	U.S. GAAP
	GAAP	Adjustments		Adjusted
Revenue	$6,584	$-		$6,584
Cost of revenue	3,695	(17)	(3)	3,678
Gross profit	2,889	17		2,907
Operating expenses:
Research and development	3,235	(78)	(3)	3,156
Selling, general and administrative	9,421	(259)	(3)	9,162
Total operating expenses	12,656	(337)		12,319
Loss from operations	(9,766)	354		(9,412)
Interest Expense from long-term debt	(2,846)	353	(1)(2)	(2,493)
Other expense, net	(331)	35	(1)(4)	(296)
Income taxes	(70)	-		(70)
Net loss	$(13,014)	$742		$(12,271)

Notes

(1)    To adjust interest accretion for the allocation of proceeds from a 2004 debenture (which was repaid in 2005) on a relative fair value basis between warrants and debt. A residual value method was used for Canadian GAAP.

Increase
Line Item	(Decrease)
Interest expense from long-term debt	154
Other expense, net	48

(2)
To record the convertible debenture at fair value using the election made by Tm under FAS 155 and subsequent entries relating to interest accretion, foreign exchange and the change in fair value of convertible debenture.

Increase
Line Item	(Decrease)
Interest expense from long-term debt	199

(3)
To reverse stock-based employee compensation expense recorded under Canadian GAAP as Tm recognizes compensation expense related to equity instruments issued to employees using the intrinsic value method described in APB 25 for U.S. GAAP.

Increase
Line Item	(Decrease)
Cost of revenue	(17)
Research and development	(78)
Selling, general and administrative	(259)

(4)	To record unrealized gains (losses) on available-for-sale securities as a component of other comprehensive income and reclassify unrealized gains (losses) to net income as they are realized.

Increase
Line Item	(Decrease)
Other expense, net	(13)

Tm BIOSCIENCE CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars, in thousands)

	Nine Months Ended September 30, 2006
	Canadian	U.S. GAAP
	GAAP	Adjustments		Adjusted
Revenue	$7,726	$-		$7,726
Cost of revenue	4,696	12	(1)	4,708
Gross profit	3,030	(12)		3,018
Operating expenses:
Research and development	3,253	3,238	(1)(2)	6,491
Selling, general and administrative	11,040	(27)	(1)	11,013
Total operating expenses	14,293	3,211		17,504
Loss from operations	(11,263)	(3,223)		(14,487)
Interest Expense from long-term debt	(2,006)	(281)	(3)	(2,287)
Other income, net	19	23	(4)	42
Income taxes	(24)	-		(24)
Net loss	$(13,274)	$(3,481)		$(16,756)

Notes

(1)    Under Canadian GAAP, the Company prospectively accounted for stock based compensation at fair value starting January 1, 2003. On January 1, 2006, Tm adopted FAS 123(R) using a modified prospective transition method for U.S. GAAP resulting in additional stock based compensation expense in 2006 (i.e. compensation expense related to stock options issued pre-2003 which vested in 2006).

Increase
Line Item	(Decrease)
Cost of revenue	12
Research and development	33
Selling, general and administrative	(27)

(2)
To reverse amortization of purchased in-process research and development and to write off the unamortized portion that was capitalized as an intangible under Canadian GAAP but is expensed under U.S. GAAP.

Increase
Line Item	(Decrease)
Research and development	3,205

(3)
To record the convertible debenture at fair value using the election made by Tm under FAS 155 and subsequent entries relating to interest accretion, foreign exchange and the change in fair value of convertible debenture.

Increase
Line Item	(Decrease)
Interest expense from long-term debt	(281)

(4)	To record unrealized gains (losses) on available-for-sale securities as a component of other comprehensive income and reclassify unrealized gains (losses) to net income as they are realized.

Increase
Line Item	(Decrease)
Other income, net	23

INDEPENDENT AUDITORS

The Corporation’s external auditors are Ernst & Young LLP, Ernst & Young Tower, 222 Bay Street, P. O. Box 251, Toronto-Dominion Centre, Toronto, Ontario, M5K 1J7. To the Corporation’s knowledge, Ernst & Young LLP do not hold any registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation or any of its subsidiaries.

LEGAL MATTERS

Certain legal matters in connection with the transaction will be passed upon by Stikeman Elliott LLP, on behalf of the Corporation. As of the record date, partners and associates of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of outstanding Shares and less than 1% of each class of outstanding shares of Luminex common stock.

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon is the transfer agent for the Corporation. Inquiries related to change of address, stock transfer, lost certificates and other related inquiries should be directed to: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9. Transfers may be effected in the city of Toronto, Ontario. Registration facilities are maintained in the city of Toronto, Ontario.

Mellon Investor Services Inc. is the transfer agent for Luminex. Inquiries related to change of address, stock transfer, lost certificates and other related inquiries should be directed to Jane Marten, Mellon Investor Services Inc., One Memorial Drive, Suite 900, St. Louis MO 63102, telephone number 319-342-8211.

CONSENT OF ERNST & YOUNG LLP

We have read the Management Information Circular (the “Circular”) of Tm Bioscience Corporation (the “Corporation”) dated January 23, 2007 relating to the special meeting of shareholders and optionholders of the Corporation to approve a plan of arrangement between the Corporation and Luminex Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and December 31, 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. Our report is dated March 17, 2006.

We also consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. Our report is dated March 18, 2005.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
Dated January 23, 2007	(Signed) Ernst & Young llp

CONSENT OF ERNST & YOUNG LLP

We have read the management information circular of Tm Bioscience Corporation (“the Corporation”) dated January 23, 2007 (the “Circular”) relating to the arrangement involving the Corporation and Luminex Corporation (“Luminex”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our reports dated March 10, 2006, with respect to the consolidated financial statements of Luminex, Luminex management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Luminex, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

Ernst & Young LLP
(Signed) Ernst & Young llp
Austin, Texas
Dated January 23, 2007

CONSENT OF STIKEMAN ELLIOTT LLP

We hereby consent to the reference to our opinion contained under the heading “TAXATION - Certain Canadian Federal Income Tax Considerations” in the management information circular of Tm Bioscience Corporation dated January 23, 2007 (the “Circular”) and to the inclusion of the foregoing in the Circular.

Stikeman Elliott LLP
(Signed) Stikeman Elliott LLP

Dated January 23, 2007

ANNEXES

Annex “A” - Merger Agreement
Annex “B” - Plan of Arrangement
Annex “C” - Arrangement Resolution
Annex “D” - Section 185 of the OBCA
Annex “E” - Opinion of Leerink Swann & Company, Inc.
Annex “F” - Interim Order and Notice of Application for Final Order
Annex “G” - Form of Voting Agreement

ANNEX “A”

MERGER AGREEMENT

MERGER AGREEMENT

MEMORANDUM OF AGREEMENT made the 14th day of December, 2006 (the “Agreement”).

AMONG:

Luminex Corporation
a corporation existing under the laws of the State of Delaware

(“Parent”)

- and -

Tm Bioscience Corporation

a corporation existing under the laws of the Province of Ontario

(“TMB”)

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“1933 Act” means the United States Securities Act of 1933, as amended;

“affiliate” has the meaning ascribed thereto in the Securities Act, unless otherwise expressly stated herein;

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

“Arrangement” means the arrangement including TMB under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 6.1 herein or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of TMB Shareholders, to be substantially in the form and content of Schedule B annexed hereto;

“Articles of Arrangement” means the articles of arrangement of TMB in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made;

“Business Day” means any day on which commercial banks are generally open for business in Austin, Texas and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Austin, Texas under the laws of the State of Texas or in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada;

“Circular” means the notice of TMB Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of TMB Common Shares and TMB Options in connection with the TMB Meeting;

“Confidentiality Agreement” means the confidentiality letter agreement dated September 1, 2006 between Parent and TMB;

“Converted Parent Option” has the meaning ascribed thereto in section 2.3(b);

“Converted Parent Option Exercise Price” has the meaning ascribed thereto in section 2.4(c);

“Court” means the Superior Court of Justice of Ontario;

“Depositary” has the meaning ascribed thereto in the Plan of Arrangement;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” means the rights of dissent in favour of TMB Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” has the meaning ascribed thereto in the Plan of Arrangement;

“Drop Dead Date” means March 31, 2007, or such later date as may be mutually agreed by the parties to this Agreement;

“Effective Date” means the date shown on the certificate of arrangement to be issued by the Director under the OBCA giving effect to the Arrangement provided that such date occurs on or prior to the Drop Dead Date;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Election Deadline” means 5:00 p.m. (local time) at the place of deposit on the date which is two Business Days prior to the date of the TMB Meeting;

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and public health and safety;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

“Form S-8” has the meaning ascribed thereto in section 2.5(b);

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, stock exchange, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any Securities Regulatory Authority, self regulatory authority or the Toronto Stock Exchange, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“including” means including without limitation;

“Information” has the meaning ascribed thereto in section 4.7(b);

“Intellectual Property” means, collectively, patents, patent disclosures, trademarks, service marks, trade dress, logos, trade names, domain names, copyrights, and all registrations, applications, reissuances, continuations, continuation-in-part, revisions, extensions, reexaminations and associated goodwill with respect to each of the foregoing, computer software (including source and object codes), computer programs, computer data bases and related documentation and materials, data, documentation, trade secrets, confidential business information (including ideas, formulas, compositions, inventions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial marketing and business data and pricing and cost information) and other intellectual property rights and embodiments of any of the foregoing (in whatever form or medium);

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by section 2.2;

“Laws” means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including any stock exchange), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for use by holders of TMB Common Shares, in the form accompanying the Circular;

“Licences” has the meaning ascribed thereto in section 3.1(u);

“Mailing Date” means the date by which the Circular must be mailed in order to have the Meeting on or before the Meeting Date in accordance with the constating documents of TMB and applicable Laws;

“Material Adverse Change” when used in connection with Parent or TMB, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), businesses, operations or results of operations or those of any of its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of Parent or TMB, as the case may be, and its Subsidiaries taken as a whole, other than any change, effect, event or occurrence (i) relating to the Canadian or United States’ economy or securities markets in general, (ii) affecting the Canadian or United States biotechnology industry in general, (iii) resulting directly from the announcement of the execution of this Agreement or the transactions contemplated hereby, (iv) changes in Canadian GAAP or United States GAAP or (v) a decline in the price, or a change in the trading volume, of the Parent Common Shares, in the case of Parent, or the TMB Common Shares, in the case of TMB, on the Nasdaq National Market or the Toronto Stock Exchange, as applicable (it being understood, however, that any change, effect, event or occurrence causing or contributing to such decline or change may, except as provided in any of (i), (ii), (iii) or (iv) of this definition, be taken into account in determining whether a Material Adverse Charge has occurred); provided however, that in the case of (i) and (ii), Parent or TMB, as the case may be, are not affected in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate.

“Material Adverse Effect” when used in connection with Parent or TMB, means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole;

“Material Contract” has the meaning put forth in Section 3.1(z).

“Meeting Date” means the date on which the TMB Meeting is held, which date shall be on or before March 20, 2007.

“OBCA” means the Ontario Business Corporations Act as now in effect and as it may be amended from time to time prior to the Effective Date;

“OSC” means the Ontario Securities Commission;

“Parent Common Shares” means the shares of common stock in the capital of Parent;

“Parent Disclosure Letter” means that certain letter dated as of the date of this Agreement and delivered by Parent to TMB, which shall be divided into sections containing the disclosure information required in each such section by the terms of this Agreement;

“Parent Options” means Parent Common Share options granted under the Parent Stock Option Plan and being outstanding and unexercised on the effective date;

“Parent Shareholders” means the holders of Parent Common Shares;

“Parent Stock Option Plan” means Parent Stock Option Plan instituted May 2006;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule C annexed hereto and any amendments or variations thereto made in accordance with section 6.1 herein or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Effective Date Period” shall mean the period from and including the date hereof to and including the Effective Time on the Effective Date;

“Publicly Disclosed by Parent” means disclosed by Parent in a public filing made by it with the SEC from January 1, 2004 to and including the date hereof;

“Publicly Disclosed by TMB” means disclosed by TMB in a public filing made by it with the OSC from January 1, 2004 to and including the date hereof;

“Representatives” has the meaning ascribed thereto in section 4.6(a);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Securities Regulatory Authority” means the applicable securities commission or regulatory authority in each province and territory in Canada and the SEC;

“Share Exchange Ratio” has the meaning ascribed thereto in the Plan of Arrangement;

“SOX” means the Sarbanes-Oxley Act of 2002;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

“Tax ” and “Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity; and the term “material amount of Taxes” shall mean an amount of Taxes that is material to the entity and its Subsidiaries taken as a whole;

“Tax Returns” means all returns, declarations, reports, elections, forms, information returns and statements required to be filed with any taxing authority relating to Taxes;

“TMB Acquisition Proposal” means any bona fide proposal with respect to any merger, amalgamation, arrangement, take-over bid, sale of assets (excluding inventory sold in the ordinary course of business) representing more than 25% of the book value (on a consolidated basis) of TMB’s total assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 25% of TMB Common Shares then outstanding or similar transactions involving TMB or any of its Subsidiaries, or a proposal to do so, excluding the Arrangement;

“TMB Common Shares” means the outstanding common shares in the capital of TMB;

“TMB Convertible Securities” means all securities of TMB, other than TMB Options and TMB Warrants, which may by their terms be converted, exercised and exchanged to acquire TMB Common Shares, being outstanding and unexercised on the Effective Date;

“TMB Disclosure Letter” means that certain letter dated as of the date of this Agreement and delivered by TMB to Parent, which shall be divided into sections containing the disclosure information required in each such section by the terms of this Agreement;

“TMB Meeting” means the special meeting of TMB Shareholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

“TMB Options” means TMB Common Share options granted under the TMB Stock Option Plan and being outstanding and unexercised on the Effective Date;

“TMB Plans” has the meaning ascribed thereto in section 3.1(l)(i);

“TMB Shareholders” means the holders of TMB Common Shares;

“TMB Stock Option Plan” means TMB’s Stock Option Plan;

“TMB Superior Proposal” means any bona fide written proposal, other than the Arrangement, by a third party directly or indirectly, to acquire assets representing 100% of the book value (on a consolidated basis) of TMB’s total assets or 100% of the outstanding TMB Common Shares, whether by way of merger, amalgamation, arrangement, take-over bid, share exchange, recapitalisation, sale of assets or otherwise, and that in the good faith determination of the Board of Directors of TMB after consultation with financial advisors and outside counsel (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory, timing and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms, result in a transaction (x) more favourable, from a financial point of view, to TMB’s Shareholders than the transaction contemplated by this Agreement and (y) having a value per TMB Common Share greater than the per share value attributable to TMB Common Shares under the transaction contemplated by this Agreement;

“TMB Warrants” means those TMB Common Share warrants being outstanding and unexercised on the Effective Date.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. References in this Agreement to “including” shall be deemed to have the meaning “including without limitation”.

1.3 Currency

Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents herein referred to constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement.

1.7 Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A - Appropriate Regulatory Approvals
Schedule B - Arrangement Resolution
Schedule C - Plan of Arrangement
Schedule D - Voting Agreement for Directors, Officers and Affiliates
Schedule E - Affiliate Agreement

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of TMB shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature in respect of TMB required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice and, to the extent (and only to the extent) required by applicable Laws, United States generally accepted accounting principles. Unless otherwise stated, all accounting terms used in this Agreement in respect of Parent shall have the meanings attributable thereto under United States generally accepted accounting principles and all determinations of an accounting nature required to be made in respect of Parent shall be made in a manner consistent with United States generally accepted accounting principles and past practice.

1.9 Knowledge

Each reference herein to the knowledge of a party means, unless otherwise specified, the actual knowledge of the executive officers of such party after reasonable inquiry.

ARTICLE 2

THE ARRANGEMENT

2.1 Implementation Steps by TMB

TMB covenants in favour of Parent that TMB shall:

(a)
as soon as reasonable practicable following the date hereof, apply in a manner acceptable to Parent, acting reasonably, under section 182 of the OBCA for and diligently seek the Interim Order governing the calling and conduct of the TMB Meeting;

(b)
subject to section 2.4, lawfully convene and hold the TMB Meeting for the purpose of considering the Arrangement Resolution (and for no other purpose unless agreed to by Parent) as soon as reasonably practicable, and in any event, on or before the Meeting Date subject to adjournments or postponements which may be required pursuant to section 4.5(a);

(c)
subject to obtaining the approvals as are required by the Interim Order, as soon as reasonably practicable after the TMB Meeting, proceed with the application to the Court for and diligently seek the Final Order;

(d)
subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, as soon as reasonably practicable, take all steps and actions, including sending to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA, and including making all other necessary filings with Governmental Entities to give effect to the Arrangement prior to the Drop Dead Date;

(e)	instruct counsel acting for it to bring the applications and make the filings referred to in sections 2.1(a), 2.1(c) and 2.1(d) in co-operation with counsel to Parent;

(f)
in connection with the Court applications referred to herein, permit Parent and its counsel to review and comment, such review and comment to be completed in a timely fashion, upon drafts of all material to be filed by TMB with the Court in connection with the Arrangement, including the Circular and any supplement or amendment contemplated by section 2.6(c) and provide counsel to TMB on a timely basis with copies of any notice of appearance and evidence served on TMB or its counsel in respect of application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by TMB indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(g)
not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, except as contemplated hereby or with the prior written consent of Parent, such consent not to be unreasonably withheld or delayed.

2.2 Interim Order
The notice of motion for the application referred to in section 2.1(a) shall request that the Interim Order provide:
(a) for a record date for the TMB Meeting;

(b)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and TMB Meeting and for the manner in which such notice is to be provided;

(c)
that the requisite approval for the Arrangement Resolution shall be 66 2⁄3% of the votes cast on the Arrangement Resolution by holders of TMB Common Shares and TMB Options voting together as a single class, including at least a simple majority of the votes cast on the Arrangement Resolution by holders of TMB Common Shares, excluding the votes cast by holders of TMB Options, present in person or by proxy at the TMB Meeting;

(d)     for approval of the form of proxy to be provided;

(e)	that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of TMB, including quorum requirements and all other matters, shall apply in respect of TMB Meeting;

(f)      for the grant of the Dissent Rights; and

(g)     for the notice requirements with respect to the return of the application to the Court for the Final Order.

2.3 Articles of Arrangement

The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement, and all as subject to the provisions of the Plan of Arrangement, provide substantially as follows:

(a)
each outstanding TMB Common Share that is not held by a holder who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of TMB Common Shares (other than TMB Common Shares held by Parent or any Subsidiary or affiliate thereof), will be exchanged by the holder thereof for that number of fully paid and non-assessable Parent Common Shares equal to the Share Exchange Ratio, and the name of each such holder of TMB Common Shares will be removed from the register of holders of TMB Common Shares and added to the register of holders of Parent Common Shares and Parent or a Subsidiary of Parent, as the case may be, will be recorded as the registered holder of such TMB Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(b)
each TMB Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option granted by Parent (a “Converted Parent Option”) to acquire (on the same terms and conditions as were applicable to such TMB Option pursuant to the relevant TMB Stock Option Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Parent Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Option immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Parent Common Share subject to any such Converted Parent Option (the “Converted Parent Option Exercise Price”) will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Option immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.3(b) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable;

(c)
each TMB Warrant outstanding immediately prior to the Effective Time shall be deemed to be exchanged for a warrant to acquire (on the same terms and conditions as were applicable to such TMB Warrant pursuant to the terms under which it was issued and the agreement evidencing the issue thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Parent Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Warrant immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Parent Common Share subject to any such TMB Warrant will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Warrant immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.3(c) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable, as reasonably determined by Parent’s counsel; and

(d)
each TMB Convertible Security outstanding immediately prior to the Effective Time shall be deemed to be exchanged for a convertible security granted by Parent to acquire (on the same terms and conditions as were applicable to such TMB Convertible Security pursuant to the terms under which it was issued and the agreement evidencing the issue thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Parent Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Convertible Security immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Parent Common Share subject to any such TMB Convertible Security will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Convertible Security immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.3(d) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable.

2.4 Management Information Circular

As promptly as practicable following the execution and delivery of this Agreement, TMB shall prepare the Circular and all other required documents prepared in conformity with the applicable requirements of the Securities Act and other applicable Laws in connection with the Arrangement and TMB shall give Parent timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Parent before it is filed or distributed to the TMB Shareholders and holders of TMB Options, incorporating therein all reasonable comments made by Parent and its counsel; provided that Parent shall provide TMB with its comments and any proposed additions and deletions within three Business Days after receipt of a draft Circular from TMB. As promptly as practicable after obtaining the Interim Order, TMB shall cause the Circular and other documentation required in connection with the TMB Meeting to be sent to each holder of TMB Common Shares and TMB Options and filed as required by the Interim Order and applicable Laws.

2.5 Securities Compliance

(a)
Parent shall use all reasonable efforts to obtain all orders required from the applicable Canadian securities authorities to permit the issuance and first resale of (a) the Parent Common Shares issued pursuant to the Arrangement and (b) the Parent Common Shares issued from time to time upon the exercise of the Converted Parent Options, in each case without qualification with or approval of or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a “control person” of Parent or TMB for purposes of Canadian federal, provincial or territorial securities Laws).

(b)
As promptly as practicable after the Effective Date, Parent shall file either a registration statement on Form S-8 (or other applicable form) or an amendment to its existing registration statement on Form S-8 (the “Form S-8”) in order to register under the 1933 Act those Parent Common Shares to be issued from time to time after the Effective Time upon the exercise of the Converted Parent Options.

(c)
TMB and Parent shall take all such steps as may be required to cause the transactions contemplated by Article 2 and any other dispositions of TMB equity securities and/or acquisitions of Parent equity securities (including, in each case derivative securities) in connection with this Agreement or the transactions contemplated hereby by any individual who is a director or officer of TMB, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

2.6 Preparation of Filings

(a) Parent and TMB shall cooperate in:

(i)    the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Parent or TMB to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

               (ii)    the taking of all such action as may be required under any applicable United States and Canadian federal, provincial, territorial or state securities Laws (including “blue sky laws”) in connection with the issuance of the Parent Common Shares in connection with the Arrangement or the exercise of the Converted Parent Options; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications neither Parent nor TMB shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Parent Common Shares; and

(iii)        the taking of all such action as may be required under the OBCA, the 1933 Act, the Exchange Act and the laws of the State of Delaware in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)
Each of Parent and TMB shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in sections 2.4 and 2.5 and the foregoing provisions of this section 2.6, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c)
Parent and TMB shall each promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular or an application for an order or a registration statement described in section 2.5 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application or registration statement. In any such event, Parent and TMB shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to shareholders of Parent or TMB and/or filed with the relevant securities regulatory authorities.

(d)
TMB shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Parent or any third party that is not an affiliate of TMB). Without limiting the generality of the foregoing, TMB shall ensure that the Circular provides holders of Common Shares with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the TMB Meeting and Parent shall provide all information regarding it necessary to do so.

(e)
Parent shall ensure that the Circular as it pertains to Parent and the Form S-8 comply with all applicable Laws and, without limiting the generality of the foregoing, that such documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by TMB or any third party that is not an affiliate of Parent) and TMB shall provide all information regarding TMB necessary to do so.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES
3.1 Representations and Warranties of TMB

TMB represents and warrants to and in favour of Parent as follows, subject to such exceptions as are disclosed in writing in the TMB Disclosure Letter (each of which exceptions shall indicate the paragraph or sub-paragraph of this section 3.1 to which it applies, and which shall only qualify such indicated paragraph or subparagraph or such other paragraph or subparagraph to which it is reasonably apparent on the face of such disclosure that such disclosure relates)

and acknowledges that Parent is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Organization.

(i)         Each of TMB and its Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares and other ownership interests of the TMB Subsidiaries which are held directly or indirectly by TMB are validly issued, fully paid and non-assessable and all such shares are owned directly or indirectly by TMB, free and clear of all liens, claims or encumbrances, except as set forth in section 3.1(a) of the TMB Disclosure Letter or pursuant to restrictions on transfers contained in constating documents, and except as aforesaid there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares in any of the TMB Subsidiaries. TMB has disclosed in section 3.1(a) of the TMB Disclosure Letter the names and jurisdictions of incorporation of each of the TMB Subsidiaries.

(ii)         Except as disclosed in section 3.1(a) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries has any minority interest in any other corporation or entity.

(b)
Capitalization. The authorized capital of TMB consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date hereof, there were 49,672,723 TMB Common Shares and no preferred shares issued and outstanding, and 14,997,713 TMB Common Shares were reserved, in the aggregate, for issuance in respect of TMB Options and TMB Warrants. TMB has disclosed in section 3.1(b) of the TMB Disclosure Letter all outstanding TMB Options and TMB Warrants. As of the date hereof, TMB had outstanding options under the TMB Stock Option Plan permitting the holders thereof to purchase 3,965,970 TMB Common Shares in the aggregate. Except as described in the preceding sentences of this section 3.1(b) and in section 3.1(a)(i), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating TMB or any of its Subsidiaries to issue or sell any shares of TMB or any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of TMB, any TMB Subsidiary or any other Person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of TMB or any Subsidiary. Except as set forth in section 3.1(b) of the TMB Disclosure Letter, there have been no TMB Common Shares issued or purchased for cancellation. All outstanding TMB Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of TMB or any Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of TMB Common Shares on any matter. Except as set forth in section 3.1(b) of the TMB Disclosure Letter, there are no outstanding contractual obligations of TMB or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the TMB Subsidiaries.

(c)     Authority and No Violation.

(i)         TMB has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by TMB and the consummation by TMB of the transactions contemplated by this Agreement have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement, or the transactions contemplated hereby other than:

(A)	with respect to the Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the Board of Directors of TMB; and

(B)	with respect to the completion of the Arrangement, the approval of the holders of TMB Common Shares and TMB Options, voting as a single class.

(ii)         This Agreement has been duly executed and delivered by TMB and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity and to the fact that the Currency Act (Canada) precludes a court in Canada from giving judgment in any currency other than Canadian currency.

(iii)       The Board of Directors of TMB has (A) determined that the Arrangement is fair to the holders of TMB Common Shares and is in the best interests of TMB, (B) received an opinion from Leerink Swann & Company to the effect that, as of the date of such opinion, the Share Exchange Ratio is fair from a financial point of view to the holders of TMB Common Shares, a copy of which opinion will be provided to Parent solely for informational purposes after receipt thereof by TMB, and (C) determined to recommend that the holders of TMB Common Shares and TMB Options vote in favour of the Arrangement. TMB is not subject to a shareholder rights plan or “poison pill” or similar plan.

(iv)        On behalf of Parent, TMB has obtained, and has provided to Parent, signed copies of Voting Agreements in the form of Schedule D from those of TMB’s directors, officers and their affiliates specified in section 3.1(c) of the TMB Disclosure Letter.

(v)        The approval of this Agreement, the execution and delivery by TMB of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not, except as disclosed in section 3.1(c) of the TMB Disclosure Letter:

(A)	result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(I)
its or any TMB Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance with any party;

(II)
subject to obtaining the Appropriate Regulatory Approvals relating to TMB, any Laws, judgment or decree except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on TMB; or

(III)
subject to obtaining the Appropriate Regulatory Approvals relating to TMB and except as would not, individually or in the aggregate, have a Material Adverse Effect on TMB, any material contract, agreement, license, franchise or permit to which TMB or any of its Subsidiaries is party or by which it is bound or subject or is the beneficiary;

(B)
give rise to any right of termination or acceleration of indebtedness of TMB or any Subsidiary, or cause any such indebtedness to come due before its stated maturity or cause any available credit of TMB or any Subsidiary to cease to be available;

(C)
except as would not, individually or in the aggregate, have a Material Adverse Effect on TMB, result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any of its Subsidiaries, or restrict, hinder, impair or limit the ability of TMB or any of its Subsidiaries to carry on the business of TMB or any of its Subsidiaries as and where it is now being carried on; or

(D)
result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of TMB or any Subsidiary or increase any benefits otherwise payable under any TMB Plan or result in the acceleration of time of payment or vesting of any such benefits, including the time of exercise of stock options.

Except as disclosed in section 3.1(c) of the TMB Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by TMB and its Subsidiaries in connection with the execution and delivery of this Agreement, the performance by TMB of its obligations hereunder or the consummation by TMB of the transactions contemplated hereby other than (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings with the Director under the OBCA, (D) the Appropriate Regulatory Approvals relating to TMB and (E) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity, a list of which is set out in Section 3.1(c) of the TMB Disclosure Letter, and which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on TMB.

(d)
No Defaults. Subject to obtaining the Appropriate Regulatory Approvals relating to TMB and except as disclosed in section 3.1(d) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, (i) their respective constating documents, or (ii) any Material Contract.

(e)
Absence of Certain Changes or Events. Except as disclosed in section 3.1(e) of the TMB Disclosure Letter, from December 31, 2005 through to the date hereof each of TMB and its Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred:

(i)        a Material Adverse Change with respect to TMB;

(ii)        any damage, destruction or loss, whether covered by insurance or not, that would reasonably be expected to have a Material Adverse Effect on TMB;

(iii)        any redemption, repurchase or other acquisition of TMB Common Shares by TMB or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to TMB Common Shares;

(iv)         any material increase in or modification of the compensation payable or to become payable by it to any of its directors or officers, or any grant to any such director or officer of any increase in severance or termination pay;

(v)          any increase in or modification of any bonus, pension, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its directors or officers;

(vi)         any acquisition or sale of its property or assets aggregating 10% or more of TMB’s total consolidated property and assets as at December 31, 2005, other than in the ordinary and regular course of business consistent with past practice;

(vii)        any entering into, amendment of, relinquishment, termination or non-renewal by it of any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation, other than in the ordinary and regular course of business consistent with past practice;

(viii)       any resolution to approve a split, combination or reclassification of any of its outstanding shares; or

(ix)         any change in its accounting methods, principles or practices.

(f)       Employment Matters.

(i)         Except as set forth in section 3.1(f) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any bonus or similar payment, or any employment agreement with, any director or officer.

(ii)        Except as set forth in section 3.1(f) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries is a party to any collective bargaining agreement nor subject to any application for certification or, to the knowledge of TMB, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of TMB, threatened strikes or lockouts at TMB or any of its Subsidiaries.

(iii)       Except as set forth in section 3.1(f) of the TMB Disclosure Letter, neither TMB nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of TMB, threatened, or any litigation, actual or, to the knowledge of TMB, threatened, relating to employment or termination of employment of employees or independent contractors.

(iv)       TMB and all of its Subsidiaries, since January 1, 2004 have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or, to the knowledge of TMB, threatened proceedings before any board or tribunal with respect to any of the above areas, other than where the failure to so operate or such proceedings which, individually or in the aggregate, would not have a Material Adverse Effect on TMB.

(v)        Except as disclosed in section 3.1(f) of the TMB Disclosure Letter, all employees of TMB and its Subsidiaries and persons who have ceased to be employees of TMB or its Subsidiaries since January 1, 2005 have been, or shall have been on or before the Effective Date, paid or amounts in respect thereof shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of TMB and its Subsidiaries under any employment or labour practices and policies or any collective bargaining agreement or individual agreement to which TMB or its Subsidiaries is a party, or by which TMB or its Subsidiaries may be bound.

(vi)       Except as disclosed in section 3.1(f) of the TMB Disclosure Letter, TMB is not a party to or bound by any consulting or independent contractor agreements that cannot be terminated at the election of TMB on thirty days’ prior notice without liability, penalty or premium. TMB has made available to Parent true, correct and complete forms of any arbitration agreements or confidentiality agreements between TMB and an officer, employee or former employee of TMB or its Subsidiaries. Neither TMB nor any of its Subsidiaries has made any verbal commitments to any such officers, employees, former employees consultants or independent contractors with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise. Except as disclosed in section 3.1(f) of the TMB Disclosure Letter, there are no officers and employees of TMB and its Subsidiaries who are on long term disability leave on the date hereof.

(g)    Financial Statements. The audited consolidated financial statements for TMB as at and for each of the 12-month periods ended December 31, 2005, 2004 and 2003, and the unaudited consolidated financial statements for the nine month period ended September 30, 2006 (i) have been prepared in accordance with Canadian generally accepted accounting principles (in each case subject, in the case of such unaudited financial statements, to the absence of notes and to year-end adjustments), (ii) comply in all material respects with the requirements of applicable Governmental Entities and applicable securities Laws, (iii) are in accordance with the books and records of TMB, (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and financial condition of the business of TMB for the periods covered thereby, and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of TMB. Except as disclosed in section 3.1(g) of the TMB Disclosure Letter, all financial statements referenced in this section 3.1(g) present fairly, in all material respects, the consolidated financial position and results of operations of TMB and its Subsidiaries, as the case may be, as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of such unaudited financial statements, to year-end adjustments, which year-end adjustments, individually or in the aggregate, would not have a Material Adverse Effect on TMB.

(h)    Books and Records. The books, records and accounts of TMB and its Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of TMB and its Subsidiaries, and (iii) accurately and fairly reflect the basis for TMB consolidated financial statements. TMB has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or any other criteria applicable to such statements and (B) to maintain accountability for assets.

(i)    Litigation, Etc. Except as set forth in section 3.1(i) of the TMB Disclosure Letter or Publicly Disclosed by TMB, there is no claim, action, proceeding or investigation (including any native land claims) pending or, to the knowledge of TMB, threatened against TMB or any of its Subsidiaries before any court or Governmental Entity that would reasonably be expected to have a Material Adverse Effect on TMB, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither TMB nor any of its Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on TMB or that would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(j)    Environmental. All operations of TMB and its Subsidiaries have been conducted, and are now, in compliance, in all material respects, with all Environmental Laws; and TMB and its Subsidiaries are in possession of, and in compliance, in all material respects, with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and conduct their respective businesses as they are now being conducted or as proposed to be conducted.

(k)   Tax Matters. Except as set forth in section 3.1(k) of the TMB Disclosure Letter:

(i)         TMB and each of its Subsidiaries have filed, or caused to be filed, all material Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon, and TMB’s most recently published financial statements contain an adequate provision in accordance with generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. TMB and each of its Subsidiaries have made adequate provision in accordance with generally accepted accounting principles in their books and records for any material amounts of Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such financial statements.

(ii)        Neither TMB nor any TMB Subsidiary has received any written notification that any issues involving a material amount of Taxes have been raised (and are currently pending) by the Canada Revenue Agency, the United States Internal Revenue Service, or any other taxing authority, including, without limitation, any sales tax authority, in connection with any Taxes due or any of the Tax Returns referred to above and no waivers of statutes of limitations have been given or requested with respect to TMB or any of its Subsidiaries. All liability of TMB and its Subsidiaries for income taxes has been assessed (but may not have been audited) for all fiscal years up to and including the fiscal year ended December 31, 2005. There are no additional Taxes proposed in writing (but unassessed) involving a material amount of Taxes and none has been asserted in writing. No Tax liens have been filed upon the assets of TMB or any TMB Subsidiary for any material amounts of Taxes. Neither TMB nor any of its Subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person pursuant to which TMB or any of its Subsidiaries has or could have any material liabilities in respect of Taxes.

(iii)       TMB and each of its Subsidiaries have properly withheld and remitted all material tax amounts required to be withheld and/or remitted and have paid such amounts to the appropriate authority on a timely basis and in the form required by the appropriate legislation.

(iv)       To the knowledge of TMB, no assessment, reassessment, audit or investigation by any governmental agency is under way, threatened or proposed with respect to any material amount of Taxes for which TMB or any of its Subsidiaries could be liable, in whole or in part.

(v)        Neither TMB nor any of the TMB Subsidiaries (i) is or has even been a member of an affiliated group (other than a group the common parent of which is TMB) filing a consolidated tax return for U.S. federal income tax purposes or (ii) has any liability for Taxes of any person (other than TMB and the TMB Subsidiaries) arising from the application of United States Treasury Regulation section 1.1502-6 or any analogous provision of other Laws, or as a transferee or successor, by contract, or otherwise.

(vi)       No closing agreement pursuant to Section 7121 of the United States Internal Revenue Code of 1986, as amended (or any similar provision of other Law) has been entered into by or with respect to TMB or any of the TMB Subsidiaries with respect to any taxable year ending after December 31, 2001.

(vii)       None of the TMB Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the United States Internal Revenue Code of 1986, as amended, is applicable.

(viii)      Neither TMB nor any of the TMB Subsidiaries has participated in any transaction giving rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the United States Internal

Revenue Code of 1986, as amended, and the regulations thereunder (or any similar provision of other Laws) other than any such transaction that has been properly disclosed thereunder.

(ix)        None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada), or any equivalent provision of the Tax legislation of any province or any other jurisdiction of Canada, have applied or will apply to TMB and the TMB Subsidiaries at any time up to and including the Effective Date.

(x)         TMB and the TMB Subsidiaries have not acquired property from a non-arm’s length Person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Income Tax Act (Canada).

(xi)        For all transactions between TMB and the TMB Subsidiaries resident in Canada and any non-resident Person with whom they were not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, they have made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Income Tax Act (Canada).

(xii)       TMB and the TMB Subsidiaries (other than Tm Bioscience HG Inc.) are duly registered under subdivision (d) of Division V or Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and TMB and the TMB Subsidiaries registration numbers are: 101274553 (TMB) and 81441 8273 RT0001 (PGx Inc.).

(l)    Pension and Employee Benefits.

(i)         Section 3.1(l) of the TMB Disclosure Letter sets forth a list of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which are maintained, sponsored or contributed to by TMB and/or a TMB Subsidiary or with respect to which TMB and/or a TMB Subsidiary participates or has any liability or obligation (collectively referred to as the “TMB Plans”).

(ii)        No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any TMB Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the TMB Plans or their assets which individually or in the aggregate would have a Material Adverse Effect on TMB or a TMB Subsidiary. Further, there exists no state or facts which after notice or lapse of time or both could reasonably be expected to give rise to any such action, suit, claim, trial, demand, investigation, arbitration or other proceeding.

(iii)       TMB has made available to Parent true, correct and complete copies of all of the TMB Plans as amended (or, in the case of any unwritten TMB Plan, a description thereof) together with all related documentation including, without limitation, funding agreements, actuarial reports, funding and financial information returns and statements and material correspondence with regulatory authorities with respect to each TMB Plan, and current plan summaries, booklets and personnel manuals.

(iv)        Other than as disclosed in Section 3.1(l) of the TMB Disclosure Letter, all of the TMB Plans are and have been established, registered, qualified, invested and administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between TMB and/or a TMB Subsidiary, as the case may be, and their respective employees. No fact or circumstance exists that could adversely affect the existing tax status of a TMB Plan.

(v)        All obligations of TMB or a TMB Subsidiary regarding the TMB Plans have been satisfied. All contributions or premiums required to be made by TMB and/or a TMB Subsidiary, as the case may be, under the terms of each TMB Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the TMB Plans. All liabilities of TMB and its Subsidiaries (whether accrued, absolute, contingent or otherwise) related to the TMB Plans have been fully and accurately disclosed in accordance with GAAP in TMB’s financial statements.

(vi)        No insurance policy or any other contract or agreement affecting any TMB Plan requires or permits a retroactive increase in premiums or payments due thereunder.

(vii)       Except as set forth in Section 3.1(1) of the TMB Disclosure Letter, none of the TMB Plans provides for the payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit by reason of the execution of or the consummation of the transactions contemplated by this Agreement or the Arrangement.

(viii)      None of the TMB Plans is a “registered pension plan” or a “multi-employer pension plan”, defined in both cases pursuant to Laws.

(ix)        Except as disclosed in section 3.1(l) of the TMB Disclosure Letter, none of the TMB Plans provides post-retirement benefits to or in respect of employees of TMB or its Subsidiaries or to or in respect of their respective beneficiaries.

       (x)        All data necessary to administer each TMB Plan is true and correct.

(m)     Reports and Internal Accounting Controls. Except as disclosed in section 3.1(m) of the TMB Disclosure Letter, TMB has on a timely basis filed all forms, reports, and documents required to be filed by it with the OSC under the Securities Act. Since the effective date of TMB’s registration statement on Form 20-F with the SEC, TMB has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC under the Exchange Act and SOX. No TMB Subsidiary is or has been required to file any form, report, registration statement, or other document with the OSC or other provincial securities regulatory authority. TMB has not filed any confidential material change report with the OSC or any other securities authority or regulatory or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

TMB maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements to maintain accountability of assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorizations, (iv) assets are reflected at value considered to be financially realizable by TMB, and (v) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. TMB has disclosed in section 3.1(m) of the TMB Disclosure Letter any significant control deficiencies, material weaknesses or fraud identified by TMB or TMB’s auditors.

(n)     Compliance with Laws. Except as disclosed in section 3.1(n) of the TMB Disclosure Letter, TMB and the TMB Subsidiaries have complied in all material respects with and are not in violation, in any material respects, of any applicable Laws, orders, judgments or decrees. Without limiting the generality of the foregoing, all securities of TMB (including, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will, if issued pursuant to the terms of the documents governing such options, rights and other convertible or exchangeable securities, be issued in compliance with all applicable securities Laws. TMB is in compliance with all applicable listing requirements and standards of the Toronto Stock Exchange.

(o)    Regulatory Matters. Except as disclosed in section 3.1(o) of the TMB Disclosure Letter, TMB and each TMB Subsidiary has and is in compliance, in all material respects, with, all licenses and permits, including without limitation from Health Canada and the U.S. Food and Drug Administration, necessary under Laws to conduct their respective businesses as they are now being conducted. Neither TMB nor any TMB Subsidiary is aware of any Laws to which TMB or such TMB Subsidiary is subject which requires or may require any work, repairs, construction, changes in business practices or operations, or expenditures, including capital expenditures for facility upgrades. Neither TMB nor any TMB Subsidiary is aware of any demand, notice or inspection report with respect to the breach of or liability under any Laws applicable to TMB or any Subsidiary.

(p)    Restrictions on Business Activities. Except as set forth in section 3.1(p) of the TMB Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon TMB or any TMB Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing (a) any business practice of TMB or any of its Subsidiaries, (b) any acquisition of property by TMB or any of its Subsidiaries or (c) the conduct of business by TMB or any of its Subsidiaries as currently conducted, other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on TMB.

(q)    Material Suppliers and Customers. Except as disclosed in section 3.1(q) of the TMB Disclosure Letter, there is no single supplier or customer of TMB or its Subsidiaries, the loss of which would have a Material Adverse Effect on TMB. TMB has disclosed in section 3.1(q) of the TMB Disclosure Letter a list of TMB’s principal suppliers together with those principal customers of TMB, each of which represents in excess of 5% of TMB’s gross revenues during the nine month period ended September 30, 2006.

(r)    Intellectual Property.

(i)         Section 3.1(r) of the TMB Disclosure Letter sets out a list of all Intellectual Property licences (other than “shrinkwrap” licences) held by TMB and its Subsidiaries. Except as set forth in section 3.1(r) of the TMB Disclosure Letter, TMB or a TMB Subsidiary owns or has the right to use pursuant to valid license, sublicense, contract or permission all Intellectual Property necessary for its operations as currently conducted. Except as set forth in section 3.1(r) of the TMB Disclosure Letter, each item of Intellectual Property owned or used by TMB or a TMB Subsidiary immediately prior to the Closing will continue to be owned or available for use by TMB and Parent on identical terms and conditions immediately subsequent to the Closing. Except as set out in section 3.1(r) of the TMB Disclosure Letter, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby and thereby, will not (A) constitute a breach of any instrument or contract governing any Intellectual Property, (B) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Intellectual Property, or (C) impair the right of TMB or Parent or their respective Subsidiaries to use, sell or license any Intellectual Property or portion thereof.

(ii)        Except as set out in section 3.1(r) of the TMB Disclosure Letter, neither TMB nor any TMB Subsidiary has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of any third party. Neither the provision of any service nor the manufacture, marketing, license, sale or use of any product or technology currently licensed or sold by TMB or any TMB Subsidiary violates any license or contract between TMB or such TMB Subsidiary and any third party, or infringes or misappropriates any third party intellectual property rights. Neither TMB nor any TMB Subsidiary has received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that TMB or a TMB Subsidiary must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of TMB, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of TMB or any TMB Subsidiary. Except as set forth at Section 3.1(q) of the TMB Disclosure Letter, neither TMB nor any TMB Subsidiary has licensed or permitted any third party to exploit any of the Intellectual Property (other than contracts entered into in the ordinary course of business).

(iii)        Section 3.1(r) of the TMB Disclosure Letter identifies each patent, copyright, trade-mark or registration of any Intellectual Property owned by TMB or any TMB Subsidiary or for which an application filed by TMB or any TMB Subsidiary is pending, and identifies all material unregistered Intellectual Property. Section 3.1(r) of the TMB Disclosure Letter also identifies each license, sublicense, contract or permission pursuant to which TMB or any TMB Subsidiary uses any item of Intellectual Property (other than contracts entered into in the ordinary course of business).

(iv)        Except as set out in section 3.1(r) of the TMB Disclosure Letter, TMB and each of its Subsidiaries have secured valid written assignments from all of their employees, and valid written assignments from all of the consultants of TMB and its Subsidiaries that contributed to the creation or development of TMB’s Intellectual Property.

(v)        To the knowledge of TMB, each of TMB and its Subsidiaries has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential information.

(vi)        Each of TMB and its Subsidiaries has a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements on acceptable terms to TMB, which agreements have been made available to Parent.

(s)         Insurance. TMB has policies of insurance in force as of the date hereof naming TMB as an insured which, having regard to the nature of such risk and the relative cost of obtaining insurance, TMB believes are reasonable. Each of TMB and its Subsidiaries is, and has been continuously since January 1, 2006, insured by reputable and financially responsible insurers in amounts as set forth in section 3.1(s) of the TMB Disclosure Letter. The insurance policies of TMB and its Subsidiaries are in all material respects in full force and effect in accordance with their terms, no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both would constitute a default thereunder. TMB has not received notice of any fact, condition or circumstance which might reasonably form the basis of any claim against TMB or any of its Subsidiaries which is not fully covered by insurance (subject to standard deductibles) maintained by it and which would have a Material Adverse Effect on TMB. A schedule of all insurance policies currently in effect is set forth in section 3.1(s) of the TMB Disclosure Letter.

(t)         Property. Except as disclosed in section 3.1(t) of the TMB Disclosure Letter, TMB and each of its Subsidiaries have good and sufficient title to the real property interests including, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from land owners or authorities permitting the use of land by TMB or such Subsidiary, necessary to permit the operation of its businesses as currently owned and conducted except for such failure of title that would individually or in the aggregate not have a Material Adverse Effect on TMB. TMB has disclosed in section 3.1(t) of the TMB Disclosure Letter particulars of all real property either owned or leased.

(u)         Licences, Etc. Except as disclosed in section 3.1(u) of the TMB Disclosure Letter, TMB and each TMB Subsidiary owns, possesses, or has obtained and is in compliance, in all material respects, with, all licences, permits, certificates, orders, grants and other authorizations (collectively “Licences”) of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted by TMB as of the date hereof. TMB has disclosed in section 3.1(u) of the TMB Disclosure Letter particulars of all such Licences.

(v)         Brokers. No broker, finder or investment banker (other than Leerink Swann & Company and Westwind Partners Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Arrangement based on arrangements made by or on behalf of TMB. The fees and commissions payable to Leerink Swann & Company and Westwind Partners Inc. are set forth in section 3.1(v) of the TMB Disclosure Letter.

(w)        Registration rights. No holder of securities issued by TMB has any right to compel TMB to register or otherwise qualify such securities for public sale in Canada or the United States.

(x)         Receivables, Customer, Suppliers. All existing accounts receivable of TMB and its Subsidiaries represent valid obligations of customers of TMB and its Subsidiaries arising from bona fide transactions entered into in the ordinary course of business. Neither TMB nor any of its Subsidiaries has received any notice or other communication (in writing or otherwise), or received any other information, indicating that any customer or other Person identified in section 3.1(q) of the TMB Disclosure Letter may cease dealing with TMB or its Subsidiaries or may otherwise materially reduce the volume of business transacted by such Person with TMB or its Subsidiaries below historical levels. Section 3.1(x) of the TMB Disclosure Letter sets out an accounts receivable aging list and an accounts payable list, each to a date within 5 days of the date of this Agreement.

(y)        No Undisclosed Liabilities. Except as set forth in section 3.1(y) of the TMB Disclosure Letter, TMB and its Subsidiaries have no liabilities of any nature (whether absolute, accrued, contingent, determined, determinable, choate, inchoate or otherwise), except for (i) liabilities reflected or reserved against in the financial statements referred to in section 3.1(g), (ii) liabilities that are not required by generally accepted accounting principles to be reflected or reserved against in the financial statements referred to in section 3.1(g) or (iii) current liabilities incurred in the ordinary course of business, consistent with past practice, since December 31, 2005.

(z) Contracts; No Defaults.

(i)        Section 3.1(z) of the TMB Disclosure Letter lists, and TMB has delivered or made available to Parent copies of, each contract and other instrument or document (including any amendment to any of the foregoing);

(A)    evidencing, governing or relating to indebtedness for borrowed money;

(B)	not entered into in the ordinary course of business that involves expenditures or receipts in excess of $100,000;

(C)
that in any way purports to restrict the business activity of TMB or any of its Subsidiaries or to limit the freedom of TMB or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person;

(D)
relating to the acquisition, transfer, development, sharing or license of any TMB Intellectual Property (except for any contract pursuant to which (I) any TMB Intellectual Property is licensed to TMB or any of its Subsidiaries under any third party software license generally available to the public, or (II) any TMB Intellectual Property is licensed by TMB or any of its Subsidiaries to any Person on a non exclusive basis);

(E)    providing for indemnification of any officer, director, employee or agent;

(F)	incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation, other than with respect to customer contracts executed in the ordinary course of business;

(G)    relating to any currency hedging;

   (H)    imposing any confidentiality obligation on TMB or its Subsidiaries or any other Person, or containing “standstill” or similar provisions, except for (i) any such agreements entered into in the ordinary course of business, and (ii) any such agreements related to the strategic alternatives process announced by TMB on November 13, 2006, in respect of which TMB has only provided a copy of the form of agreement used and disclosed the number of parties which executed agreements substantially in that form;

   (I)       to which any Governmental Entity is a party or under which any Governmental Entity has any rights or obligations, or directly or indirectly benefiting any Governmental Entity (including any subcontract or other contract between TMB or any of its Subsidiaries and any contractor or subcontractor to any Governmental Entity);

   (J)      requiring that TMB or any of its Subsidiaries give any notice or provide any information to any Person prior to considering or accepting any TMB Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any TMB Acquisition Proposal or similar transaction; and

   (K)      contemplating or involving the payment or delivery of cash or other consideration in an amount or having a value in excess of $200,000 per annum in the aggregate, or contemplating or involving the performance of services having a value in excess of $200,000 per annum in the aggregate.

Each of the foregoing is a “Material Contract.”

(ii)         Each Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms.

(iii)        Except as set forth in section 3.1(z) of the TMB Disclosure Letter, (A) none of TMB or any of its Subsidiaries has violated or breached, or committed any default under, any Material Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on TMB or any of its Subsidiaries; and, to the knowledge of TMB, no other Person has violated or breached, or committed any default under, any Material Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on TMB or any of its Subsidiaries; and (B) to the knowledge of TMB, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to (I) result in a violation or breach of any of the provisions of any Material Contract, (II) give any Person the right to declare a default or exercise any remedy under any

Material Contract, (III) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract, (IV) give any person the right to accelerate the maturity or performance of any Material Contract, (V) give any Person the right to cancel, terminate or modify any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on TMB or any of its Subsidiaries; and (C) since January 1, 2004, none of the TMB or any of its Subsidiaries has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on TMB or any of its Subsidiaries.

(aa)   Certain Payments. Since January 1, 2000, neither TMB nor any of its Subsidiaries nor any director, officer, agent, or employee of TMB or any of its Subsidiaries or any other Person associated with or acting for or on behalf of TMB or any of its Subsidiaries, has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favourable treatment in securing business, (B) to pay for favourable treatment for business secured, (C) to obtain special concessions or for special concessions already obtained, for or in respect of TMB or any of its Subsidiaries or (D) in violation of any applicable Laws, or (ii) established or maintained any fund or asset that has not been recorded in the books and records of TMB or any of its Subsidiaries.

 (bb)     Interests of Officers and Directors. Except as disclosed in section 3.1(bb) of the TMB Disclosure Letter, none of the officers or directors of TMB or any of its Subsidiaries or their respective affiliates (other than TMB or any of its Subsidiaries) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of TMB or any of its Subsidiaries, or in any supplier, distributor or customer of TMB or any of its Subsidiaries, or any other relationship, contract, agreement, arrangement or understanding with TMB or any of its Subsidiaries, except for the normal rights of a shareholder and rights under TMB Plans and TMB Options. The name of each officer, director and TMB Shareholder beneficially owning 10% or more of TMB’s Common Shares is set forth in section 3.1(bb) of the TMB Disclosure Letter.

 (cc)      Inventory. All inventory of TMB or any of its Subsidiaries, whether or not reflected in the financial statements referred to in section 3.1 (g), consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the financial statements referred to in section 3.1 (g) or on the accounting records of TMB or any of its Subsidiaries as of the Effective Date, as the case may be. All inventories not written off have been priced at the lower of cost or net realizable value on a first in, first out basis. Except as disclosed in section 3.1(cc) of the TMB Disclosure Letter, the quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of TMB or any of its Subsidiaries.

 (dd)     Disclosure. This Agreement and the TMB Disclosure Letter do not, and the certificate referred to in section 5.3(e) will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading. To the knowledge of TMB, there is no fact existing on the date hereof known to TMB that it has not disclosed to Parent in writing or made available for review by Parent as part of its due diligence investigations conducted prior to the date hereof that has had or would have a Material Adverse Effect on TMB or would materially impede the completion of the Arrangement or other transactions contemplated by this Agreement.

  (ee)     No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement, neither TMB nor its Subsidiaries nor any other Person or its Subsidiaries makes any representation or warranty, express or implied, on behalf of TMB and its Subsidiaries with respect to the transactions contemplated by this Agreement.

3.2 Representations and Warranties of Parent

Parent represents and warrants to and in favour of TMB as follows, subject to such exceptions as are disclosed in writing in the Parent Disclosure Letter (each of which exceptions shall indicate the paragraph or sub-paragraph of this section 3.2 to which it applies, and which shall only qualify such indicated paragraph or subparagraph or such other paragraph or subparagraph to which it is reasonably apparent on the face of such disclosure that such disclosure relates) and acknowledges that TMB is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)
Organization. Each of the Parent and its Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares of capital stock and other ownership interests of Parent’s Subsidiaries which are held directly or indirectly by Parent are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by Parent, free and clear of all material liens, claims or encumbrances, except as set forth in Section 3.2(a) of the Parent Disclosure Letter or pursuant to restrictions on transfer contained in constating documents, and there are no outstanding options, rights, entitlements, understandings or commitments (pre-emptive, contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the Parent Subsidiaries.

(b)    Capitalization. The authorized capital stock of Parent consists of

(i)         200,000,000 shares of Common Stock, $0.001 par value per share, of which 31,651,716 were issued and outstanding as of November 3, 2006; and

(ii)        5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock, none of which are issued and outstanding as of November 3, 2006.

As of September 30, 2006 there were 5,424,239 Parent Common Shares reserved, in the aggregate, for issuance in connection with options granted under Parent’s stock incentive plans. As of September 30, 2006, Parent had outstanding options under its stock incentive plans permitting the holders thereof to purchase 3,202,548 Parent Common Shares in the aggregate. Except as described in the preceding sentences of this section 3.2(b), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Parent or any of its Subsidiaries to issue or sell any shares of Parent or any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of Parent, any Parent or any other Person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Parent or any Subsidiary. Except as set forth in Section 3.2(b) of the Parent Disclosure Letter, there have been no Parent Common Shares issued or purchased for cancellation since September 30, 2006. All outstanding Parent Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Parent having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Parent Common Shares on any matter. Except as set forth in Section 3.2(b) of the Parent Disclosure Letter, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of its Subsidiaries.

(c)     Authority and No Violation.

(i)         Parent has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby.

(ii)         This Agreement has been duly executed and delivered by Parent and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(iii)        The Board of Directors of Parent has determined that the Arrangement is fair to the holders of the Parent Common Shares and is in the best interests of Parent.

(iv)        The approval of this Agreement, the execution and delivery by Parent of this Agreement, and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(A)	result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(I)
its or any of its Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance with any party holding an ownership interest in any of its Subsidiaries;

(II)
subject to obtaining the Appropriate Regulatory Approvals relating to Parent, any Laws, judgment or decree except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on Parent; or

(III)
subject to obtaining the Appropriate Regulatory Approvals relating to Parent and except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, any material contract, agreement, license, franchise or permit to which it is party or by which it is bound or is subject or is the beneficiary;

(B)
give rise to any right of termination or acceleration of indebtedness of Parent or any Subsidiary, or cause such indebtedness to come due before its stated maturity or cause any available credit of Parent or any Subsidiary to cease to be available;

(C)
except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any of its Subsidiaries or restrict, hinder, impair or limit its ability to carry on its business in any material respect as and where it is now being carried on; or

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Parent or its Subsidiaries in connection with the execution and delivery of this Agreement, or the consummation by Parent of the transactions contemplated hereby other than (A) the Appropriate Regulatory Approvals relating to Parent, (B) any filings referenced in this Agreement, and (C) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(d)
No Defaults. Subject to obtaining the Appropriate Regulatory Approvals relating to Parent and except as disclosed in Section 3.2(d) of the Parent Disclosure Letter, to the knowledge of Parent, neither Parent nor any of its Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, have a Material Adverse Effect with respect to Parent.

(e)
Absence of Certain Changes or Events. Except as disclosed in Section 3.2(e) of the Parent Disclosure Letter or Publicly Disclosed by Parent, from December 31, 2005 through to the date hereof each of Parent and its Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred:

(i)        a Material Adverse Change with respect to Parent;

   (ii)        any damage, destruction or loss, whether covered by insurance or not, that would reasonably be expected to have a Material Adverse Effect on Parent;

  (iii)        any redemption, repurchase or other acquisition of Parent Common Shares or Parent preferred stock by Parent or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Parent Common Shares or Parent preferred stock;

   (iv)        any acquisition or sale of its property or assets aggregating 10% or more of Parent’s total consolidated property and assets as at September 30, 2006 other than in the ordinary and regular course of business consistent with past practice;

   (v)        any entering into, amendment of, relinquishment, termination or non-renewal by it of any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation, other than in the ordinary and regular course of business consistent with past practice;

(vi)        any resolution to approve a split, combination or reclassification of any of its outstanding shares; or

(vii)       any change in its accounting methods, principles or practices.

(f)
Financial Statements. The audited consolidated financial statements for Parent as at and for each of the 12-month periods ended December 31, 2005 and 2004 and the unaudited consolidated financial statements for nine months ended September 30, 2006 have been prepared in accordance with United States generally accepted accounting principles, the requirements of applicable Governmental Entities and applicable securities Laws; such financial statements present fairly, in all material respects, the consolidated financial position and results of operations of Parent and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby.

(g)
Reports. Parent has on a timely basis, since January 1, 2004, filed all forms, reports, and documents required to be filed by it with the SEC under the Exchange Act including Form 10-K, Form 10-Q, all proxy statements relating to Parent’s meetings of shareholders, and all certifications and statements required by Rule 13a-14 or 15d-14 under the Exchange Act or 18 U.S.C. § 1350 (Section 906 of SOX) (collectively, the “Parent SEC Reports”). The Parent SEC Reports (x) were prepared in accordance with the requirements of the 1933 Act and the Exchange Act and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Parent maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act.

(h)    Parent Common Shares. The Parent Common Shares to be issued pursuant to the Arrangement or upon the exercise from time to time of the TMB Warrants or upon the exercise from time to time of the Replacement Options will, in all cases, be duly and validly issued by Parent on their respective dates of issue as fully paid and non-assessable shares.

(i)     Compliance with Laws. Except as disclosed in Section 3.2(i) of the Parent Disclosure Letter or Publicly Disclosed by Parent, Parent and the Parent Subsidiaries have complied with and are not in violation of any applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Without limiting the generality of the foregoing, all securities of Parent (including all options, rights or other convertible or exchangeable securities) have been issued in compliance in all material respects with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable securities Laws. Parent is in compliance in all material respects with the applicable listing standards of the Nasdaq Stock Market.

(j)     Litigation, Etc. Except as disclosed in Section 3.2(j) of the Parent Disclosure Letter or Publicly Disclosed by Parent, there is no claim, action, proceeding or investigation (including any native land claims) pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries before any court or Governmental Entity that would reasonably be expected to have a Material Adverse Effect on Parent, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Parent nor any of its Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Parent or that would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(k)    Intellectual Property. Except as set forth in Section 3.2(k) of the Parent Disclosure Letter:

(i)         Parent or a Parent Subsidiary owns or has the right to use pursuant to valid license, sublicense, contract or permission all Intellectual Property necessary or desirable for their operations as presently conducted. Each item of Intellectual Property owned or used by Parent or a Parent Subsidiary immediately prior to the Closing will continue to be owned or available for use on identical terms and conditions immediately subsequent to the Closing. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not (A) constitute a breach of any instrument or Contract governing any Intellectual Property, (B) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Intellectual Property or (C) impair the right to use, sell or license any Intellectual Property or portion thereof.

(ii)        To the knowledge of Parent, neither Parent nor any Parent Subsidiary has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of any third party. To the knowledge of Parent, neither the provision of any service nor the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold by Parent or any Parent Subsidiary violates any license or Contract between Parent or any Parent Subsidiary and any third party or infringes any third party intellectual property rights. Since January 1, 2005, neither Parent nor any Parent Subsidiary has received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Parent or a Parent Subsidiary must license or refrain from using any Intellectual Property rights of any third party).

(l)          Books and Records. The books, records and accounts of Parent and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; and (iii) accurately and fairly reflect the basis for Parent consolidated financial statements.

(m)        Restrictions on Business Activities. Except as set forth in Section 3.2(m) of the Parent Disclosure Letter or Publicly Disclosed by Parent, there is no agreement, judgment, injunction, order or decree binding upon Parent or any Parent Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(n)        Licences, Etc. Except as disclosed in Section 3.2(n) of the Parent Disclosure Letter, Parent and each Parent Subsidiary owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted except for such failure that would individually or in the aggregate not have a Material Adverse Effect on Parent.

(o)        Brokers. No broker, finder or investment banker (other than J.P. Morgan Securities, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Arrangement based on arrangements made by or on behalf of Parent. The fees and commissions payable to J.P. Morgan Securities, Inc. are set forth in Section 3.2(o) of the Parent Disclosure Letter.

(p)        No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement, neither Parent or its Subsidiaries nor any other Person or its Subsidiaries makes any representation or warranty, express or implied, on behalf of Parent and its Subsidiaries with respect to the transactions contemplated by this Agreement.

3.3 Survival

For greater certainty, the representations and warranties of TMB and Parent contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of another party to this Agreement.

ARTICLE 4

COVENANTS

4.1 Retention of Goodwill

During the Pre-Effective Date Period, each of TMB and Parent will, subject to the fact that a transaction involving its business is contemplated hereby, continue to carry on its business and those of its Subsidiaries in a manner consistent with prior practice, working to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment.

4.2 Covenants of TMB

(a) TMB covenants and agrees that, until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of Parent to any deviation therefrom, or (ii) with respect to any matters which are disclosed in Section 4.2 of the TMB Disclosure Letter; or (iii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of TMB and Parent contemplated hereby, TMB will, and will cause its Subsidiaries to:

(i)        carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of such of its present officers and employees and others having business dealings with it as is required to maintain its goodwill and business;

(ii)       not commence to undertake a substantial expansion of its business facilities or an expansion that is out of the ordinary and regular course of business consistent with prior practice in light of current market and economic conditions;

(iii)       not split, combine or reclassify any of the outstanding shares of TMB nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of TMB;

(iv)       not amend the articles or by-laws of TMB or amend the articles or by-laws of any Subsidiary;

(v)       not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or of any Subsidiary thereof or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for the issuance of TMB Common Shares pursuant to fully vested TMB Options, TMB Warrants and deferred stock units granted prior to the date hereof;

(vi)       not, whether through its Board of Directors or otherwise, accelerate the vesting of any unvested TMB Options or otherwise amend, vary or modify the TMB Stock Option Plan;

(vii)      not reorganize, amalgamate or merge TMB or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing any of the voting securities or any of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(viii)    except with respect to the sale of assets of TMB or any Subsidiary in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any assets;

(ix)       not guarantee the payment of indebtedness, incur indebtedness for money borrowed, issue or sell any debt securities or change the terms of any outstanding indebtedness;

(x)        carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on TMB or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(xi)   not, and cause each of its Subsidiaries not:

(A)
other than pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, any officers or directors of it; or

(B)
other than pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

(xii)      not, and will cause its Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

(xiii)     not: (A) satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the financial statements of TMB and its Subsidiaries or disclosed in the TMB Disclosure Letter, which are, individually or in the aggregate, material; (B) grant any waiver, exercise any option or relinquish any contractual rights; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xiv)     use its reasonable commercial efforts (or cause each of its Subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xv)     except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Laws, not, and will cause its Subsidiaries not to, enter into or modify in any respect any contract, license, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would have a Material Adverse Effect on TMB;

(xvi)    incur or commit to capital expenditures prior to the Effective Date only in the ordinary course consistent with past practice and not, in any event, exceeding US$50,000, individually or in the aggregate;

(xvii)    not make any changes to existing accounting or material business practices relating to TMB or any Subsidiary except as required by applicable Law or required by generally accepted accounting principles or make any material tax election inconsistent with past practice;

(xviii)   not take any step or effect any transaction that would adversely affect the carry forward by TMB or its Subsidiaries of losses and credits under the Income Tax Act; and

(xix)     promptly advise Parent orally and, if then requested, in writing:

(A)
of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of TMB contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)    of any Material Adverse Change in respect of TMB; and

(C)    of any material breach by TMB of any covenant or agreement contained in this Agreement; and

(b)
TMB shall and shall cause its Subsidiaries to perform all obligations required or desirable to be performed by TMB or any of its Subsidiaries under this Agreement, co-operate with Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, TMB shall and where appropriate shall cause its Subsidiaries to:

(i)        use all reasonable efforts to obtain the approvals of holders of TMB Common Shares to the Arrangement, subject, however, to the exercise by the Board of Directors of TMB of its fiduciary duties as provided herein;

(ii)       subject to the last sentence of section 4.5(a), not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the TMB Meeting without Parent’s prior written consent except as required by Law or, in the case of adjournment, as may be required by the TMB Shareholders as expressed by majority resolution;

(iii)       use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 5;

(iv)      apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to TMB or any of its Subsidiaries and, in doing so, to keep Parent fully informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing Parent the opportunity to attend meetings with any Governmental Entity (to the extent reasonable in the circumstances and to the extent not prohibited under Applicable Laws) and with providing Parent with copies of all related applications and notifications, in draft form, in order for Parent to provide its reasonable comments;

(v)        apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

(vi)      carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply with all requirements which applicable Laws may impose on TMB or its Subsidiaries with respect to the transactions contemplated thereby and by the Arrangement;

(vii)      diligently defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(viii)     use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(ix)       effect all necessary registrations, filings and submissions of information required by Governmental Entities from TMB or any of its Subsidiaries; and

(x)       use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by TMB or a Subsidiary from other parties to loan agreements, leases or other contracts to consummate the transactions contemplated hereby, where the failure to obtain any such waivers, consents or approvals would materially and adversely affect the ability of TMB or its Subsidiaries to consummate the transactions contemplated hereby.

(c)
The Board of Directors of TMB shall recommend to the holders of Common Shares and the holders of TMB Options the approval of the Arrangement Resolution, provided that notwithstanding any other provisions of this Agreement, the Board of Directors of TMB may withdraw, modify or change its recommendation if such withdrawal, modification or change is permitted by, and made, in accordance with, the provisions of sections 4.4 and 4.5 prior to the approval of the Arrangement Resolution by the holders of Common Shares and the holders of TMB Options.

(d)
Holders of TMB Common Shares may exercise their Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Section 3.1 of the Plan of Arrangement. TMB shall give Parent (i) prompt notice of any written demands of Dissent Rights, withdrawals of such demands, and any other instruments received by it from TMB Shareholders and shall promptly provide Parent with a copy of any exercise or purported exercise of Dissent Rights by any TMB Shareholders and written communications with any TMB Shareholders exercising or purporting to exercise their Dissent Rights; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of

Parent, except as required by applicable law, TMB shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

(e)
From the date hereof to the earlier of the Effective time and date upon which this Agreement is terminated in accordance with Article 6, TMB shall not dispose of any of its shares of any of its Subsidiaries and shall cause each of its Subsidiaries to:

(i)    not issue any additional securities to any person other than TMB or a Subsidiary of TMB; and

   (ii)    co-operate with and assist TMB and Parent in such other ways to the extent practicable to implement the Arrangement on the terms set forth herein and in the Plan of Arrangement.

(f)	TMB shall use all reasonable efforts to obtain all licences for the distribution of its products on or before the Effective Date.

(g)
TMB shall use commercially reasonable efforts to cause each Person who is or becomes (or may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the 1933 Act) of TMB to execute and deliver to Parent, prior to the Effective Date, an Affiliate Agreement in the form of Schedule G.

4.3 Covenants of Parent

Parent hereby covenants and agrees (and, if applicable, shall cause its Subsidiaries):

(a)
to perform all obligations required or desirable to be performed by it under this Agreement, co-operate with TMB in connection therewith, and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(i)         apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to Parent, and, in doing so, to keep TMB reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing TMB with copies of all related applications and notifications, in draft form, in order for TMB to provide its reasonable comments;

(ii)         use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 5;

(iii)        defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iv)        use its reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Parent which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(v)        effect all necessary registrations, filings and submissions of information required by Governmental Entities from Parent or its Subsidiaries;

(vi)        cause Parent to reserve a sufficient number of Parent Common Shares for issuance upon the completion of the Arrangement and the exercise from time to time of the TMB Warrants and the exercise from time to time of Converted Parent Options; and

(viii)      following the date on which each such registration statement is declared effective by the SEC, use its commercially reasonable efforts to keep the Form S-8 in effect and comply with such Laws so as to permit the continuance of offers, sales and dealings in the Parent Common Shares for which the Converted Parent Options are exercisable for so long as the Converted Parent Options remain outstanding;

(b)
to use its reasonable efforts to cause the TMB Common Shares to be de-listed from the Toronto Stock Exchange and de-registered under the Exchange Act and TMB to cease to be a reporting issuer under securities legislation in Canada as soon as practicable after the Effective Time;

(c)
carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Parent or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(d)
in connection with the consummation of the transactions contemplated hereby and by the Arrangement, use its reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Parent or a Subsidiary of Parent from other parties to loan agreements, leases or other contracts;

(e)	until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, Parent will promptly advise TMB orally and, if then requested, in writing:

(i)         of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Parent contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

              (ii)        of any Material Adverse Change in respect of Parent; and

              (iii)       of any material breach by Parent of any covenant or agreement contained in this Agreement.

4.4 TMB Covenants Regarding Non-Solicitation

(a)
Subject to section 4.5(a), TMB shall not, directly or indirectly, through any officer, director, employee, representative or agent of TMB or any of its Subsidiaries, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding a TMB Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any TMB Acquisition Proposal, (iii) withdraw or modify in a manner adverse to Parent the approval, recommendation or declaration of advisability of the Board of Directors of TMB of the transactions contemplated hereby (it being understood that failing to affirm the approval or recommendation of the Board of Directors of TMB of the transactions contemplated hereby within fifteen Business Days after a TMB Acquisition Proposal has been publicly announced shall be considered an adverse modification if such failure occurs prior to the TMB Meeting), (iv) approve or recommend any TMB Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any TMB Acquisition Proposal. Notwithstanding the preceding part of this section 4.4(a) and any other provision of this Agreement, nothing shall prevent the Board of Directors of TMB prior to the approval of the Arrangement by the TMB Shareholders from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to section 4.4(c), regarding a bona fide written TMB Acquisition Proposal that was not solicited after November 17, 2006 and that did not otherwise result from a breach of this section 4.4(a) and that the Board of Directors of TMB determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or is reasonably likely to result in a TMB Superior Proposal; provided, however, that prior to taking such action, the Board of Directors of TMB must receive advice of outside counsel that the taking of such action by the TMB Board of Directors is not inconsistent with the proper discharge of its fiduciary duties. TMB shall not consider, negotiate, accept, approve or recommend a TMB Acquisition Proposal or provide information to any Person proposing a TMB Acquisition Proposal after the date of the approval of the Arrangement by the TMB Shareholders. TMB shall, and shall cause the officers, directors, employees, representatives and agents of TMB and its Subsidiaries to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a TMB Acquisition Proposal.

(b)
TMB shall promptly (and in any event within 24 hours) notify Parent at first orally and then in writing, of any TMB Acquisition proposal and any inquiry that could lead to a TMB Acquisition Proposal or any amendments to the foregoing, or any request for information relating to TMB or any of its Subsidiaries in connection with a TMB Acquisition Proposal or for access to the properties, books or records of TMB or any of its Subsidiaries by any Person that informs TMB or such Subsidiary that it is considering making, or has made, a TMB Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Parent may reasonably request. TMB shall (i) keep Parent fully informed of the status including any change to the material terms of any such TMB Acquisition Proposal or inquiry and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to TMB or any of its Subsidiaries from any Person in connection with any TMB Acquisition Proposal or sent or provided by TMB to any Person in connection with any TMB Acquisition Proposal.

(c)
If TMB receives a request for information from a Person which has made a bona fide written TMB Acquisition Proposal that was not solicited after November 17, 2006 and TMB is permitted, as contemplated under the second sentence of Section 4.4(a), to negotiate the terms of such TMB Acquisition Proposal, then, and only in such case, the Board of Directors of TMB may, subject to such Person having executed a confidentiality agreement containing confidentiality provisions substantially similar to those contained in the Confidentiality Agreement, provide such Person with access to information regarding TMB; provided, however, that the Person making the TMB Acquisition Proposal shall not be precluded under such confidentiality agreement from making the TMB Acquisition Proposal (but not any material amendment thereto) and provided further that TMB sends a copy of any such confidentiality agreement to Parent promptly upon its execution and Parent is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such person was provided.

(d)
TMB shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this section 4.4, and it shall be responsible for any breach of this section 4.4 by its officers, directors, employees, financial advisors or other advisors or representatives.

4.5 Notice of Superior Proposal Determination

(a)
Notwithstanding section 4.4, TMB may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a TMB Superior Proposal prior to the approval of the Arrangement by the TMB Shareholders and terminate this Agreement if, and only if, (i) it has provided Parent with a copy of the TMB Superior Proposal document, (ii) five (5) Business Days shall have elapsed from the later of (x) the date Parent received written notice (the “Section 4.5 Notice”) advising Parent that TMB’s Board of Directors has resolved, subject only to compliance with this section 4.5(a) and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such TMB Superior Proposal, specifying the terms and conditions of such TMB Superior Proposal and identifying the Person making such TMB Superior Proposal, and (y) the date Parent received a copy of such TMB Superior Proposal, (iii) the Board of Directors of TMB has determined in good faith (after consultation with outside legal counsel) that the taking of such action the Board of Directors of TMB is not inconsistent with its fiduciary duties or contrary to applicable Laws, (iv) taking into account any revised proposal made by Parent since receipt of the Section 4.5 Notice, such TMB Superior Proposal remains a TMB Superior Proposal and the Board of Directors of TMB has again made the determination referred to in this section 4.5 and (v) it has previously or concurrently will have (A) paid to Parent the break fee payable under section 6.4 and (B) terminated this Agreement pursuant to section 6.3. Any information provided by TMB to Parent pursuant to this section 4.5(a) or pursuant to section 4.4 shall constitute “Information” under section 4.6(b). In the event that TMB provides Parent with a Section 4.5 Notice on a date that is less than five Business Days prior to the TMB Meeting, Parent shall adjourn the TMB Meeting (without notice on the Arrangement or any related matters) to a date that is not less than five Business Days and not more than ten Business Days after the date of the Section 4.5 Notice.

(b)
During such five (5) Business Day period, TMB agrees that Parent shall have the right, but not the obligation, to offer to amend the terms of this Agreement, including without limitation, by changing the structure of the transaction from a plan of arrangement to a take-over bid or other similar transaction. The Board of Directors of TMB will review any offer by Parent to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Parent’s offer upon acceptance by TMB would result in such TMB Superior Proposal ceasing to be a TMB Superior Proposal. If the Board of Directors of TMB so determines, it will enter into an amended agreement with Parent reflecting Parent’s amended proposal. If the Board of Directors of TMB continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such TMB Superior Proposal remains a TMB Superior Proposal and therefore rejects Parent’s amended proposal, TMB may terminate this Agreement pursuant to section 6.3(c)(iv); provided, however, that TMB must concurrently pay to Parent the break fee payable to Parent under section 6.4 and must concurrently with termination enter into a definitive agreement with respect to such TMB Superior Proposal. TMB acknowledges and agrees that payment of the break fee payable under section 6.4 is a condition to valid termination of this Agreement under section 6.3(c)(iv) and this section 4.5(b). TMB also acknowledges and agrees that each successive modification of any TMB Acquisition

Proposal shall constitute a new TMB Acquisition Proposal for purposes of section 4.4 (a) and the requirement under section 4.5 (a) (ii) to initiate an additional five Business Days’ notice period.

4.6 Access to Information

(a)
Subject to sections 4.6(b) and (c) and applicable Laws, upon reasonable notice, TMB shall (and shall cause each of its Subsidiaries to) afford Parent’s officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, TMB shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all information concerning TMB’s business, properties and personnel as Parent may reasonably request. Subject to sections 4.6(b) and (c) and applicable Laws, upon reasonable notice, Parent shall afford TMB’s Representatives access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Parent shall (and shall cause each of its Subsidiaries to) furnish promptly to TMB all information concerning Parent’s business, properties and personnel as TMB may reasonably request. Nothing in the foregoing shall require Parent or TMB to disclose to the other information subject to a written confidentiality agreement with third parties or customer-specific or competitively sensitive information relating to areas or projects where Parent and TMB are in direct competition.

(b)
In accordance with the Confidentiality Agreement, each of Parent and TMB acknowledges that certain information provided to it under section 4.6(a) above will be non-public and/or proprietary in nature (the “Information”). Except as permitted below, each of Parent and TMB will keep Information confidential and will not, without the prior written consent of the other, disclose it, in any manner whatsoever, in whole or in part, to any other Person, and will not use it for any purpose other than to evaluate the transactions contemplated by this Agreement. Each of Parent and TMB will make all reasonable, necessary and appropriate efforts to safeguard the Information from disclosure to anyone other than as permitted hereby and to control the copies, extracts or reproductions made of the Information. The Information may be provided to the Representatives of each of Parent and TMB who require access to the same to assist it in proceeding in good faith with the transactions contemplated by this Agreement and whose assistance is required for such purposes, provided that it has first informed such Representatives to whom Information is provided that the Representative has the same obligations, including as to confidentiality, restricted use and otherwise, that it has with respect to such Information. This provision shall not apply to such portions of the Information that: (i) are or become generally available to the public otherwise than as a result of disclosure by a party or its Representatives; or (ii) become available to a party on a non-confidential basis from a source other than, directly or indirectly, the other party or its Representatives, provided that such source is not to the knowledge of the first party, upon reasonable inquiry, prohibited from transmitting the Information by a contractual, legal or fiduciary obligation; (iii) were known to a party or were in its possession on a non-confidential basis prior to being disclosed to it by the other party or by someone on its behalf; or (iv) are required by applicable Laws or court order to be disclosed. The provisions of this section 4.6(b) shall survive the termination of this Agreement.

(c)
The parties acknowledge that certain Information may be competitively sensitive and that disclosure thereof shall be limited to that which is reasonably necessary for the purpose of (i) preparing submissions or applications in order to obtain the Appropriate Regulatory Approvals, (ii) preparing the Circular, (iii) avoiding conflicts and (iv) integrating the operations of Parent and TMB. If any material is withheld by TMB or any of its Subsidiaries because of the confidential nature of such material, or otherwise, TMB or such Subsidiary shall inform Parent as to the general nature of what is being withheld and such information may, in the discretion of TMB, acting reasonably, be disclosed to external advisors of Parent.

4.7 Closing Matters

Parent and TMB shall deliver, at the closing of the transactions contemplated hereby, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

4.8 Indemnification

(a)
Parent agrees that all rights to indemnification or exculpation now existing in favour of the directors or officers of TMB or any Subsidiary as provided in its articles of incorporation or by-laws or under any agreement in effect on the date hereof or otherwise under Applicable Law shall survive the Arrangement and shall continue in full force and effect until the earlier of the expiration of the applicable statute of limitations with respect to any claims against directors or offices of TMB arising out of such acts or omissions and the sixth anniversary of the Effective Date, and Parent hereby assumes, effective upon consummation of the Arrangement, all such liability with respect to any matters arising prior to the Effective Time.

(b)
There shall be maintained in effect, for not less than five years from the Effective Time, coverage substantially equivalent to that in effect under the current policies of the directors’ and officers’ liability insurance maintained by TMB, which is no less advantageous, and with no gaps or lapses in coverages with respect to matters occurring prior to the Effective Time; provided that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual amount currently paid by TMB and if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated only to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost. Alternatively, notwithstanding any other provision of this Agreement, TMB shall, at the request of Parent, purchase, as an extension of TMB’s current insurance policies, prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in TMB’s current insurance policies) for up to five years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, and any such policy purchased by TMB shall cover the interest of Parent in respect of its indemnification obligations under this section 4.8.

4.9 Section 3(a)(10) Exemption

In the event that, due to an amendment to the 1933 Act, a change in the SEC’s interpretation of the 1933 Act or a decision of a court which provides that orders of Canadian courts such as the Final Order do not qualify under Section 3(a)(10) of the 1933 Act, the exemption from registration under Section 3(a)(10) of the 1933 Act is not available for any reason to exempt the issuance of the Parent Common Shares in accordance with the Arrangement from the registration requirements of the 1933 Act, then Parent shall take all necessary action to file a registration statement on Form S-4 (or on such other form that may be available to Parent) in order to register the Parent Common Shares, and shall use its reasonable commercial efforts to cause such registration statement to become effective at or prior to the Effective Time.

4.10 Certain Employment Matters

On the Effective Time and for a period not less than one year after the Effective Time, employees of TMB and its Subsidiaries shall be provided employee benefits, plans and programs which in the aggregate generally no less favourable than those available to such employees under the TMB Plans on the date hereof. For purposes of eligibility to participate and vesting, waiting periods, pre-existing conditions and similar purposes (but not benefit accrual attributable to the period before the Effective Time) in benefits generally provided to employees, Parent shall use reasonable efforts to ensure the employees of TMB and its Subsidiaries will be credited with their years of service with TMB and its Subsidiaries and prior employers, to the extent such service is taken into account under current plans of TMB and its Subsidiaries, and to the extent permitted by the applicable issuer. Nothing in this Section 4.10 shall be construed as restricting the ability of Parent or its Subsidiaries to establish such types and levels of compensation and benefits or to modify or terminate such compensation or benefits as they determine to be appropriate from time to time and/or restricting the ability of Parent or its Subsidiaries to terminate any employee’s employment in accordance with the governing legislation and common law.

4.11 Proxies received and Dissent Notices

TMB shall advise Parent:

(a)
as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the TMB Meeting, as to the aggregate tally of the proxies and votes received in respect of the TMB Meeting; and

(b)	of any written notice of dissent, withdrawal of such notice, and any other instruments received by TMB pursuant to the Dissent Rights.

ARTICLE 5

CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Parent and TMB:

(a)
the Arrangement shall have been approved at the TMB Meeting by not less than two-thirds of the votes cast by the TMB Shareholders and holders of TMB Options voting as a single class who are represented at the TMB Meeting;

(b)	the Arrangement shall have been approved at the TMB Meeting in accordance with any conditions in addition to those set out in section 5.1(a) which may be imposed by the Interim Order;

(c)
the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of TMB and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)
there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature brought by a Governmental Entity in progress or threatened and that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof;

(e)    this Agreement shall not have been terminated pursuant to Article 6;

(f)
the Parent Common Shares issuable directly pursuant to the Arrangement or issuable upon exercise of the TMB Warrants from time to time or issuable upon exercise of the Converted Parent Options from time to time, shall have been approved for listing on the Nasdaq Stock Market, subject to notice of issuance; and

(g)
all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, shall have expired or been terminated, and all other consents, waivers, permits, orders and approvals of any Governmental Entity (including the Appropriate Regulatory Approvals) and of any other third party having the right to consent to the Arrangement (other than those consents referred to in section 3.1(c) hereof), and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would constitute a criminal offense, or would have a Material Adverse Effect on Parent or TMB, as the case may be, shall have been obtained or received on terms that will not have a Material Adverse Effect on Parent and/or TMB; there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity (i) seeking to prohibit or restrict the acquisition by Parent or any of its Subsidiaries of any TMB Common Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from TMB or Parent any damages that are material in relation to TMB and its Subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by Parent or any of its Subsidiaries of any material portion of the business or assets of TMB or any of its Subsidiaries or to compel Parent or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of TMB or any of its Subsidiaries, as a result of the Plan of Arrangement, (iii) seeking to impose limitations on the ability of Parent or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any TMB Common Shares, including the right to vote TMB Common Shares purchased by it on all matters properly presented to the shareholders of TMB, or (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of TMB and its Subsidiaries.

5.2 Additional Conditions Precedent to the Obligations of Parent

The obligations of Parent to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for Parent’s exclusive benefit and may be waived by Parent):

(a)	all covenants of TMB under this Agreement to be performed on or before the Effective Date shall have been duly performed by TMB in all material respects;

(b)
the representations and warranties of TMB contained in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date when made and at and as of the Effective Date, as though such representations and warranties were made at and as of such date (other than those representations and warranties that address matters as of particular dates which shall be true and correct at and as of such dates) and the representations and warranties of TMB contained in this Agreement that are not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects as of the date when made and at and as of the Effective Date as though then made (other than those representations and warranties that address matters as of particular dates which shall be true and correct at and as of such particular dates);

(c)
between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to TMB or any event, occurrence or development which would materially and adversely affect the ability of TMB to consummate the transactions contemplated hereby ;

(d)
the Board of Directors of TMB shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by TMB and its Subsidiaries to permit the consummation of the Arrangement;

(e)
Parent shall have received a certificate of TMB addressed to Parent and dated the Effective Date, signed on behalf of TMB by a senior executive officer of TMB, confirming that the conditions in sections 5.2 (a) and (b) have been satisfied as at the Effective Date and setting out to a date within 5 days of the Effective Date an update of the accounts receivable aging list and the accounts payable list referred to in section 3.1(x);

(f)
the holders of not more than 5% of all issued and outstanding TMB Shares shall have exercised their Dissent Rights (and shall not have lost or withdrawn such rights as of the Effective Date) in respect of the Arrangement;

(g)	the Circular shall have been mailed to the TMB Shareholders by the Mailing Date and, subject to section 4.5 (a) the TMB Meeting shall have been held on or before the Meeting Date;

    (h)    Parent shall have received from TMB and its Subsidiaries the signed resignation, effective as of the Effective Date, of such of the directors of TMB and such of the directors and officers of such Subsidiaries as shall have been specified by Parent to TMB prior to the Effective Date; and

    (i)     all eligible participants in TMB’s Deferred Share Unit Plan (“DSUP”) shall have elected in writing to receive, and shall have received from TMB, either (A) a lump sum cash payment equal to the number of deferred share units credited to his or her account as of the Effective Date, or (B) TMB Common Shares equal to the whole number of deferred share units credited to his or her account as of the Effective Date, and TMB shall have cancelled the DSUP.

Parent may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Parent with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Parent in complying with its obligations hereunder.

5.3 Additional Conditions Precedent to the Obligations of TMB

The obligations of TMB to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of TMB and may be waived by TMB):

(a)	all covenants of Parent under this Agreement to be performed on or before the Effective Date shall have been duly performed by Parent in all material respects;

(b)
The representations and warranties of Parent contained in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date when made and at and as of the Effective Date, as though such representations and warranties were made at and as of such date (other than those representations and warranties that address matters as of particular dates which shall be true and correct at and as of such dates) and the representations and warranties of Parent contained in this Agreement that are not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects as of the date when made and at and as of the Effective Date as though then made (other than those representations and warranties that address matters as of particular dates which shall be true and correct at and as of such particular dates);

(c)
between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to Parent or any event, occurrence or development which would materially and adversely affect the ability of Parent to consummate the transactions contemplated hereby;

(d)
the Board of Directors of Parent shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Parent to permit the consummation of the Arrangement and the issue of Parent Common Shares pursuant to the Arrangement and upon the exercise from time to time of the TMB Warrants and the exercise from time to time of the Converted Parent Options; and

(e)
TMB shall have received a certificate of Parent addressed to TMB and dated the Effective Date, signed on behalf of Parent by a senior executive officer of Parent, confirming that the conditions in sections 5.3(a) and (b) have been satisfied as at the Effective Date.

TMB may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by TMB with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by TMB in complying with its obligations hereunder.

5.4 Notice and Cure Provisions

Parent and TMB will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of the other party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)	result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

Neither Parent nor TMB may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in sections 5.1, 5.2 and 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order for acceptance by the Director, Parent or TMB, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Parent or TMB, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Parent or TMB, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement as a result thereof until the earlier of Drop Dead Date and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of TMB Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated.

5.5 Satisfaction of Conditions

The conditions precedent set out in sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Parent and TMB, a certificate of arrangement in respect of the Arrangement is issued by the Director.

ARTICLE 6

AMENDMENTAND TERMINATION

6.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the TMB Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a)     change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)      waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such change, waiver or modification does not invalidate any required security holder approval of the Arrangement.

6.2 Mutual Understanding Regarding Amendments

(a)
The parties will continue, from and after the date hereof and through and including the Effective Date, to use their respective reasonable efforts to maximize present and future financial and tax planning opportunities for the shareholders of TMB, and for Parent and for TMB as and to the extent that the same shall not prejudice any party or its security holders. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)
The parties agree that if Parent or TMB, as the case may be, proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with Parent or TMB, as the case may be, so that such amendment can be effected subject to applicable Laws and the rights of the security holders.

6.3 Termination

(a)
If any condition contained in sections 5.1 or 5.2 is not satisfied at or before the Effective Date to the satisfaction of Parent, then Parent may by notice to TMB terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of Parent arising from any breach by TMB but for which the condition would have been satisfied.

(b)
If any condition contained in sections 5.1 or 5.3 is not satisfied at or before the Effective Date to the satisfaction of TMB, then TMB may by notice to Parent terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided, but without detracting from the rights of TMB arising from any breach by Parent but for which the condition would have been satisfied.

(c)     This Agreement may be terminated:

   (i)     by the mutual agreement of TMB and Parent (without further action on the part of TMB’s shareholders if terminated after the holding of TMB Meeting);

   (ii)     by either TMB or Parent, if there shall be passed any Law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining Parent or TMB from consummating the transactions contemplated by this Agreement is entered and such injunction, order or decree has become final and non-appealable;

   (iii)    by Parent if (A) the Board of Directors of TMB shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Parent its approval or recommendation of this Agreement or the Arrangement or shall have recommended a TMB Acquisition Proposal or (B) through the fault of TMB (whether by commission or omission), this Arrangement is not submitted for the approval of TMB Shareholders at the TMB Meeting by the Meeting Date;

(iv)    by TMB in order to enter into a definitive written agreement with respect to a TMB Superior Proposal, subject to compliance with section 4.5(a) and the payment of any fee required to be paid pursuant to section 6.4(a);

(v)      by TMB or Parent if TMB Shareholder approval shall not have been obtained by reason of the failure to obtain the required vote at the TMB Meeting;

(vi)      by Parent if TMB fails to satisfy the conditions set out in section 5.2(g) in respect of the Mailing Date and the Meeting Date;

in each case, prior to the Effective Date.

(d)
If the Effective Date does not occur on or prior to the Drop Dead Date, then this Agreement may be terminated by Parent or TMB giving notice of termination to the other, at which point this Agreement shall terminate on the date such notice is deemed to be received.

(e)
If this Agreement is terminated in accordance with the foregoing provisions of this section 6.3, no party shall have any further liability to perform its obligations hereunder except as provided in section 6.4 and as otherwise contemplated hereby, and provided that, subject to section 6.5, neither the termination of this Agreement nor anything contained in this section 6.3(e) shall relieve any party from any liability for any material breach by it of this Agreement.

6.4 Break Fee
(a) If:

        (i)       TMB shall terminate this Agreement pursuant to section 6.3(c)(iv);

       (ii)       Parent shall terminate this Agreement pursuant to section 6.3(c)(iii) or (vi); or

(iii)       either TMB or Parent shall terminate this Agreement pursuant to section 6.3(c)(v) in circumstances where TMB Shareholder approval has not been obtained at the TMB Meeting and (x) a bona fide TMB Acquisition Proposal has been made by any person other than Parent prior to the TMB Meeting and not withdrawn more than five days prior to the vote of TMB Shareholders and (y) TMB enters into an agreement with respect to a TMB Acquisition Proposal, or a TMB Acquisition Proposal is consummated, after the date hereof and prior to the expiration of twelve months following the termination of this Agreement;

then in any such case TMB shall pay to Parent Cdn $3 million in immediately available funds to an account designated by Parent. Such payment shall be due (A) in the case of a termination specified in clause (i), at or prior to the termination of this Agreement, (B) in the case of a termination specified in clause (ii), within five Business Days after written notice of termination by Parent or (C) in the case of a termination specified in clause (iii), at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. TMB shall not be obligated to make more than one payment pursuant to this section 6.4(a). Any payment of expenses under section 6.4(b) shall be credited against the payment due under this section 6.4(a).

(b)
If the holders of TMB Common Shares shall fail to approve the Arrangement at the TMB Meeting, and provided that prior to the TMB Meeting (i) there shall have been no material breach of this Agreement by Parent, and (ii) no Material Adverse Effect in respect of Parent shall have occurred, then at 11:00 a.m., Toronto, Ontario time, on the first Business Day following the TMB Meeting, TMB shall reimburse Parent for Parent’s out-of-pocket costs and expenses in connection with the transaction contemplated by this Agreement, not to exceed Cdn $2 million which shall be paid in immediately available funds to an account designated by Parent.

6.5 Effect of Break Fee Payment

For greater certainty, the parties hereto agree that if a party pays to another party amounts required by section 6.4 as a result of the occurrence of any of the events referenced in section 6.4, the parties to this Agreement shall have no other remedy for any breach of this Agreement by the party making such payment.

6.6 Withholding Tax

TMB, Parent and the Depositary shall be entitled to deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Income Tax Act (Canada) or any other applicable Law relating to Taxes. To the extent amounts are so deducted and withheld and paid to the appropriate Governmental Entity such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the Person to whom the amount would otherwise be payable. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Person exceeds the cash portion of the consideration otherwise payable to the Person, TMB, Parent and the Depositary are hereby authorized to sell or otherwise dispose on behalf of the Person such portion of the consideration as is necessary to provide sufficient funds to TMB, Parent or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and TMB, Parent or the Depositary shall notify the Person and remit to the Person any unapplied balance of the net proceeds of such sale.

6.7 Remedies

Subject to section 6.5, the parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

ARTICLE 7

GENERAL

7.1 Investigation

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

7.2 Non-survival of Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant to hereto shall terminate at the Effective Time, except that the covenants and agreements set forth in sections 4.8 and 4.10 shall survive the Effective Time.

7.3 Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)     If to Tm Bioscience Corporation, at:

439 University Avenue
Suite 900
Toronto, Ontario
M5G 1Y8

Attention: Gregory C. Hines
Telecopier No.: (416) 593-1066

with a copy (which shall not constitute Notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Curtis Cusinato and Kenneth Pogrin
Telecopier No.: (416) 947-0866

(b)    If to Parent at:

Luminex Corporation
12212 Technology Blvd.
Austin, TX 78727

Attention: Patrick J. Balthrop
Telecopier No.: (512) 219-6325

with copies (which shall not constitute notice) to:

Bass, Berry & Sims PLC
Amsouth Center
Suite 2700
315 Deaderick Street
Nashville, TN 37238

Attention: Howard H. Lamar III
Derek S. Hughey

                Telecopier No.: (615) 742-2709

and to:

Blake, Cassels & Graydon LLP
World Exchange Plaza
20th Floor
45 O’Connor Street
Ottawa, Ontario, Canada

Attention: Eric Elvidge
Telecopier No.: 613-788-2247

Notice is deemed to be delivered and received (i) if sent by personal delivery, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, (ii) if sent by same-day service courier, on the date of delivery if sent on a Business Day and delivery was made on that day prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (iii) if sent by overnight courier, on the next Business Day, or (iv) if transmitted by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. Any Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice to that Party. The failure to send a copy of a notice to legal counsel does not invalidate any notice to a Party.

7.4 Assignment

No party hereto may assign its rights or obligations under this Agreement or the Arrangement, provided, however, that Parent shall be entitled to make an assignment of any or all of its rights (but not its obligations) hereunder to any one or more of its wholly owned Subsidiaries.

7.5 Binding Effect

This Agreement and the Arrangement shall be binding upon and shall ensure to the benefit of the parties hereto and their respective successors and no third party shall have any rights hereunder.

7.6 Third Party Rights

This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns; provided however, that the provisions of section 4.8 concerning insurance and indemnification, the provisions of section 4.10 concerning certain employment matters and the provisions of section 7.8 concerning personal liability are intended for the benefit of the individuals specified therein and their respective legal representatives.

7.7 Waiver and Modification

TMB and Parent may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (i) no waiver that might be given by a party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the document referred to in this Agreement.

7.8 No Personal Liability

(a)	No director or officer of Parent shall have any personal liability whatsoever to TMB under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Parent.

(b)	No director or officer of TMB shall have any personal liability whatsoever to Parent under this Agreement, or any other document delivered in connection with the Arrangement on behalf of TMB.

7.9 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order fully to perform and carry out the terms and intent hereof.

7.10 Expenses

Subject to section 6.4, the parties agree that all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

7.11 Publicity

The initial press release concerning this Agreement shall be a joint press release and, thereafter, so long as this Agreement is in effect, neither parent nor TMB will disseminate any press release or other public announcement concerning this Agreement or the other transactions contemplated by this Agreement to any third party, except as may be required by Law or by any listing agreement with Nasdaq or the Toronto Stock Exchange, without the prior consent of each of the parties hereto, which consent shall not be unreasonably withheld or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Parent and TMB also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

7.12 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each party hereby irrevocably agrees to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

7.13 Time of Essence

Time shall be of the essence in this Agreement.

7.14 Entire Agreement

This Agreement including the TMB Disclosure Letter, the agreements and other documents referred to herein and therein and the Confidentiality Agreement constitute the entire agreement among the parties hereto and supersede any prior agreements, understandings, undertakings, representations, warranties, negotiations, discussions and arrangements of any nature, whether oral or written, among the parties hereto with respect to the matters hereof and thereof.

7.15 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Arrangement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

7.12 Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

LUMINEX CORPORATION

By:	(Signed) Patrick J. Balthrop
Name: Patrick J. Balthrop
Title: President and Chief Executive Officer

TM BIOSCIENCE CORPORATION

By:	(Signed) Gregory C. Hines
Name: Gregory C. Hines
Title: President and Chief Executive Officer

ANNEX “B”

PLAN OFARRANGEMENT
UNDER SECTION 182
OF THE ONTARIO BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

“Arrangement” means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 6.1 of the Merger Agreement or Article 6 or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the TMB Shareholders, to be substantially in the form and content of Schedule B annexed to the Merger Agreement;

“Articles of Arrangement” means the articles of arrangement of TMB in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made;

“Business Day” means any day on which commercial banks are generally open for business in Austin, Texas and Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Austin, Texas under the laws of the State of Texas or the federal laws of the United States of America or in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Circular” means the notice of the TMB Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of TMB Common Shares and TMB Options in connection with the TMB Meeting;

“Converted Parent Option” has the meaning set out in section 2.2(b);

“Converted Parent Option Exercise Price” has the meaning set out in section 2.2(b);

“Court” means the Superior Court of Justice of Ontario;

“Depositary” means CIBC Mellon Trust Company at its offices set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” has the meaning set out in section 3.1;

“Dissenting Shareholder” means a holder of TMB Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

“Drop Dead Date” means March 31, 2007, or such later date as may be mutually agreed by the parties to the Merger Agreement;

“Effective Date” means the date shown on the Certificate, provided that such date occurs on or prior to the Drop Dead Date;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

“Government Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any Securities Regulatory Authority, self regulatory authority or the Toronto Stock Exchange, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“holders” means the holders of TMB Common Shares shown from time to time in the register maintained by or on behalf of TMB in respect of the TMB Common Shares;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by section 2.2 of the Merger Agreement;

“Laws” means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including any stock exchange), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for use by holders of TMB Common Shares, in the form accompanying the Circular;

“Luminex” means Luminex Corporation, a corporation existing under the laws of the State of Delaware;

“Luminex Common Shares” means the shares of common stock in the capital of Luminex;

“Luminex Trading Price” means the average of the closing prices of Luminex Common Shares on Nasdaq during a period of twenty consecutive trading days ending on the Business Day immediately preceding the Effective Date;

“Meeting Date” means the date of the TMB Meeting;

“Merger Agreement” means the agreement made the 14th day of December, 2006 among Luminex and TMB, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Nasdaq” means Nasdaq National Market;

“OBCA” means the Ontario Business Corporations Act as now in effect and as may be amended from time to time prior to the Effective Date;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Replacement Option” has the meaning ascribed thereto in section 2.2(b);

“Replacement Warrant” has the meaning ascribed thereto in section 2.2(c);

“Securities Regulatory Authority” means the applicable securities commission or regulatory authority in each province and territory in Canada and the United States Securities and Exchange Commission;

“Share Exchange Ratio” means 0.060, subject to adjustment, if any, as provided herein;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

“Tax ” and “Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity; and the term “material amount of Taxes” shall mean an amount of Taxes that is material to the entity and its Subsidiaries taken as a whole;

“TMB” means Tm Bioscience Corporation, a corporation existing under the laws of Ontario;

“TMB Common Shares” means the outstanding common shares in the capital of TMB;

“TMB Convertible Securities” means all securities of TMB, other than TMB Options and TMB Warrants, which may by their terms be converted, exercised or exchanged to acquire TMB Common Shares, being outstanding and unexercised on the Effective Date;

“TMB Meeting” means the special meeting of TMB Shareholders, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

“TMB Options” means the TMB Common Share options granted under the TMB Stock Option Plan and being outstanding and unexercised on the Effective Date;

“TMB Shareholders” means the holders of TMB Common Shares and TMB Options;

“TMB Stock Option Plan” means TMB’s stock option plan;

“TMB Warrants” means the outstanding and unexercised TMB Common Share purchase warrants.

1.2 Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

ARTICLE 2

ARRANGEMENT

2.1 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) TMB, (ii) Luminex, (iii) all holders of TMB Common Shares, (iv) all holders of TMB Warrants, and (v) all holders of TMB Options.

2.2 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)
each outstanding TMB Common Share that is not held by a holder who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of TMB Common Shares (other than TMB Common Shares held by Luminex or any Subsidiary or affiliate thereof), will be exchanged by the holder thereof for that number of fully paid and non-assessable Luminex Common Shares equal to the Share Exchange Ratio, and the name of each such holder of TMB Common Shares will be removed from the register of holders of TMB Common Shares and added to the register of holders of Luminex Common Shares and Luminex or a Subsidiary of Luminex, as the case may be, will be recorded as the registered holder of such TMB Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(b)
each TMB Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option granted by Luminex (a “Converted Parent Option”) to acquire (on the same terms and conditions as were applicable to such TMB Option pursuant to the relevant TMB Stock Option Plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Luminex Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Option immediately prior to the Effective Time by

(B) the Share Exchange Ratio. The exercise price per Luminex Common Share subject to any such Converted Luminex Option (the “Converted Parent Option Exercise Price”) will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Option immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.2(b) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable;

(c)
each TMB Warrant outstanding immediately prior to the Effective Time shall be deemed to be exchanged for a warrant to acquire (on the same terms and conditions as were applicable to such TMB Warrant pursuant to the terms under which it was issued and the agreement evidencing the issue thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Luminex Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Warrant immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Luminex Common Share subject to any such TMB Warrant will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Warrant immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.2(c) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable; and

(d)
each TMB Convertible Security outstanding immediately prior to the Effective Time shall be deemed to be exchanged for a convertible security granted by Luminex to acquire (on the same terms and conditions as were applicable to such TMB Convertible Security pursuant to the terms under which it was issued and the agreement evidencing the issue thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Luminex Common Shares determined by multiplying (A) the number of TMB Common Shares subject to such TMB Convertible Security immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Luminex Common Share subject to any such TMB Convertible Security will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per TMB Common Share subject to such TMB Convertible Security immediately prior to the Effective Time and (B) the Share Exchange Ratio, expressed in U.S. dollars based on the noon buying rate of the Bank of Canada on the last trading day immediately preceding the Effective Date. The conversion mechanism set forth in this section 2.2(d) shall be adjusted to the extent required to comply with Section 409A of the United States Internal Revenue Code and the rules, regulations and guidance promulgated thereunder, where applicable.

2.3 Adjustments to Share Exchange Ratio

The Share Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Luminex Common Shares or TMB Common Shares other than stock dividends paid in lieu of ordinary course dividends), reorganization, recapitalization or other like change with respect to Luminex Common Shares or TMB Common Shares occurring after the date of the Merger Agreement and prior to the Effective Time.

ARTICLE 3

RIGHTS OF DISSENT

3.1 Rights of Dissent

Holders of TMB Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this section 3.1 (the “Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding subsection 185(10) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by TMB not later than 5:00 p.m. (Toronto time)

on the second to last Business Day preceding the date of the TMB Meeting. Holders of TMB Common Shares who duly exercise such rights of dissent and who:

(a)
are ultimately determined to be entitled to be paid fair value for their TMB Common Shares shall be deemed to have transferred such TMB Common Shares to Luminex, to the extent the fair value therefor is paid by Luminex; or

(b)
are ultimately determined not to be entitled, for any reason, to be paid fair value for their TMB Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of TMB Common Shares and shall receive Luminex Common Shares on the basis determined in accordance with section 2.2(a), but in no case shall Luminex, TMB or any other Person be required to recognize such holders as holders of TMB Common Shares after the Effective Time, and the names of such holders of TMB Common Shares shall be deleted from the registers of holders of TMB Common Shares at the Effective Time.

ARTICLE 4

CERTIFICATES AND FRACTIONAL SHARES

4.1 Exchange of Certificates for Luminex Common Shares

At or promptly after the Effective Time, Luminex shall deposit with the Depositary, for the benefit of the holders of TMB Common Shares in connection with the Arrangement, certificates representing the Luminex Common Shares delivered pursuant to section 2.2 in exchange for outstanding TMB Common Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding TMB Common Shares that were exchanged for Luminex Common Shares, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of TMB and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, subject to section 4.3, a certificate representing that number (rounded down to the nearest whole number) of Luminex Common Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.2 and any cash in lieu of fractional Luminex Common Shares pursuant to section 4.3), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of TMB Common Shares which is not registered in the transfer records of TMB, a certificate representing the proper number of Luminex Common Shares may be issued to the transferee if the certificate representing such TMB Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding TMB Common Shares that were exchanged for Luminex Common Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Luminex Common Shares as contemplated by this section 4.1, (ii) a cash payment in lieu of any fractional Luminex Common Shares as contemplated by section 4.3 and (iii) any dividends or distributions with a record date after the Effective Time paid or payable with respect to Luminex Common Shares as contemplated by section 4.2.

4.2 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Luminex Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding TMB Common Shares that were exchanged pursuant to section 2.2, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to section 4.3 and no interest shall be earned or payable on these proceeds, unless and until the holder of record of such certificate shall surrender such certificate in accordance with section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the record holder of the certificates representing whole TMB Common Shares, without interest, (i) the amount of any cash payable in lieu of a fractional Luminex Common Share to which such holder is entitled pursuant to section 4.3, (ii) the amount of dividends or other distributions with a record date after the Effective Time paid with respect to such whole Luminex Common Share, as the case may be, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Luminex Common Share.

4.3 No Fractional Shares

No certificates representing fractional Luminex Common Shares shall be issued upon the surrender for exchange of certificates pursuant to section 4.1 and no dividend, stock split or other change in the capital structure of Luminex shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Luminex. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a Luminex Common Share will receive a cash payment from the Depository equal to the product of such fractional interest and the Luminex Trading Price. Luminex shall from time to time as necessary provide the Depository with funds sufficient to satisfy these obligations.

4.4 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding TMB Common Shares that were exchanged pursuant to section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Luminex Common Shares (and any dividends or distributions with respect thereto and any cash pursuant to section 4.3) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Luminex Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Luminex and its transfer agent in such sum as Luminex may direct or otherwise indemnify Luminex in a manner satisfactory to Luminex against any claim that may be made against Luminex with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding TMB Common Shares that were exchanged pursuant to section 2.2 that is not deposited with all other instruments required by section 4.1 on or prior to the fifth anniversary of the Effective Time shall cease to represent a claim or interest of any kind or nature as a shareholder of Luminex. On such date, the Luminex Common Shares (or cash in lieu of fractional interests therein, as provided in section 4.3) to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Luminex, together with all entitlements to dividends, distributions and interest in respect thereof held for such former registered holder. None of Luminex or the Depositary shall be liable to any person in respect of any Luminex Common Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.6 Withholding Rights

TMB, Luminex and the Depositary shall be entitled to deduct and withhold from the amount otherwise payable pursuant to this Plan of Arrangement and the Merger Agreement to any Person such amounts as are required to be deducted and withheld with respect to such payment under the Income Tax Act (Canada) or any other applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Plan of Arrangement and the Merger Agreement as having been paid to the Person to whom the amount would otherwise be payable. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Person exceeds the cash portion of the consideration otherwise payable to the Person, TMB, Luminex and the Depositary are hereby authorized to sell or otherwise dispose on behalf of the Person such portion of the consideration as is necessary to provide sufficient funds to TMB, Luminex or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and TMB, Luminex or the Depositary shall notify the Person and remit to the Person any unapplied balance of the net proceeds of such sale.

ARTICLE 5

AMENDMENTS

5.1 Amendments to Plan of Arrangement

TMB reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Luminex, (iii) filed with the Court and, if made following the TMB Meeting, approved by the Court and (iv) communicated to holders of TMB Common Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by TMB at any time prior to the TMB Meeting (provided that Luminex shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the TMB Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the TMB Meeting shall be effective only if (i) it is consented to by each of TMB and Luminex and (ii) if required by the Court, it is consented to by holders of the TMB Common Shares voting in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Luminex, provided that it concerns a matter which, in the reasonable opinion of Luminex, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of TMB Common Shares or TMB Options.

ARTICLE 6

FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Merger Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

ANNEX “C”

ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE
TM BIOSCIENCE CORPORATION SHAREHOLDERS

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Tm Bioscience Corporation (“Tm Bioscience”), as more particularly described and set forth in the management information circular (the “Circular”) of Tm Bioscience accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2.
The plan of Arrangement (the “Plan of Arrangement”) involving Tm Bioscience, the full text of which is set out as Schedule C to the Merger Agreement made as of December 14, 2006 between Luminex Corporation and Tm Bioscience (the “Merger Agreement”) (as the Plan of Arrangement may be or may have been amended) is hereby approved and adopted.

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Tm Bioscience or that the Arrangement has been approved by the Superior Court of Justice of Ontario, the directors of Tm Bioscience are hereby authorized and empowered (i) to amend the Merger Agreement or the Plan of Arrangement to the extent permitted by the Merger Agreement and (ii) not to proceed with the Arrangement without further approval of the shareholders of Tm Bioscience, but only if the Merger Agreement is terminated in accordance with Article 6 thereof.

4.
Any officer or director of Tm Bioscience is hereby authorized and directed for and on behalf of Tm Bioscience to execute, under the seal of Tm Bioscience or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Merger Agreement for filing.

5.
Any officer or director of Tm Bioscience is hereby authorized and directed for and on behalf of Tm Bioscience to execute or cause to be executed, under the seal of Tm Bioscience or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C - 1

ANNEX “D”

SECTION 185 OF THE OBCA

Business Corporations Act (Ontario)
R.S.O. 1990, CHAPTER B.16

RIGHTS OF DISSENTING SHAREHOLDERS

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)     amalgamate with another corporation under sections 175 and 176;

(d)     be continued under the laws of another jurisdiction under section 181; or

(e)      sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)      subsection 170 (5) or (6).

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)    the shareholder’s name and address;
(b)    the number and class of shares in respect of which the shareholder dissents; and
(c)    a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)     the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29)   Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

ANNEX “E”

OPINION OF LEERINK SWANN & COMPANY, INC.

[LETTERHEAD OF LEERINK SWANN & COMPANY, INC.]

December 14, 2006
Board of Directors
Tm Bioscience Corporation
439 University Avenue, Suite 900
Toronto, Ontario
Canada M5G 1Y8

Members of the Board:

We understand that Tm Bioscience Corporation (“Tm Bioscience”) and Luminex Corporation (“Luminex”) are proposing to enter into a Merger Agreement, dated December 14, 2006 (the “Agreement”), which will provide for, among other things, an arrangement pursuant to which Luminex will acquire all of the outstanding common shares in the capital of Tm Bioscience (such shares, “Tm Bioscience Shares” and, such arrangement, the “Arrangement”). Under the terms, and subject to the conditions, set forth in the Agreement and certain related documents (collectively, the “Transaction Documents”), each outstanding Tm Bioscience Share will be exchanged for 0.060 (the “Exchange Ratio”) of a share of the common stock, par value $0.001 per share, of Luminex (“Luminex Common Stock”). The terms and conditions of the Arrangement are set out more fully in the Transaction Documents.

You have asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view and as of the date hereof, to the holders of Tm Bioscience Shares.

For purposes of this opinion, we have, among other things:

(i)         reviewed certain publicly available financial statements and other business and financial information of Tm Bioscience and Luminex, respectively;

(ii)         reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts, concerning Tm Bioscience as prepared by the management of Tm Bioscience;

(iii)        reviewed and discussed with the management of Luminex publicly available financial forecasts relating to Luminex;

(iv)        held discussions with the managements of Tm Bioscience and Luminex concerning the respective businesses, past and current operations, financial condition and near-term and future prospects of Tm Bioscience and Luminex, including discussions with the management of Tm Bioscience concerning the liquidity needs of, and capital resources available to, Tm Bioscience and the results of the business strategies and financial alternatives explored to date by Tm Bioscience;

(v)          reviewed the financial terms and conditions set forth in the Transaction Documents;

Board of Directors
Tm Bioscience Corporation
December 14, 2006

(vi)        reviewed the stock prices and trading history of Tm Bioscience Shares and Luminex Common Stock;

(vii)        compared the financial performance of Tm Bioscience and Luminex with that of certain other publicly traded companies generally comparable to Tm Bioscience and Luminex, respectively;

(viii)        compared the financial terms of the Arrangement with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

(ix)           reviewed the premiums paid, based on publicly available information, in public transactions we deemed relevant in evaluating the Arrangement;

(x)           participated in discussions and negotiations among representatives of Tm Bioscience, Luminex and their respective advisors;

(xi)          solicited, at the direction of Tm Bioscience, third party indications of interest in the acquisition of all or a part of Tm Bioscience; and

(xii)         made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of Tm Bioscience and Luminex) or publicly available and have not assumed responsibility for verifying any such information. We have relied upon the assurances of the managements of Tm Bioscience and Luminex that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Tm Bioscience or Luminex, nor were we furnished with any such evaluation or appraisal. With respect to financial forecasts for Tm Bioscience that we have reviewed, we have been advised by the management of Tm Bioscience and have assumed, with your consent, that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of Tm Bioscience as to the future financial condition and performance of Tm Bioscience. As you are aware, we have been advised that financial forecasts relating to Tm Bioscience have not been prepared by the management of Tm Bioscience beyond calendar year 2008 and, accordingly, with your consent, we have not performed a discounted cash flow analysis of Tm Bioscience for purposes of our opinion. With respect to publicly available financial forecasts relating to Luminex that we have reviewed, we have been advised by the management of Luminex and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments as to the future financial condition and performance of Luminex. We have relied upon the assessments of the management of Tm Bioscience as to the existing and future products, product candidates and technology of Tm Bioscience as well as the risks associated with such products, product candidates and technology (including, without limitation, the timing and probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products, product candidates and technology). We also have relied upon the assessments of the management of Luminex as to its ability to integrate

Board of Directors
Tm Bioscience Corporation
December 14, 2006

the businesses of Luminex and Tm Bioscience. We have assumed, with your consent, that the Arrangement will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that all necessary governmental, regulatory and other third party approvals and consents for the Arrangement will be obtained without any adverse effect on Tm Bioscience, Luminex or the Arrangement. We also have assumed, with your consent, that neither Tm Bioscience nor Luminex will incur any Canadian or U.S. federal income tax liabilities as a result of the Arrangement.

This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may arise or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to the holders of Tm Bioscience Shares of the Exchange Ratio and does not address any other term, aspect or implication of the Arrangement or any other agreement or arrangement entered into in connection with the Arrangement. We do not express any opinion as to (i) any tax or other consequences that might result from the Arrangement or (ii) the value of Luminex Common Stock when issued pursuant to the Arrangement or the price at which shares of Luminex Common Stock may trade at any time. Our opinion does not address the relative merits of the Arrangement and other business strategies that Tm Bioscience’s Board of Directors has considered or may consider, nor does it address the decision of Tm Bioscience’s Board of Directors to proceed with the Arrangement. In addition, our opinion does not address any legal or accounting matters, as to which we understand that Tm Bioscience has obtained such advice as it has deemed necessary from qualified professionals.

We are acting as financial advisor to Tm Bioscience in connection with the Arrangement and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Arrangement. We also will receive a fee upon the delivery of this opinion. In addition, Tm Bioscience has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of business, we may trade in the securities of Tm Bioscience and Luminex for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in the securities of Tm Bioscience and Luminex.

Our opinion expressed herein is provided for the information of the Board of Directors of Tm Bioscience in connection with its evaluation of the Arrangement. Our opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote, or take any other action, with respect to the Arrangement or any other matters.

Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, for a financial point of view, to the holders of Tm Bioscience Shares.

                                                Very truly yours,

                                                /s/ Leerink Swann & Company, Inc.

                                                LEERINK SWANN & COMPANY, INC.

ANNEX “F”

INTERIM ORDER AND NOTICE OF APPLICATION FOR FINAL ORDER

Court File No. 07-CL-6836

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY THE
MR. JUSTICE GROUND	)	19THDAYOF
	)	JANUARY, 2007

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.0.1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING TM BIOSCIENCE CORPORATION and LUMINEX CORPORATION

TM BIOSCIENCE CORPORATION

Applicant

INTERIM ORDER

THIS MOTION, made by the Applicant, Tm Bioscience Corporation ("TMB") for an interim order for advice and directions of the Court in connection with an application (the "Application") to approve an arrangement (the "Arrangement") under section 182 of the Business Corporations Act, R.S.O. 1990, c.B.16, as amended (the "OBCA"), was heard this day at 330 University Avenue, Toronto.

UPON READING the Notice of Application, the Notice of Motion, the affidavit of Gregory C. Hines, sworn January 16, 2007 and the exhibits thereto (the "Affidavit"), and on hearing the submissions of counsel for TMB and counsel for Luminex Corporation ("Luminex").

THIS COURT makes the following order (the "Interim Order") under section 182 of the OBCA and the Rules of Civil Procedure:

DEFINITIONS

1. THIS COURT ORDERS that all capitalized terms not defined in this Interim Order shall have the meanings ascribed thereto in the draft Management Information Circular of TMB (the "Circular") attached as Exhibit "A" to the Affidavit.

SPECIAL MEETING

2. THIS COURT ORDERS that TMB is authorized and directed to call, hold and conduct a special meeting on February 23,2007 or such later date as determined by Gregory C. Hines, the CEO of TMB, but in no event later than April 20, 2007 (the "Meeting") of:

(a)       the holders of its common shares (the "TMB Common Shares"); and

(b)	the holders of options to purchase TMB Common Shares (the "TMB Options") (such holders of TMB Common Shares and TMB Options being collectively referred to herein as "TMB Securityholders"),

to, among other things>consider and, if deemed advisable, to pass, with or without variation, the special resolution (the "Arrangement Resolution") to approve the Arrangement substantially in the form set forth in the Plan of Arrangement, which is attached as Annex "B" to the Circular.

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the Notice of Meeting (the "Notice") forming part of the Circular, the OBCA, the articles and by-laws of TMB, the terms of this Interim Order, and any further Order of this Honourable Court.

PERMITTED ATTENDEES

4. THIS COURT ORDERS THAT the only persons entitled to attend the Meeting shall be:

(a)    TMB Securityholders or their respective proxyholders;

(b)    TMB directors, officers, auditors and advisors;

(c)    representatives of Luminex; and

            (d)    other persons with the permission of the Chair of the Meeting;

and that the only persons entitled to vote at the Meeting shall be the TMB Securityholders as at the close of business on the Record Date (as defined below), or their respective proxyholders.

AMENDMENTS

5. THIS COURT ORDERS that TMB is authorized to make, in the manner contemplated by the Merger Agreement made December 14, 2006 among TMB and Luminex, such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice of such changes to TMB Securityholders and the Arrangement as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS, POSTPONEMENTS

6. THIS COURT ORDERS that TMB, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of TMB Securityholders respecting the adjournment or postponement.

RECORD DATE

7. THIS COURT ORDERS that the record date (the "Record Date") for determining registered TMB Securityholders entitled to receive the Notice, the Notice of Application, the Circular, form of proxy and the Letter of Transmittal (collectively, the "Meeting Materials") shall be the close of business on January 22, 2007, as fixed by the TMB board of directors in accordance with section 95(2) of the OBCA.

NOTICE OF MEETING

8. THIS COURT ORDERS that the Meeting Materials with such amendments, additional communications or documents as counsel for TMB may advise are necessary or desirable, provided such amendments, communications or documents are not inconsistent with this Interim Order, shall be disseminated, distributed, sent and given to TMB Securityholders, the directors of TMB, the auditors of TMB, and to Luminex by one or more of the following methods not later than 21 days prior to the date of the Meeting:

(1)       to TMB Securityholders:

(a)	by prepaid ordinary mail, addressed to each TMB Securityholder at his, her or its address, as shown on the security registers of TMB as at the Record Date;

(b)	by delivery, in person or by courier service, to the addresses specified in paragraph 8(l)(a) above;

(c)
by facsimile or e-mail transmission to any registered TMB Securityholder. who requests such facsimile or e-mail transmission and, if required by TMB, is prepared to pay any applicable charges for such transmission; or

(d)
in the case of non-registered holders of TMB Common Shares, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to Non-Registered holders of TMB Common Shares;

(2)	by courier or delivery in person to the directors and auditors of TMB; and

(3)	by prepaid ordinary mail, or by courier, or delivery in person, to the solicitors for Luminex,

and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting. The accidental omission to give notice of the Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Meeting.

DEEMED RECEIPT OF NOTICE

9. THIS COURT ORDERS that the Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

(a)	in the case of mailing, three (3) days after delivery thereof to the post office;

(b)	in the case of delivery in person, upon receipt thereof by the intended addressee or, in the case of delivery by courier, one (1) Business Day after receipt by the courier; and

(c)	in the case of facsimile or e-mail transmission, upon the transmission thereof.

FORMS OF PROXY

10. THIS COURT ORDERS that TMB is authorized to use the forms of proxy, substantially in the forms attached as Exhibit "B" to the Affidavit, subject to TMB's ability to insert dates and other relevant information in the final form of proxy. The procedure for the use of proxies at the Meeting shall be as set out in the Circular.

11. THIS COURT ORDERS that TMB is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms or personal or electronic communication as it may determine. TMB may, in its discretion, waive generally the time limits for the deposit of proxies by the TMB Securityholders, if TMB deems it advisable to do so.

QUORUM AND VOTING

12. THIS COURT ORDERS that the Meeting shall be a single meeting of TMB Securityholders who shall vote together as a single class and that votes shall be taken at the Meeting on the basis of one (1) vote per TMB Common Share and, in respect of each TMB Option, one (1) vote per TMB Common Share that the holder thereof is entitled to receive upon the valid exercise of such TMB Option, and that, subject to further Order of this Court, the vote required to pass the Arrangement

Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast on the Arrangement Resolution (for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast) by the TMB Securityholders present in person or represented by proxy at the Meeting, including at least a simple majority of the votes cast on the Arrangement Resolution by holders of TMB Common Shares, excluding the votes cast by holders of TMB Options, present in person or represented by proxy and entitled to vote at the Meeting. Such votes shall be sufficient to authorize and direct TMB to do all such acts and things as may be necessary or desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Securityholders, subject only to final approval of the Arrangement by this Honourable Court.

13. THIS COURT ORDERS that in accordance with the by-laws of TMB, two persons present in person entitled to vote at the Meeting, shall constitute a quorum for the Meeting and any adjournments or postponements thereof. In all other respects, the terms, restrictions and conditions of the by-laws and articles of TMB shall apply in respect of the Meeting.

14. THIS COURT ORDERS that the only persons entitled to vote at the Meeting shall be the TMB Securityholders as at the close of business on the Record Date, subject to the provisions of the OBCA with respect to persons who become TMB Securityholders after that date.

DISSENT RIGHTS

15. THIS COURT ORDERS that registered holders of TMB Common Shares shall be entitled to exercise rights of dissent and appraisal with respect to the Arrangement Resolution pursuant to section 185 of the OBCA (except as that section is varied by this paragraph 16), and to seek fair value for their TMB Common Shares, provided that holders of any TMB Common Shares who wish to dissent (a) must have as a condition precedent thereto provided a written dissent notice objecting to the Arrangement Resolution to TMB, 439 University Avenue, Suite 2000, Toronto, Ontario. M5G 1Y8, Attention: Gregory C. Hines no later than 5:00 p.m. (Toronto time) on the second to last business day preceding the date of the Meeting (or any adjournment or postponement of the Meeting), and (b) shall otherwise strictly comply with the requirements of section 185 of the OBCA (except as that section is varied by this paragraph 15). If the Arrangement is completed, holders of TMB Common Shares who duly exercise their Dissent Rights and who:

(a)
are ultimately determined to be entitled to be paid fair value for their TMB Common Shares shall be deemed to have transferred such TMB Common Shares to Luminex, in consideration for a payment of cash from Luminex equal to such fair value; or

(b)
are ultimately determined not to be entitled, for any reason, to be paid fair value for their TMB Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of TMB Common Shares and shall receive shares of Luminex common stock in accordance with the Arrangement, but for greater certainty, in no case shall TMB or Luminex or any other person be required to recognize such holders of TMB Common Shares as holders of TMB Common shares at and after 12:01 a.m. (Toronto time) on the date shown on the Certificate of Arrangement giving effect to the Arrangement issued pursuant to subsection 183(2) of the OBCA (the "Effective Time") and the names of such holders of TMB Common Shares shall be deleted from the register of holders of TMB Common Shares as of the Effective Time.

SANCTION HEARING AND SERVICE OF COURT MATERIALS

16. THIS COURT ORDERS that upon approval of the Arrangement by the TMB Securityholders in the manner set forth in this Interim Order, TMB may apply to this Honourable Court for approval of the Arrangement and that delivery and distribution of the Notice of Application herein, in accordance with paragraph 8 of this Interim Order, shall constitute good and sufficient service of such Notice of

Application and no other form of service need be made and no other material need be served on such persons in respect of these proceedings unless a Notice of Appearance is served on TMB's solicitors as set out below at least 3 business days before the hearing of the Application.

17. THIS COURT ORDERS that the only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and to be heard thereon, shall be (a) solicitors for TMB, (b) solicitors for Luminex, and (c) persons who have delivered a notice of appearance herein in accordance with the Rules of Civil Procedure, including service of said notice on TMB's solicitors, Stikeman Elliott LLP, Commerce Court West, Suite 5300, P.O. Box 85, 199 Bay Street, Toronto, Ontario M5L 1B9, Attention: Elizabeth Pillon.

18. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those parties having previously filed a notice of Appearance shall be entitled to be given notice of the adjourned date.

PRECEDENCE

19. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the TMB Common Shares, TMB Options or the articles or by-laws of TMB, this Interim Order shall govern.

VARIANCE

20. THIS COURT ORDERS that TMB shall be entitled, at any time, to seek leave to vary this Interim Order.

Court File No. 07-CL-6836

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Proceeding Commenced at Toronto

INTERIM ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Solicitors for the Applicant

Court File No. 07-CL-6836

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING Tm BIOSCIENCE CORPORATION AND LUMINEX CORPORATION

[LOGO - SUPERIOR COURT OF JUSTICE]

Tm BIOSCIENCE CORPORATION

Applicant

NOTICE OF APPLICATION
TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on a date to be fixed, or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the Application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

	Issued	/s/ ILLEGIBLE
Date: January 16, 2007	by:
Local registrar

Address of court office
393 University Avenue
10th Floor
Toronto, Ontario M5G 1E6

TO:	ALL HOLDERS OF COMMON SHARES OF Tm BIOSCIENCE CORPORATION

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF Tm BIOSCIENCE CORPORATION

AND TO:	ALL DIRECTORS OF Tm BIOSCIENCE CORPORATION

AND TO:	THE AUDITOR FOR Tm BIOSCIENCE CORPORATION

AND TO:	BLAKE, CASSELS & GRAYDON LLP
Barristers and Solicitors
World Exchange Plaza
20th Floor, 45 O’Connor Street
Ottawa, Ontario
K1P 1A4

Gordon Cameron
Tel: (613) 788-2222
Fax: (613) 788-2247

Solicitors for Luminex Corporation

APPLICATION

1. THE APPLICANT MAKES APPLICATION FOR:

(a)
an interim order (the “Interim Order”) for advice and directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”) with respect to a proposed arrangement (the “Arrangement”) between Tm Bioscience Corporation (“TMB”) and Luminex Corporation, as proposed by TMB and described in the TMB Management Information Circular to be mailed to holders of TMB common shares and to holders of options to purchase TMB common shares;

(b)	a final order approving the Arrangement pursuant to sections 182(3) and 182(5) of the OBCA; and

(c)          such further and other relief as this Honourable Court may deem just.
2. THE GROUNDS FOR THE APPLICATION ARE:

(a)         section 182 of the OBCA;

(b)	all statutory requirements under the OBCA either have been fulfilled or will be fulfilled by the return date of this Application;

(c)	the Arrangement is fair to and in the best interests of the securityholders of TMB;

(d)          the Arrangement is fair and reasonable;

(e)          Rules 14.05, 37 and 38 of the Rules of Civil Procedure; and

(f)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)         such Interim Order as may be granted by this Honourable Court;

(b)	the Affidavit of Gregory C. Hines of TMB, to be sworn, with Exhibits thereto;

(c)	a further Affidavit to be sworn on behalf of TMB, reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order, with Exhibits thereto; and

(d)        such further and other materials as counsel may advise and this Honourable Court may permit.

4.         The Notice of Application will be sent to all securityholders of TMB at their addresses as they appear on the books of TMB at the close of business on the day immediately preceding the date the notice of meeting is given, or as the Court may direct in the Interim Order, and pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure, in the case of those securityholders whose addresses, as they appear on the books of TMB, are outside Ontario.

January 16, 2007	Stikeman Elliott LLP
Commerce Court West
Suite 5300, 199 Bay Street
Toronto, Ontario
M5L 1B9

Elizabeth Pillon LSUC#35638M
Tel: (416) 869-5623
Fax: (416) 947-0866

Solicitors for the Applicant

Court File No. 07-CL-6836

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Proceeding Commenced at Toronto

NOTICE OF APPLICATION

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
Commerce Court West
Suite 5300, 199 Bay Street
Toronto, Ontario M5L 1B9

Solicitors for the Applicant

ANNEX “G”

FORM OF VOTING AGREEMENT

VOTING AGREEMENT, dated as of December , 2006 (this “Agreement”), by and among each of the shareholders identified in Schedule I hereto (each of the foregoing, a “Shareholder” and, collectively, the “Shareholders”) and Luminex Corporation, a Delaware corporation (“Parent”).

WHEREAS, concurrently with the execution of this Agreement, Parent and Tm Bioscience Corporation, a corporation existing under the laws of the Province of Ontario (“TMB” or the “Company”), are entering into a Merger Agreement, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”) pursuant to which, among other things, Parent proposes to acquire (the “Arrangement”) all of the outstanding common shares in the capital of the Company (the “Common Shares”) by way of a Plan of Arrangement under the Business Corporations Act (Ontario).

WHEREAS, as of the date hereof, each Shareholder Beneficially Owns the number of Common Shares set forth opposite such Shareholder’s name on Schedule I hereto.

WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Shareholders agree, and the Shareholders have agreed, to enter into this agreement and abide by the covenants and obligations with respect to the Covered Shares set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Capitalized Terms. For the purposes of this Agreement, capitalized terms used and not defined herein shall have the respective means ascribed to them in the Merger Agreement

Section 1.02 Other Definitions. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.

(a)
“Beneficial Ownership” by a person of any securities includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security, and shall include “beneficial ownership” as defined in the Securities Act; provided that for purposes of determining Beneficial Ownership, a person shall be deemed to be the Beneficial Owner of any securities which such person has, at any time during the term of this Agreement, the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

(b)
“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

(c)
“Covered Shares” means, with respect to any Shareholder, such Shareholder’s Existing Shares, together with any Common Shares or other voting share capital of the Company and any securities convertible into or exercisable or exchangeable for Common Shares or other voting share capital of the Company, in each case that such Shareholder acquires Beneficial Ownership of on or after the date hereof

(d)
“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement), excluding restrictions under securities laws.

(e)
“Existing Shares” means, with respect to each Shareholder, the number of Common Shares Beneficially Owned (and except as may be set forth on Schedule I hereto, owned of record) by such Shareholder, as set forth opposite such Shareholder’s name on Schedule I hereto.

(f)
“person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

(g)     “Representatives” means the officers, directors, employees, agents, advisors and Affiliates of a person.

    (h)     “Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE II

VOTING

Section 2.01 Agreement to Vote. Each Shareholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the TMB Meeting and at any other meeting of the Shareholders of the Company, however called, including any adjournment or postponement thereof, such Shareholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon:

(a)	appear at each such meeting or otherwise cause the Covered Shares as to which such Shareholder controls the right to vote to be counted as present thereat for purposes of calculating a quorum; and

(b)
vote (or cause to be voted), in person or by proxy, all of the Covered Shares as to which such Shareholder controls the right to vote (i) in favor of the approval and adoption of the Arrangement; (ii) against any action or agreement that is in opposition to, or competitive or inconsistent with, the Arrangement or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Shareholder contained in this Agreement; and (iii) against any TMB Acquisition Proposal and against any other action, agreement or transaction that is prohibited by the Merger Agreement or that would otherwise interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Arrangement or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by such Shareholder of its obligations under this Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Arrangement); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or any reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company in office on the date of this Agreement; (D) any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws, except if approved by Parent; or (E) any other change in the Company’s corporate structure.

Section 2.02 No Inconsistent Agreements. Each Shareholder hereby covenants and agrees that, except for this Agreement, such Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Covered Shares and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EACH SHAREHOLDER

Each Shareholder hereby represents and warrants severally (and not jointly and severally), to Parent as follows:

Section 3.01 Organization; Authorization; Validity of Agreement; Necessary Action. Each Shareholder that is not an individual is duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Shareholder has full power and capacity to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder or any shareholder thereof are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.02 Ownership. Schedule I sets forth, opposite each Shareholder’s name, the number of Common Shares over which such Shareholder has beneficial ownership as of the date hereof. Each Shareholder’s Existing Shares are, and all of the Covered Shares owned by such Shareholder from the date hereof through and on the Closing Date will be, Beneficially Owned by such Shareholder. As of the date hereof, such Shareholder’s Existing Shares constitute all of the Common Shares Beneficially Owned or owned of record by such Shareholder. Other than in connection with the Company’s stock option or other incentive plans, no Shareholder nor any Affiliate of a Shareholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company.

Section 3.03 No Violation. The execution and delivery of this Agreement by each Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement will not, (i) conflict with or violate the certificate of incorporation, bylaws or other comparable governing documents, as applicable, of such Shareholder, (ii) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Shareholder or by which any of its assets or properties is bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the properties or assets of the Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which such Shareholder or any of its assets or properties is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to impair the ability of such Shareholder to perform its obligations hereunder on a timely basis.

Section 3.04 Consents and Approvals. The execution and delivery of this Agreement by each Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require such Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.

Section 3.05 Absence of Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of any Shareholder, threatened against or affecting any Shareholder or any of their respective Affiliates before or by any Governmental Entity that could reasonably be expected to impair the ability of any Shareholder to perform its obligations hereunder on a timely basis.

Section 3.06 Reliance by Parent. Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon each Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Shareholder contained herein.

ARTICLE IV

OTHER COVENANTS

Section 4.01 Prohibition on Transfers, Other Actions. Each Shareholder hereby agrees not to (i) Transfer any of its Covered Shares, Beneficial Ownership thereof or any other interest therein; (ii) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such Shareholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that could restrict or otherwise affect such Shareholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void. Each Shareholder also agrees not to engage in any transaction with respect to any of the Covered Shares with the primary purpose of depriving Parent of the intended benefits of this Agreement.

Section 4.02 Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Common Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.03 No Solicitation. Except only and to the limited extent as may otherwise be specifically permitted pursuant to Sections 4.4 and 4.5 the Merger Agreement, each Shareholder hereby agrees that during the term of this Agreement he, she or it shall not, and shall not permit any of his, her or its Subsidiaries, Affiliates or Representatives to, directly or indirectly through another person, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding a TMB Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any TMB Acquisition Proposal, or (iii) enter into any agreement, arrangement or understanding related to any TMB Acquisition Proposal. Each Shareholder hereby represents that, as of the date hereof, it is not engaged in any discussions or negotiations with respect to any TMB Acquisition Proposal and agrees immediately to cease and cause to be terminated all discussions or negotiations with any person conducted heretofore with any person other than Parent with respect to any proposal that constitutes, or may reasonably be expected to lead to, a TMB Acquisition Proposal, and will take the necessary steps to inform its affiliates and Representatives of the obligations undertaken by such Shareholder pursuant to this Agreement, including this Section 4.03. Each Shareholder also agrees that any violation of this Section 4.03 by any of its affiliates or Representatives shall be deemed to be a violation by such Shareholder of this Section 4.03.

Section 4.04 Directors’ Duties. Notwithstanding Section 4.03, if an individual Shareholder is also a director or officer of the Company, the foregoing provisions shall not prevent such Shareholder, when acting solely in his role as a director or officer of the Company from (i) providing information, as required by law, or making disclosures to the Company’s shareholders, as required by law, with respect to any submission or proposal unsolicited after November 17, 2006 regarding a TMB Acquisition Proposal, if in the opinion of the Company’s board of directors, following consultation with outside counsel, such response or disclosures are required by applicable law or (ii) otherwise acting in a manner strictly consistent with the limited and permitted exceptions provided in Sections 4.4 and 4.5 of the Merger Agreement.

Section 4.05 Notice of Acquisitions, Proposals Regarding Prohibited Transactions.

(a)
Each Shareholder hereby agrees to notify Parent in writing of the number of any additional Common Shares or other securities of the Company of which such Shareholder acquires Beneficial Ownership on or after the date hereof, such notice to be delivered by such Shareholder as promptly as practicable (and in any event within three Business Days of such acquisition).

(b)
Each Shareholder hereby agrees to notify Parent as promptly as practicable (and in any event within 24 hours after receipt) in writing of any inquiries or proposals (other than inquiries or proposals which are made to TMB itself), which are received by, any information which is requested from, or any negotiations or discussions which are sought to be initiated or continued with, such Shareholder or any of its affiliates with respect to any TMB Acquisition Proposal or any other matter referred to in Section 4.03 (including the material terms thereof and the identity of such person(s) making such inquiry or proposal, requesting such information or seeking to initiate or continue such negotiations or discussions, as the case may be). Such Shareholder will keep Parent fully informed in all material respects of any related developments, discussions and negotiations relating to the matters described in the preceding sentence (including any change to the proposed terms thereof) and shall provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written materials sent or provided to such Shareholder or any of its Subsidiaries from any person that describes the terms or conditions of any TMB Acquisition Proposal or other proposal that is the subject of any such inquiry, proposals or information requests.

Section 4.06 Waiver of Appraisal Right. To the fullest extent permitted by applicable law, each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable Law.

Section 4.07 Fiduciary obligations. Parent agrees and acknowledges that the Shareholders are bound hereunder solely in their capacity as shareholders of the Company and that the provisions hereof shall not be deemed or interpreted to bind them in their capacity as directors or officers of the Company.

Section 4.08 Further Assurances. From time to time, at Parent’s request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, each Shareholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by applicable Law or in the Circular such Shareholder’s identity and ownership of its Covered Shares and the nature of such Shareholder’s obligations under this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.01 Termination. This Agreement shall remain in effect until the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms, and after the occurrence of such applicable event this Agreement shall terminate and be of no further force; provided, however, that (A) each Shareholder shall have the right to terminate this Agreement by written notice to Parent if the terms of the Merger Agreement are amended or waived without the written consent of such Shareholder, but only if such amendment or waiver creates any additional condition to the consummation of the Merger, decreases the value of the consideration to be received by the Shareholders in the Merger, changes the form of the consideration to be received by the Shareholders in the Merger or otherwise adversely affects such Shareholder in any material respect. The provisions of this Section 5.01 and of Sections 5.05 through 5.13 shall survive any termination of this Agreement. Nothing in this Section 5.01 and no termination of this Agreement shall relieve or otherwise limit any party of liability for breach of this Agreement.

Section 5.02 No Control. Nothing contained in this Agreement shall give Parent the right to control or direct the Company or the Company’s operations.

Section 5.03 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and Parent shall have no authority to direct any Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

Section 5.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)     If to Parent, at:

Bass, Berry & Sims PLC
Amsouth Center
Suite 2700
315 Deaderick Street
Nashville, TN 37238

Attention: Howard Lamar
Telecopier No.: (615) 742-2709

with copies (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
World Exchange Plaza
20th Floor
45 O’Connor Street
Ottawa, Ontario, Canada

Attention: Eric Elvidge
Telecopier No.: 613-788-2247

(b) if to any Shareholder, to:

with copies (which shall not constitute notice) to:

(c) if to the Company, to:

Tm Bioscience Corporation:
439 University Avenue
Suite 900
Toronto, Ontario
M5G 1Y8

Attention: Gregory C. Hines
Telecopier No.: (416) 593-1066

with a copy (which shall not constitute Notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Curtis Cusinato and Kenneth Pogrin
Telecopier No.: (416) 947-0866

Section 5.05 Interpretation. The words “hereof” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 5.06 Counterparts. This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 5.07 Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

Section 5.08 Governing Law; Specific Performance; Consent to Jurisdiction; Waiver of Jury Trial.

(a)
This Agreement shall be governed by, and construed in accordance with, the Laws of the Province of Ontario, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof

(b)
The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(c)        Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 5.09.

Section 5.09 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by Parent and each Shareholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Parent and the Shareholders.

Section 5.10 Remedies.

(a)
Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b)
All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 5.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 5.12 Successors and Assigns; Third Party Beneficiaries. Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, successors and permitted assigns, as the case may be. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective heirs, executors, successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

LUMINEX CORPORATION

By:
Name:
Title:

Witness	Name of Shareholder:

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-909-6468